SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 3)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company)

CYPRESS BIOSCIENCE, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

232674507
(CUSIP Number of Class of Securities)

Jay D. Kranzler M.D., Ph.D.
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121
(858) 452-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.
Barbara L. Borden, Esq.
David A. Lipkin, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended) previously filed by Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), with the Securities and Exchange Commission (the “SEC”) on September 28, 2010, as amended by Amendment No. 1 to Schedule 14D-9 previously filed by Cypress with the SEC on October 4, 2010 and by Amendment No. 2 to Schedule 14D-9 previously filed by Cypress with the SEC on October 14, 2010 relating to the tender offer by Ramius V&O Acquisition LLC, a Delaware limited liability company which is owned by Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company, Royalty Pharma US Partners 2008, LP, a Delaware limited partnership, Royalty Pharma US Partners, LP, a Delaware limited partnership, and RP Investment Corp., a Delaware corporation, and certain of their affiliates, including Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC, C4S & Co., L.L.C., Royalty Pharma Cayman Partners, LP, Royalty Pharma Cayman Partners 2008, L.P., Pharmaceutical Investors, LP, Pharma Management, LLC and RP Management, LLC, to purchase all the issued and outstanding shares of Cypress’ common stock, $0.001 par value per share, together with the associated preferred stock purchase rights for $6.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2010, as amended by Amendment No. 1 to Schedule TO on September 20, 2010, Amendment No. 2 to Schedule TO on September 21, 2010, Amendment No. 3 to Schedule TO on September 30, 2010, Amendment No. 4 to Schedule TO on October 12, 2010, Amendment No. 5 to Schedule TO on October 14, 2010, Amendment No. 6 to Schedule TO on November 3, 2010, Amendment No. 7 to Schedule TO on December 10, 2010, Amendment No. 8 to Schedule TO on December 14, 2010, Amendment No. 9 to Schedule TO on December 15, 2010, and by Amendment No. 10 to Schedule TO on December 20, 2010, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 1.	Subject Company Information.

Item 1 is hereby amended and supplemented as follows:

Paragraph (b) of Item 1 is hereby revised as follows:

‘‘(b) Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of Cypress (the “Common Stock”) and the associated preferred stock purchase rights (the “Rights”, and together with the Common Stock, the “Shares”). As of the close of business on December 14, 2010, there were 38,588,190 Shares issued and outstanding.”

Item 2.	Identity and Background of Filing Person.

Item 2(b) is hereby amended and restated to read as follows:

‘‘(b) Tender Offer.  This Schedule 14D-9 relates to the tender offer (the “Offer”) by Ramius V&O Acquisition LLC, a Delaware limited liability company (the “Offeror”) which is owned by Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), Royalty Pharma US Partners 2008, LP, a Delaware limited partnership (“RP US 2008”), Royalty Pharma US Partners, LP, a Delaware limited partnership (“RP US”) and RP Investment Corp., a Delaware corporation (“RP US Corp,” together with Ramius, RP US 2008, and RP US, “Parent”), and certain of their affiliates, including Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”), Ramius Navigation Master Fund Ltd (“Navigation Master Fund”), Ramius Optimum Investments LLC (“ROIL”), Cowen Overseas Investment LP (“COIL”), Ramius Enterprise Master Fund Ltd, (“Enterprise Master Fund”) Ramius Advisors, LLC (“Ramius Advisors”), Cowen Group, Inc. (“Cowen”), RCG Holdings LLC (“RCG Holdings”), Ramius LLC, C4S & Co., L.L.C. (“C4S” and together with Ramius, Value and Opportunity Master Fund, Navigation Master Fund, ROIL, COIL, Enterprise Master Fund, Ramius Advisors, Cowen, and RCG Holdings, the “Original Ramius Group”), Royalty Pharma Cayman Partners, LP, Royalty Pharma Cayman Partners 2008, L.P., Pharmaceutical Investors, LP, Pharma Management, LLC and RP Management, LLC, (collectively, the ‘‘Ramius/RP Group”) to purchase all the issued and outstanding Shares for $6.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the ‘‘Offer Price”), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated December 20, 2010, and in the related Amended and Restated Letter of Transmittal, as required by the Agreement and Plan of Merger by and between Cypress, Offeror and Parent (the “Merger Agreement”).

According to the Schedule TO, the addresses of the principal executive offices and telephone numbers for the Offeror and Parent are as follows:

Filing Person	Principal Executive Office	Telephone Number

Offeror	599 Lexington Avenue 20th Floor New York, New York 10022	(212) 845-7900

Ramius
Ramius Value and Opportunity Master Fund Ltd
Ramius Navigation Master Fund Ltd
Ramius Optimum Investments LLC
Cowen Overseas Investment LP
Ramius Enterprise Master Fund Ltd
Ramius Advisors, LLC
Cowen Group, Inc.
RCG Holdings LLC
Ramius LLC
C4S & Co., L.L.C.	599 Lexington Avenue 20th Floor New York, New York 10022	(212) 845-7900

RP US 2008 RP US RP US Corp Royalty Pharma Cayman Partners, LP Royalty Pharma Cayman Partners 2008, L.P. Pharmaceutical Investors, LP Pharma Management, LLC RP Management, LLC	110 East 59th Street Suite 3300 New York, NY 10022	(212) 883-0200

The Offer is described in a Tender Offer Statement on Schedule TO originally filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on September 15, 2010 (together with all exhibits, amendments or supplements thereto from time to time, the “Schedule TO”). The Amended and Restated Offer to Purchase and Amended and Restated Letter of Transmittal are filed as Exhibits (a)(1)(G) and (a)(1)(H), respectively, to the Schedule TO and are incorporated by reference herein. Offeror commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) the Offer on September 15, 2010. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer has been extended and is scheduled to expire at 12:00 Midnight, New York City Time, on January 5, 2011. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or waiver of the conditions set forth therein, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the time of filing of the certificate of merger (or, if the merger is to be consummated pursuant to Section 267 of the DGCL, the certificate of ownership and merger) with the Secretary of State of the State of Delaware (the “Effective Time”), Offeror (or a wholly-owned subsidiary of Offeror) will merge with and into Cypress, and Cypress will continue as the surviving corporation (the “Merger”). At the Effective Time of the Merger, each issued and outstanding Share (other than Shares held by Cypress, Parent or Offeror or their respective subsidiaries and Shares held by stockholders who have perfected their statutory rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer.

The Offer and the Offeror’s obligation to purchase any Shares in the Offer are subject to a number of conditions, including the following:

(i) There having been validly tendered in the Offer and not properly withdrawn prior to 12:00 Midnight, New York City time, on January 5, 2011 (the “Expiration Date”) that number of Shares that, together with the Shares then owned by Parent, its affiliates and subsidiaries, would represent at least a majority of the total number of then-outstanding Shares calculated on a fully diluted basis, without regard to whether any convertible or exchangeable securities are then vested or exercisable (the “Minimum Condition”). The Minimum Condition may be waived by Offeror only with the prior written consent of Cypress on the terms and subject to the conditions of the Merger Agreement.

The Merger Agreement and the transactions contemplated therein, including the Offer and the Merger (collectively, the “Transactions”) are summarized in additional detail in Section 6 — “The Merger Agreement” and Section 12 — “Purpose of the Offer and the Proposed Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; “Going-Private” Transactions” of the Amended and Restated Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit 2.1 to Cypress’ Current Report on Form 8-K filed with the SEC on December 16, 2010 and is incorporated by reference herein.

The Offer is also subject to a number of additional conditions set forth in the Schedule TO, including those discussed in Item 4 below.”

Item 3.	Past Contracts, Transactions and Agreements.

Item 3 is hereby amended and restated to read as follows:

“Except as set forth in this Item 3, or in the Information Statement of Cypress, attached to this Schedule 14D-9 as Annex I (the “Information Statement”) and incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Cypress or any of its affiliates, on the one hand, and (i) Cypress or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its respective executive officers, directors or affiliates, on the other hand.

Arrangements between Cypress, Parent and Offeror

According to the Schedule TO, as of December 20, 2010, Ramius and its affiliates were the beneficial owners of 3,815,000 Shares in the aggregate, or approximately 9.9% of the outstanding Shares as of December 20, 2010.

Merger Agreement

The summary of the material provisions of the Merger Agreement contained in Section 6 of the Amended and Restated Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Amended and Restated Offer to Purchase are incorporated herein by reference.

The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to Cypress’ Current Report on Form 8-K filed with the SEC on December 16, 2010 incorporated herein by reference are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Cypress in its public reports filed with the SEC. The Merger Agreement contains representations and warranties that Cypress, Parent and Offeror made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that Cypress delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances because they were only made as of the date of the Merger Agreement and are modified in important part by the underlying confidential disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Cypress’ public disclosures.

Confidentiality Agreements

On October 8, 2010, Cypress and Ramius entered into a confidentiality agreement (the ‘‘Ramius Confidentiality Agreement”). Under the terms of the Ramius Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, any information regarding themselves and their respective subsidiaries and affiliates furnished to the other party or to its representatives would be used by such receiving party and their respective representatives solely for the purpose of considering, evaluating and negotiating a possible negotiated transaction between Cypress and Ramius and would be kept confidential except as provided in the Ramius Confidentiality

Agreement. Additionally, both parties further agreed that, subject to certain exceptions, neither party would hire for employment any employee of the other party prior to October 8, 2011.

On October 14, 2010, Cypress and RP Management LLC (“RP Management”) entered into a confidentiality agreement (the “RP Confidentiality Agreement”). Under the terms of the RP Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, any information regarding themselves and their respective subsidiaries and affiliates furnished to the other party or to its representatives would be used by such receiving party and their respective representatives solely for the purpose of financing a potential transaction between Cypress and Ramius or alternatively considering, evaluating and negotiating a possible negotiated transaction between Cypress and RP Management and would be kept confidential except as provided in the RP Confidentiality Agreement. Additionally, both parties further agreed that, subject to certain exceptions, neither party would hire for employment any employee of the other party prior to October 14, 2011.

Such summary and description of the confidentiality agreements are qualified in their entirety by reference to the Ramius Confidentiality Agreement, which is filed as Exhibit (e)(8) hereto, and the RP Confidentiality Agreement, which is filed as Exhibit (e)(9) hereto, and are incorporated herein by reference.

Representation on the Board of Directors

The Merger Agreement provides that, after the payment for Shares pursuant to the Offer, Parent will be entitled to designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the additional directors elected or designated by Offeror pursuant to the Merger Agreement) by the percentage that the number of Shares beneficially owned by Offeror and Parent (including Shares accepted for payment) bears to the total number of Shares outstanding. Cypress has agreed to take all actions necessary to cause Parent’s designees to be elected or appointed to the board of directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Cypress has also agreed upon Parent’s request, to use its reasonable best efforts to cause the individuals designated by Parent to constitute the number of members (rounded up to the next whole number) on each committee of the board of directors, each board of directors of each subsidiary of Cypress that represents the same percentage that the individuals designated by Parent represent on the board of directors.

In the event that Parent’s designees are elected or appointed to the board of directors, the Merger Agreement provides that until the Effective Time, Cypress will cause the board of directors to maintain at least two directors who were directors prior to the execution of the Merger Agreement (each a “Continuing Director”), and cause each committee of the board of directors and each board of directors of each subsidiary of Cypress to include at least one Continuing Director. If the number of Continuing Directors is reduced to below two prior to the Effective Time, any remaining Continuing Directors shall be entitled to designate a person to fill such vacancy who is not an officer, director, stockholder or designee of Ramius, Offeror or Royalty Pharma, or if no Continuing Directors remain, the other directors shall designate two persons to fill such vacancies who are not officers, directors, stockholders or designees of Parent or Offeror.

After Parent’s designees constitute a majority of the board of directors prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the board of directors or the stockholders of Cypress as may be required by Cypress’ Second Amended and Restated Certificate of Incorporation, as amended (the ‘‘Charter”), Cypress’ Fourth Amended and Restated Bylaws (the “Bylaws”) or applicable law), be required for Cypress to:

•	amend or terminate the Merger Agreement;

•	enter into any agreement between Cypress or its subsidiaries on one hand and Parent, Offeror or their respective affiliates on the other hand;

•	take any action on behalf of Cypress or its subsidiaries that would prevent or materially delay the consummation of the Merger;

•	extend the time or performance of any obligation or action under the Merger Agreement by Parent or Offeror; or

•	waive any of Cypress’ rights or remedies under the Merger Agreement.

The foregoing summary concerning representation on the board of directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit 2.1 to Cypress’ Current Report on Form 8-K filed with the SEC on December 16, 2010 and is incorporated by reference herein.

The Information Statement, attached to this Schedule 14D-9 as Annex I, is being furnished to Cypress’ stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1, promulgated under the Exchange Act, in connection with the right to designate persons to the Cypress board of directors discussed above.

Arrangements between Cypress and its Executive Officers, Directors and Affiliates

Cypress’ executive officers and the members of its board of directors may be deemed to have interests in the Transactions that may be different from or in addition to those of Cypress’ stockholders generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions.

Cypress’ executive officers and directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed in the Information Statement attached as Annex I, which is incorporated herein in its entirety.

Cash Payable for Outstanding Shares Pursuant to the Offer

If Cypress’ directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders. As of December 14, 2010, Cypress’ directors and executive officers (as set forth on the table below) beneficially owned an aggregate of 313,193 Shares outstanding (including Shares held by Cypress’ 401(k) plan), representing approximately 0.81% of the Shares outstanding as of December 14, 2010. Cypress’ directors and executive officers also hold in-the-money options to purchase an aggregate of 1,637,320 Shares, representing approximately 4.24% of the Shares outstanding as of December 14, 2010 (assuming the issuance of such option shares), and they hold out-of-the-money options to purchase an aggregate of 2,821,090 Shares, representing approximately 7.31% of the Shares outstanding as of December 14, 2010 (assuming the issuance of such option Shares). Additionally, Dr. Jay Kranzler holds restricted stock units (“RSUs”) representing the right to receive 100,000 Shares.

If such directors and executive officers were to tender all such Shares (including Shares issuable upon exercise of their in-the-money options and upon the vesting of Dr. Kranzler’s RSUs) for purchase pursuant to the Offer, and all of those Shares were accepted for purchase and purchased by the Offeror at the Offer Price, such directors and executive officers would receive an aggregate of approximately $5,187,866 in cash (net of the aggregate exercise price of the in-the-money options).

As discussed in Item 4, to the knowledge of Cypress after making reasonable inquiry, each of Cypress’ directors or executive officers intends to tender any Shares held of record or beneficially by such person for purchase pursuant to the Offer.

The table below sets forth the number of Shares held by each director and executive officer of Cypress and the amount of cash consideration each will receive for their Shares, assuming that the Effective Time was on January 5, 2010.

	Number of	Value of
Executive Officer/Director	Shares Owned(1)	Shares Owned

Jay Kranzler	225,274 (2)	$1,464,281
R. Michael Gendreau	129,530	$841,945
Sabrina Johnson	28,740	$186,810
Srinivas Rao	18,923	$123,000
All directors and executive officers as a group (10 persons)	413,193	$2,685,755

(1)	Includes Shares held in 401(k) Plan.

(2)	Includes 100,000 RSUs held by Dr. Kranzler

Treatment of Restricted Stock Units

Pursuant to the Merger Agreement, each award of RSUs will be fully vested immediately prior to the Effective Time and will be converted into the right to receive the Offer Price. Therefore, if the directors and executive officers of Cypress who own Shares and hold RSUs tender their Shares, including Shares underlying their RSUs, they will receive the same cash consideration with respect to such Shares on the same terms and conditions as the other stockholders of Cypress. However, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences to such holder under Section 409A of the Code, the timing of payment of any cash consideration to be provided with respect to such Shares will be delayed if the holder of the Shares is a “specified employee” as such term is defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code (the ‘Code”).

Pursuant to Dr. Kranzler’s amended and restated employment agreement, as amended, all of Dr. Kranzler’s RSUs immediately vest if certain termination events occur, including if Dr. Kranzler is terminated without cause in connection with a reverse merger where Cypress is the surviving corporation. None of Cypress’ other executive officers or directors were granted any RSUs.

Acceleration of Option Vesting; Treatment of Options

Cypress’ 1996 Equity Incentive Plan provides, among other things, that in the event of a reverse merger in which Cypress is the surviving corporation, the acquiring company may elect to assume the stock options issued under such plan. If the acquiring company elects not to assume such stock options, then, unless otherwise provided for by Cypress’ board of directors, all such stock options held by participants of the plan will automatically terminate upon the Merger if not previously exercised.

Cypress’ 2000 Equity Incentive Plan provides, among other things, that in the event of a reverse merger in which Cypress is the surviving corporation, the acquiring company may elect to assume the stock options issued under such plan. If the acquiring company elects not to assume such stock options, then all such stock options held by participants whose continuous service with Cypress has not terminated prior to the transaction will have their vesting accelerated contingent upon the completion of the transaction. Any stock options which are not assumed by the acquiring company will terminate upon the Merger if not previously exercised.

Cypress’ 2009 Equity Incentive Plan provides that in the event of a corporate transaction which includes, among other things, a merger where Cypress is the surviving corporation, the board of directors may elect to take a number of different actions, including providing for the acceleration of the unvested stock options.

Pursuant to Dr. Kranzler’s amended and restated employment agreement, as amended, all of Dr. Kranzler’s Company Stock Options immediately vest in certain events, including in connection with a reverse merger where Cypress is the surviving corporation. See “Potential Severance Payments Upon Termination — Employment Agreements” below for more information.

Pursuant to the Merger Agreement, each option to purchase Shares (a “Company Stock Option”) that is outstanding as of immediately prior to the Effective Time, will become fully vested and cancelled at the Effective Time in exchange for the right to receive the excess, if any, of the Offer Price over the exercise price of such Company Stock Option multiplied by the number of shares subject to such Company Stock Option immediately prior to the Effective Time (the ‘‘Option Spread Value”).

The table below sets forth information regarding the vested and unvested Company Stock Options held by Cypress’ directors and executive officers assuming an Effective Time of January 5, 2011 that, if having an exercise price per share less than the Offer Price, will be exchanged at the Effective Time into the right to receive the Option Spread Value. In addition, the table sets forth the Option Spread Value to which the holders of such Company Stock Options will be entitled to receive at the Effective Time. Pursuant to the terms of the Merger Agreement, the vesting of the unvested Company Stock Options will be accelerated in connection with the consummation of the Merger.

		Weighted			Weighted
	Number of	Average	Option	Number of	Average	Option
	Shares	Adjusted	Spread	Shares	Adjusted	Spread	Total
	Underlying	Exercise	Value from	Underlying	Exercise	Value	Option
	Vested	Price	Vested	Unvested	Price per	from Unvested	Spread
Name	Options	per Share	Options	Options	Share	Options	Value

Jay Kranzler	2,488,544	$7.75	$2,049,980	209,622	$7.75	$0	$2,049,980
R. Michael Gendreau	236,269	$8.97	$40,703	83,912	$8.97	$14,091	$54,794
Sabrina Johnson	350,814	$7.88	$117,641	143,815	$7.88	$27,476	$145,117
Srinivas Rao	270,962	$7.60	$172,329	77,472	$7.60	$9,511	$181,840
Amir H. Kalali	80,000	$10.47	$7,050	0	$10.47	$0	$7,050
Dan Petree	119,000	$9.83	$16,410	0	$9.83	$0	$16,410
Jon McGarity	119,000	$9.46	$16,410	0	$9.46	$0	$16,410
Perry B. Molinoff	119,000	$9.56	$16,410	0	$9.56	$0	$16,410
Roger Hawley	80,000	$8.27	$7,050	0	$8.27	$0	$7,050
Tina Nova	80,000	$8.27	$7,050	0	$8.27	$0	$7,050
All Directors and Officers as a group (10 persons)	3,943,589		$2,451,033	514,821		$51,078	$2,502,111

The key elements of Cypress’ executive compensation program generally include base salary, annual cash bonus, equity incentive compensation in the form of Company Stock Options and RSUs, which are awarded through Cypress’ equity incentive plans, and personal benefits. The Merger Agreement provides that, for a period of one year following the Effective Time, Parent will provide to the employees of Cypress who continue employment with the surviving corporation or any of its affiliates compensation and benefits that are, in the aggregate substantially equivalent to compensation and benefits provided by Cypress prior to the Effective Time. Parent has also agreed to cause the surviving corporation to assume and honor all written employment, change of control, severance, retention and termination agreements applicable to any employee of Cypress that is set forth in a schedule to the Merger Agreement or otherwise filed as an exhibit to Cypress’ public reports filed with the SEC.

Potential Severance Payments Upon Termination

Employment Agreements

Dr. Kranzler’s amended and restated employment agreement, as amended, provides that in the event that Dr. Kranzler is terminated without cause or if Dr. Kranzler terminates his employment for good reason (as set forth in the agreement), Dr. Kranzler is entitled to severance equal to 18 months of his base salary, payable in a single lump sum within ten days following Dr. Kranzler’s provision of an effective release of claims against Cypress, but subject to a six month delay in payment to the extent necessary for Dr. Kranzler to avoid the incurrence of adverse personal tax consequences under Section 409A of the Code. In addition, in the event that Dr. Kranzler is terminated without cause or terminates his employment for good reason, Dr. Kranzler will also be entitled to continued coverage under group life, health, accident, disability and hospitalization insurance at the levels in effect for Dr. Kranzler at the termination date for a period of two years following termination. Dr. Kranzler’s agreement also provides for acceleration of (i) Dr. Kranzler’s RSUs in certain termination events, including if Dr. Kranzler is terminated without cause in connection with a reverse merger where Cypress is the surviving corporation and (ii) Dr. Kranzler’s stock options in certain events, including a reverse merger where Cypress is the surviving corporation. All of Dr. Kranzler’s RSUs and stock options will be accelerated pursuant to the Merger Agreement immediately prior to the Merger. In the event that any amounts paid to Dr. Kranzler constitute excess parachute payments under Section 280G of the Internal Revenue Code of 1986, as amended, (the “Code”), Cypress will pay to

Dr. Kranzler an amount equal to any excise taxes payable by him with respect to such payments, up to a total of $250,000.

Severance Benefit Plan

In June 2004, Cypress adopted the Cypress Bioscience, Inc. Severance Benefit Plan (the “Severance Plan”), to provide severance benefits to certain eligible officers and outside directors. On December 31, 2008, the Severance Plan was amended and restated to clarify the application of Section 409A of the Code, to the benefits that may be provided under the plan to the eligible officers and directors. Severance benefits under the Severance Plan are awarded on a sliding scale based on the number of years of continuous service an eligible individual has completed with Cypress as of the date of service termination. Dr. Kranzler, Dr. Gendreau, Mrs. Johnson and Dr. Rao, and all of the current outside directors are currently eligible to receive severance benefits under the Severance Plan. To receive severance benefits, an individual must (i) experience a covered termination, (ii) have provided service to Cypress for at least one year on the date of such termination and (iii) execute a general waiver and release of claims. The Severance Plan benefits are reduced by any other severance benefits payable by Cypress, but not below one week of base salary. Severance benefits provided to outside directors include only accelerated vesting of options and restricted stock units ranging from 25% to 100% of an individual’s unvested shares or RSUs on the date of service termination.

Covered terminations for officers include a termination without cause or a resignation for good reason. Covered terminations for outside directors include the resignation or termination of a director’s service following the completion of such director’s term as a result of the director’s refusal to stand for re-election or Cypress’ failure to nominate such individual for re-election. All severance benefits provided to officers under the Severance Plan include a cash payment ranging from three to 12 months of base salary, health benefit continuation coverage ranging from three to 12 months and accelerated vesting of options and RSUs ranging from 25% to 100% of an individual’s unvested shares or units on the date of service termination. Officers receive the maximum severance benefits on a covered termination in connection with a change in control of Cypress. Severance benefits provided to outside directors include only accelerated vesting of options and RSUs ranging from 25% to 100% of an individual’s unvested Company Stock Options or RSUs on the date of service termination.

Potential Change in Control Benefits

The table below reflects the amount of compensation to each of the named executive officers, which will be payable in the event that the named executive officers are terminated without cause in connection with the consummation of the Offer or if Dr. Kranzler were to experience a qualified termination in connection therewith. The amounts shown assume that such termination was effective as of January 5, 2011, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from Cypress.

			Restricted		Life/
	Base		Stock	Healthcare	Disability	Accrued
Name	Salary(1)	Options(2)(3)	Units(3)(4)	Benefits(5)	Insurance	Vacation	Total

Jay Kranzler	$937,241	$0	$650,000	$33,551	$25,768	$71,105	$1,717,665
R. Michael Gendreau	$333,246	$14,091	$0	$13,732	$0	$24,895	$385,964
Sabrina Johnson	$320,121	$27,476	$0	$21,018	$0	$5,960	$374,575
Srinivas Rao	$259,932	$9,511	$0	$20,961	$0	$29,991	$320,395

(1)	For Dr. Kranzler, the amount reflects 18 months of base salary; for all the other named executive officers, the amount reflects 12 months of base salary. For Dr. Kranzler, the amount also reflects one week of base salary benefits under the Severance Plan.

(2)	The value of Company Stock Options are determined by subtracting the exercise price from the Offer Price for the unvested shares subject to Company Stock Options with exercise prices less than the Offer Price which would accelerate vesting in connection with the Merger.

(3)	All Company Stock Options and RSUs will fully accelerate vesting in connection with the Merger.

(4)	The value of RSUs is determined by multiplying the number of unvested shares which would accelerate vesting in connection with the Merger by the Offer Price.

(5)	For Dr. Kranzler, the amount reflects 2 years of healthcare benefits, for all the other named executive officers, the amount reflects 12 months of healthcare benefits.

Director Compensation

The table below shows the aggregate numbers of Company Stock Options for each non-employee director as of December 14, 2010.

Number of
Name	Options

Roger Hawley	79,136
Amir Kalali	79,136
Jon McGarity	118,136
Perry Molinoff	118,136
Tina Nova	79,136
Daniel Petree	118,136

Upon the consummation of the Offer, all Company Stock Options held by its directors will immediately vest. The per share exercise prices of a majority of the options held by Cypress’ directors exceed the Offer Price. Please see “Arrangements between Cypress and its Executive Officers, Directors and Affiliates — Acceleration of Option Vesting; Treatment of Options” above for the amount of compensation to be received by each non-employee director upon consummation of the Merger.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Cypress has included in its Charter and its Bylaws, provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent under DGCL, subject to specified limitations, and is required to advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or executive officer, of Cypress, or is or was serving at the request of Cypress as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore and delivery, if required by DGCL, of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws.

Pursuant to directors’ and officer’s liability and fiduciary liability insurance policies, Cypress’ directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of Cypress, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of Cypress or a subsidiary of Cypress.

Pursuant to the Merger Agreement, from and after the Effective Time, Parent will, and will cause the surviving corporation in the Merger for six years after the Effective Time, to (a) indemnify and hold harmless the current and former officers, directors, employees and employee benefit plan fiduciaries of Cypress (the “Indemnified Persons”) with respect to the acts, omissions or events occurring prior to the Effective Time to the fullest extent provided by the Charter, Bylaws and applicable law and (b) keep in effect in Cypress’ (or any of its subsidiaries) Charter and

Bylaws (the “Charter Documents”), all provisions at least as favorable as the provisions in Cypress’ Charter Documents on the date of the Merger Agreement that provide for indemnification or exculpation (and advancement of expenses related thereto) of the Indemnified Persons.

Subject to certain conditions, Parent is also obligated under the Merger Agreement to maintain for six years after the Effective Time, Cypress’ directors’ and officers’ liability and fiduciary liability insurance policies in place as of the date of the Merger Agreement with the terms, conditions, retentions and limits of liability that are at least as favorable as those contained in insurance policies on the date of the Merger Agreement; provided that the cost of such policies not exceed 300% of the current annual premium.”

Item 4.	The Solicitation or Recommendation.

Item 4 is hereby amended and restated to read as follows:

“The Board of Directors’ Recommendation

At a meeting of Cypress’ board of directors held on December 14, 2010, the board of directors unanimously (i) amended the rights agreement it had adopted on September 27, 2010 (the ‘‘Rights Agreement”) to allow the execution of the Merger Agreement and the performance and consummation of the Transactions, without triggering the separation or exercise of the Rights, (ii) determined that the Transactions are fair to and in the best interests of Cypress and its stockholders, (iii) approved and declared advisable the Transactions and the Top-Up Option as defined in Item 8 below, and (iv) recommended that Cypress’ stockholders accept the Offer, tender their shares to Offeror pursuant to the Offer, and, if required by the DGCL, adopt the Merger Agreement.

A joint press release, dated December 15, 2010, issued by Cypress and Parent announcing the execution of the Merger Agreement, is included as Exhibit (a)(5)(G) to this Schedule 14D-9, and is incorporated herein by reference.

ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CYPRESS’ STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO THE OFFEROR IN THE OFFER AND IF REQUIRED BY THE DGCL, ADOPT THE MERGER AGREEMENT. Please see ‘‘— Reasons for Recommendation” below for further detail.

Background of the Offer and Reasons for the Recommendation

Background of the Offer

In late 2008, James Reddoch, Ph.D., Executive Vice President, Head of Research and Investments for RP Management contacted Sabrina Martucci Johnson, Vice President and Chief Financial Officer of Cypress, to explore whether Cypress had any interest in selling its royalty interest in Savella to an entity affiliated with RP Management. On January 13, 2009, Mr. Reddoch and Ms. Johnson met, during which meeting Mr. Reddoch expressed RP Management’s interest in potentially acquiring the Savella royalty and the parties discussed such a transaction in general terms. On January 16, 2009, Mr. Reddoch sent Ms. Johnson an email communicating RP Management’s interest in engaging in further more detailed discussions regarding a potential sale of the Savella royalty.

On August 21, 2009, Mr. Reddoch contacted Dr. Kranzler, Cypress’ Chairman and Chief Executive Officer, and Ms. Johnson suggesting that the parties meet to engage in further discussions regarding a potential sale of the Savella royalty. Due to scheduling conflicts, this meeting never occurred. On October 28, 2009, Mr. Reddoch and Ms. Johnson spoke via telephone. In that conversation, Mr. Reddoch reiterated RP Management’s interest in acquiring the Savella royalty and the parties discussed such a transaction in general terms. On November 10, 2009, Mr. Reddoch sent an email to Ms. Johnson following up on their prior conversation. On November 13, 2009, Ms. Johnson responded by email that Cypress did not want to pursue a potential sale of the Savella royalty and the parties terminated discussions.

On May 27, 2010, Ramius and its affiliates made their first investment in Cypress, acquiring 50,000 shares of Common Stock at a weighted average purchase price of $4.08 per share. Ramius and its affiliates continued to make purchases on the open market on each trading day thereafter until, on June 18, 2010, they owned an aggregate of 1,325,000 shares of Common Stock with a weighted average purchase price of $4.12.

On June 20, 2010, Cypress entered into a license agreement with BioLineRx Ltd. whereby Cypress acquired an exclusive North American license for the development and commercialization of BioLineRx’s novel antipsychotic for the treatment of schizophrenia (CYP-1020). Cypress had been evaluating this opportunity for approximately nine months, during which time Cypress conducted extensive due diligence and analysis, and negotiated the terms of the agreement. The terms of the agreement included an upfront payment of $30.0 million, with potential clinical and regulatory milestone payments of up to $160.0 million, potential commercial milestone payments of $85.0 million, and a potential additional $90.0 million associated with approval for additional indications in the United States or for approval in other countries in North America. In addition, Cypress agreed to fund continuing development activities of CYP-1020 and pay BioLineRx a royalty based on net sales. Cypress’ board of directors, in consultation with management, selected this drug candidate because addressing cognitive impairment in patients with schizophrenia represents an unmet need in a large patient population, CYP-1020 is well-characterized, CYP-1020 is innovative, with the potential to be the first antipsychotic drug with a pro-cognitive effect, and the planned phase 2b trial, if successful, will significantly reduce the development risk.

The BioLine transaction was the first transaction implementing Cypress’ strategic plan to resume its historical focus on drug development for disorders of the central nervous system, or CNS, by investing its capital to develop an industry-leading CNS drug candidate pipeline and using its experienced clinical development team to pursue drug development. Pursuant to this plan, Cypress has been seeking to identify product acquisition or licensing candidates for a CNS pipeline which meet the following product criteria: (i) candidates must address a large unmet clinical need and market opportunity; (ii) candidates must be well-characterized, with remaining risks being primarily clinical and regulatory risks; (iii) candidates must be innovative, with the potential to be the first product approved in a class of drugs; and (iv) the development program must be capable of reaching a significant value-creating milestone within approximately two years of acquisition. Cypress chose to renew its focus on the CNS market because of the large market opportunity, with CNS drugs generating $121 billion in worldwide sales in 2009 according to NeuroInsights, the existence of large unmet needs in multiple areas, the competitive landscape for CNS drug development and the prior success of Cypress and its development team in obtaining CNS product approvals and label expansions. The board of directors determined that a pipeline strategy, where multiple candidates with differing development risk profiles are pursued, would be the best approach for achieving long-term stockholder value. The board of directors approved this strategy after an extensive review of Cypress’ commercial strategy and a multi-year process, with the assistance of advisors, of seeking other commercial drug opportunities through licenses, acquisitions or mergers.

Following the public announcement of the BioLine transaction, on June 21, 22 and 23, 2010, Ramius and its affiliates sold 1,105,000 shares of Common Stock at a weighted average sales price of $2.93 per share. Ramius and its affiliates then once again resumed actively buying shares of Common Stock on June 24, 2010 and currently own 3,815,000 shares with a weighted average purchase price of approximately $2.55 per share.

Also following the announcement of the BioLine transaction, Cypress’ management conducted investor presentations to describe Cypress’ previously announced strategic plan, including its implementation through the first transaction for CYP-1020. As part of a roadshow involving a series of investor meetings, on July 15, 2010, Dr. Jay D. Kranzler, Chairman and Chief Executive Officer of Cypress, and Dr. Michael Hufford , Vice President of Clinical Development, met with representatives of Ramius to discuss, among other things, the Cypress strategic plan, including the recent BioLine transaction. At this meeting, the representatives of Ramius did not disclose that they were contemplating the submission of a proposal to acquire Cypress.

On July 19, 2010, the Original Ramius Group publicly announced and sent to Cypress an unsolicited proposal to acquire Cypress for $4.00 per share in cash (the “July Proposal”). The Original Ramius Group indicated that it would consider an acquisition structure that would allow Cypress stockholders to retain a 50% interest in CYP-1020 if management or a third party funded all of the development costs of the CYP-1020 program. The July Proposal was subject to several conditions, including satisfactory completion of due diligence by the Original Ramius Group and the waiver of any “anti-takeover” provisions designed to protect Cypress’ stockholders from coercive bids that undervalue Cypress. The offer price was also subject to change if Cypress took any actions that would “adversely change” Cypress’ last balance sheet, which gave the Original Ramius Group freedom to conclude that such event had occurred based on its own interpretation of facts and circumstances. The Original Ramius Group made other demands and accusations, including among others, its demand that Cypress explore an expeditious sale process and not engage in any further material acquisitions or other transactions and its accusation that Cypress’ management was engaging in the CNS pipeline strategy for entrenchment reasons. The Original Ramius Group also criticized the size and composition of board committees and accused Cypress’ CEO of having a conflict of interest in the BioLineRx transaction, while threatening to take action if the board of directors pursues additional acquisitions and/or investments.

Following receipt of the July Proposal from the Original Ramius Group, the board of directors of Cypress convened a meeting on July 19, 2010, at which representatives of Cooley LLP (“Cooley”), outside legal counsel to Cypress, discussed the board of directors’ fiduciary duties in connection with its evaluation of and response to the July Proposal. The board of directors also directed its strategic committee to oversee the engagement of financial advisors to assist the board of directors in its evaluation of the unsolicited proposal from the Original Ramius Group.

On July 22, 2010, the Original Ramius Group delivered to Cypress a demand pursuant to Section 220 of the DGCL to inspect certain books and records of Cypress relating to the license agreement with BioLineRx Ltd. On July 29, 2010, following consultation with counsel, Cypress rejected the inspection demand as not having a proper purpose under the DGCL due to the board’s belief that the Original Ramius Group was attempting to use the information to gain an advantage as a prospective acquirer of Cypress to the potential detriment of the other Cypress stockholders.

At its regular quarterly meeting on July 29 and 30, 2010, in addition to its regular review process, the board of directors considered the July Proposal, CNS product opportunities and arrangements regarding Savella. The board reviewed several CNS product opportunities as part of the implementation of its long-term strategic plan. In addition, the board of directors reviewed Cypress’ ongoing commercial operations, including the options Cypress had explored to maximize the value of the Savella co-promote. After comparing multiple available alternatives, including continuation of the co-promote at a financial loss, the board of directors approved the terms of a proposal with Forest Laboratories Holdings Limited (“Forest”) to discontinue the co-promotion of Savella in exchange for a cash payment from Forest and other financial considerations. The board of directors also discussed Cypress’ diagnostic programs, including updates on different possible strategic alternatives available to Cypress and financial implications of the alternatives. After consideration of all relevant factors, the board of directors determined to sell Cypress’ diagnostics business or exit from it by the end of the third calendar quarter of 2010.

In connection with the discontinuation of the co-promotion of Savella and the sale of, or exit from, the diagnostics business, the board of directors approved cost reduction matters, including staff reductions affecting 123 of Cypress’ employees, or 86% of Cypress’ total employee base, expected to become effective 60 days following the required notice of the reduction in force. The board of directors concluded that the winding down of Cypress’ commercial organization would significantly decrease its operating costs (with operating savings estimated at approximately $10 million per year) and allow Cypress to invest in its CNS pipeline consistent with its long-term strategic plan.

During the board meeting on July 30, 2010, representatives of Jefferies & Company, Inc. (“Jefferies”) and a representative of Perella Weinberg Partners LP (“Perella Weinberg”) reviewed with the board of directors information on the Original Ramius Group offer, Cypress’ recent stock price performance, volume traded analysis, Wall Street analyst estimates and commentary, Cypress’ current stockholder base, and materials related to a financial analysis of Cypress, including various market data and discounted cash flow analyses both with its existing primarily financial assets and with the incremental value created by each of the CNS pipeline products that Cypress was then actively pursuing. The representatives of Jefferies and Perella Weinberg also reviewed and discussed with the board of directors a number of strategic alternatives available to Cypress.

During an executive session of the board meeting on July 30, 2010, at which Dr. Kranzler was not present, the board of directors approved the engagement of Jefferies and Perella Weinberg and engaged in an extensive discussion of the Original Ramius Group’s proposal and alternatives available to Cypress. The board of directors also consolidated its finance and strategic committees with the resulting committee being comprised of Daniel Petree, Jean-Pierre Millon, Dr. Tina Nova and Dr. Kranzler. Finally, the board of directors reviewed the conflict of interest allegations made by the Original Ramius Group in its July Proposal and concluded that Dr. Kranzler had no conflict of interest in the BioLineRx transaction. Dr. Kranzler confirmed to the board that he has no financial interest in BioLineRx and his only prior involvement with BioLineRx was as a consultant for an investor in BioLineRx a number of years earlier. Following conclusion of the executive session, the board of directors directed its financial advisors to schedule a meeting with the Original Ramius Group to seek additional information about its proposal, including confirmation that the Original Ramius Group was seeking to acquire Cypress rather than simply seeking to have Cypress commence a sale process.

On August 3, 2010, Cypress entered into a letter agreement with Forest pursuant to which Cypress and Forest agreed to amend the License and Collaboration Agreement dated January 29, 2004, previously entered into between the parties. Under the letter agreement, Cypress agreed that Cypress’ rights to co-promote Savella for fibromyalgia would be discontinued. The letter agreement provided that Cypress would retain all other rights under the collaboration agreement with Forest, including Cypress’ 15% royalty on Savella sales in the United States. Forest also agreed to pay Cypress a one-time fee of $2.0 million to help facilitate the transition. The next day, Cypress announced its agreement with Forest to discontinue co-promotion of Savella, the decision to discontinue or sell Cypress’ diagnostics business by the end of the third quarter of 2010 and Cypress’ reduction in force of 123 employees, or approximately 86% of Cypress’ employees, effective October 6, 2010.

On August 4, 2010, a representative from Jefferies and a representative from Perella Weinberg met with representatives from the Original Ramius Group. At that meeting, a number of topics were discussed, including: (i) how the Original Ramius Group arrived at a $4.00 price per share and whether such price was best and final; (ii) the type of due diligence and time that the Original Ramius Group would require to complete its proposed transaction; (iii) the potential for the Original Ramius Group to require third party financing for its proposed transaction; (iv) whether Cypress should establish a special committee of the board of directors to evaluate the Original Ramius Group’s proposal and explore other alternatives; and (v) Cypress’ recent announcement with Forest regarding the discontinuation of the Savella co-promote. In that meeting, the Original Ramius Group representatives confirmed that the Original Ramius Group intended to pursue an acquisition of Cypress and was not simply seeking to have Cypress commence a sale process. The Original Ramius Group also expressed dissatisfaction with Cypress’ management team and with its current strategic plan.

On August 5, 2010, the board of directors convened a telephonic meeting to discuss further the July Proposal from the Original Ramius Group, as well two additional letters received from the Original Ramius Group on August 5 in which the Original Ramius Group criticized the transaction with Forest, stated its request for the board of directors to evaluate its previously disclosed July Proposal and demanded, pursuant to Section 220 of the DGCL, inspection of Cypress’ books and records relating to prior strategic decisions made by the board of directors and management, including with respect to the Forest transaction. During the board meeting, representatives of Jefferies and Perella Weinberg reported on their meeting with the Original Ramius Group’s representatives earlier in the week and discussed the terms of the July Proposal. The representatives of Jefferies and Perella Weinberg also presented updated information relating to Cypress’ stock price performance, analyst commentary (including commentary following the announcement of the termination of the Savella co-promote arrangement and reduction in force) and updated financial analyses. Following an extensive discussion with its financial and legal advisors and management, the board of directors unanimously concluded that that the July Proposal grossly undervalued Cypress’ then current business and future prospects and was not in the best interests of Cypress’ stockholders and determined to reject the proposal. The board of directors also authorized the delivery (and public release on August 6, 2010) of a letter to the Original Ramius Group, signed by Dr. Kranzler and Mr. Millon, rejecting the Original Ramius Group’s July Proposal and responding to the Original Ramius Group’s public and unsupported accusations. A copy of the full letter is attached as exhibit (a)(5)(C). An excerpt of the letter to the Original Ramius Group is copied below.

After carefully and thoroughly reviewing the contents of your proposal and with the assistance of financial and legal advisors, we have unanimously concluded that your proposal is not in the best interests of the other Cypress stockholders. We concluded that your proposed price grossly undervalues our current business and future prospects. While Cypress remains confident that executing on its current business strategy would deliver superior value to its stockholders, we will continue to consider seriously any bona fide acquisition proposal or other transaction that reflects the full and fair value of Cypress’ current business and future prospects.

Mr. Smith, we are keenly aware of our fiduciary duties to our stockholders and any suggestion to the contrary is completely without merit. Furthermore, suggestions of any conflict of interest or inappropriate relationship in connection with the BL-1020 transaction are equally baseless. Our Board is comprised of scientific experts and seasoned corporate executives duly elected by Cypress stockholders and assisted by independent financial and legal advisors. Our focus is on creating value for stockholders over time. During our consideration of your proposal and evaluation of our current strategy, we heard from several other Cypress stockholders. None indicated a willingness to accept $4.00 per share, and we would not recommend a sale of Cypress at this price either.

We also confirm receipt of your letter, dated August 5, 2010, in which you make several unsupported assertions regarding the decision by Cypress to discontinue the co-promotion of Savella with Forest Laboratories. Although Cypress announced that agreement yesterday, it disclosed the potential for such a strategic change several weeks ago in its Form 8-K filing. This decision, contrary to your inaccurate claims, was not rushed. In addition, this decision was fully supported by the investment community as a prudent step to conserve cash and focus on Cypress’ core competencies. Importantly, the agreement Cypress reached yesterday with Forest was the result of a thorough and extended process in which several alternatives were considered and carefully reviewed and a number of which were pursued. We are highly confident that this agreement was the most attractive alternative available and is in the best interests of Cypress stockholders.

On August 5, 2010, the Original Ramius Group delivered a letter to Cypress requesting inspection of certain of Cypress’ books and records pursuant to Section 220 of the DGCL.

On August 6, 2010, Cypress announced in a press release that its board had carefully and thoroughly reviewed the July Proposal, and had determined that the July Proposal was not in the best interests of the other Cypress stockholders, because, among other reasons, the proposed price grossly undervalued Cypress’ current business and future prospects. Cypress also noted that, after hearing from several other Cypress stockholders, none indicated a willingness to accept $4.00 per share, and that an acquisition of Cypress at $4.00 per share would have provided substantial and differential benefits to the Original Ramius Group at the expense of the other Cypress stockholders.

On August 11, 2010, the Original Ramius Group delivered a letter to the board of directors, reiterating its proposal to acquire Cypress for $4.00 per share, and that it would consider providing Cypress’ stockholders with a potential 50% interest in CYP-1020 (the “August Proposal”) which the Original Ramius Group hypothetically valued at $0.39 per share. In the letter, the Original Ramius Group also indicated that it would be willing to discuss raising the value of its acquisition proposal in the event the Original Ramius Group was granted limited due diligence but did not indicate how much, if any, the potential increase in the offer price would be.

On August 16, 2010, the board of directors of Cypress convened a telephonic meeting to discuss the August Proposal from the Original Ramius Group. In addition, the board discussed two proposed CNS pipeline transactions that the new products committee of the board of directors and the full board of directors had previously reviewed. Each of these transactions had been under discussion since 2009 and represented key components of the CNS strategy. Management and representatives of Jefferies and Perella Weinberg reviewed the August Proposal with the board of directors, noting that it was essentially unchanged from the original July Proposal, except that the Original Ramius Group now had assigned a 39 cent per share value to a hypothetical spin-out of Cypress’ CYP-1020 asset. At the meeting, Dr. Kranzler also reviewed a proposed transaction with Alexza Pharmaceuticals, Inc. (“Alexza”) for the Staccato nicotine program, a novel electronic multidose delivery technology designed to help people stop smoking, and the proposed acquisition of Marina Biotech, Inc.’s (“Marina”) intranasal formulation of carbetocin for the possible treatment of social deficits and repetitive behavior associated with autism. The board of directors then held an executive session (in which Dr. Kranzler did not participate) and discussed both the latest proposal from the Original Ramius Group, the proposed CNS transactions and the ongoing long-term strategic plan. Following a lengthy discussion, the board of directors concluded that the August Proposal should also be rejected because it continued to grossly undervalue Cypress’ current assets and future prospects. The board of directors also approved the proposed transactions with Alexza and Marina after full deliberation.

On August 17, 2010, the board of directors delivered a response to the Original Ramius Group’s letter of August 11, 2010, a copy of which is filed as Exhibit (a)(5)(D), noting that the August Proposal was fundamentally unchanged from the July Proposal and, therefore, Cypress was reiterating its rejection of the Original Ramius Group’s proposal, stating:

While we understand that you have clarified your “willingness to consider” a 50% retained interest in BL-1020, we do not believe you have made any substantive change to your original proposal of July 19, 2010. Given there is no substantive change to your proposal, our position, as communicated in our letter to you dated August 5, 2010, remains the same. We unanimously concluded that your proposed $4.00 per share price grossly undervalues Cypress’ current business and future prospects and is not in the best interests of the other Cypress stockholders.

On or about the same date, the Original Ramius Group filed a complaint against Cypress in the Court of Chancery of the State of Delaware seeking certain of Cypress’ books and records pursuant to Section 220 of the DGCL. Cypress subsequently filed a motion to dismiss the complaint, which motion is pending before the Court of Chancery of the State of Delaware.

On August 26, 2010, Cypress completed the acquisition of Marina’s carbetocin development program pursuant to an asset purchase agreement, and also entered into a license and development agreement with Alexza, pursuant to which Cypress obtained an exclusive worldwide license from Alexza to Alexza’s Staccato nicotine technology.

On September 2, 2010, Mr. Petree, Cypress’ lead independent director, and Jeffrey Smith, the Partner Managing Director of Ramius, spoke by telephone to discuss Ramius’ concerns with respect to the activities and direction of Cypress. Mr. Smith indicated that it is Ramius’ belief that the Cypress stockholders want Cypress to be sold. Mr. Petree reiterated that Cypress is continuing to execute on its strategic plan, but that the board of directors was open to proposals for strategic alternatives, including any new proposals from Ramius that fully valued the current assets and future prospects of Cypress.

On September 10, 2010, RP Management sent a letter to the board of directors of Cypress expressing RP Management’s interest in the Savella royalty.

On September 14, 2010, RP Management sent a further letter to the board of directors of Cypress reiterating its interest in acquiring the Savella royalty. In its September 14, 2010 letter, RP Management indicated that it would be acting as a financing source in the $4.25 per share tender offer for Cypress shares of Common Stock that the Original Ramius Group would be launching the following day.

On September 15, 2010, the Original Ramius Group delivered to Cypress a letter (the ‘‘Stocklist Demand”) demanding, pursuant to Section 220 of the DGCL, inspection of certain stocklist materials of Cypress for the purpose of communicating with stockholders in connection with the Offer.

On September 15, 2010, the Original Ramius Group delivered to Cypress a letter (the “Rule 14d-5 Demand”) demanding pursuant to Rule 14d-5 of the Exchange Act (“Rule 14d-5”) inspection of certain stocklist materials of Cypress. In the Rule 14d-5 Demand, Ramius agreed to comply with the provisions of paragraph (f) of Rule 14d-5 and elected pursuant to paragraph (f)(1) of Rule 14d-5 to disseminate amendments disclosing material changes to the Original Ramius Group’s tender offer materials pursuant to Rule 14d-5.

On September 15, 2010, the Original Ramius Group commenced the Offer and, on that same day, Cypress issued a press release requesting that stockholders take no action in response to the Offer and informing stockholders that the board of directors, in consultation with its financial and legal advisors, would review the Offer and make its recommendation to stockholders.

On September 16, 2010, the Original Ramius Group received a letter from Cypress (the ‘‘Stocklist Rejection Letter”) in which Cypress (i) elected to comply with the provisions of paragraph (b) of Rule 14d-5 and (ii) rejected the Stocklist Demand on the grounds that Ramius did not have a valid proper purpose for the Stocklist Demand under Section 220 of the DGCL.

On September 17, 2010, David Bates, individually and on behalf of all others similarly situated, filed a complaint against Cypress and its directors in the Court of Chancery of the State of Delaware alleging that the directors breached their fiduciary duties of good faith, loyalty and due care.

On September 17, 2010, the Original Ramius Group sent a letter to the independent directors of the Cypress board of directors urging them not to take any action to attempt to block the Offer from succeeding.

On September 20, 2010, the Original Ramius Group filed a complaint against Cypress in the Court of Chancery of the State of Delaware seeking certain stockholder list materials for purposes of inspection and copying. On September 22, 2010, Cypress provided the Original Ramius Group with its stockholder list and certain other materials. The Original Ramius Group subsequently withdrew its complaint.

On September 24, 2010, the board of directors met with its financial and legal advisors to review the terms of the Offer and other potential actions to be taken by Cypress. Representatives of the financial advisors reviewed the terms of the Offer, financial analyses relating to the Offer and strategic alternatives available to Cypress. The overview of strategic alternatives included a review of process, potential strategic and other buyers, and potential monetization transactions based on discussions to date. Representatives of Cooley and Sullivan Cromwell LLP reviewed with the board of directors its legal and fiduciary duties in this context and the terms and conditions of a proposed stockholder rights agreement that the board might consider adopting to prevent a coercive takeover of Cypress. At the meeting, the board of directors also reconstituted the strategy committee to consist of Mr. Petree and Dr. Nova.

On September 27, 2010, the board of directors again met with its legal and financial advisors to review the Offer. Additionally, the board of directors considered, among other things, and discussed with its advisors matters relevant to the adoption of a rights agreement, including the mechanics of the agreement, events that could trigger the rights under the agreement, the possible effect of such agreement on future transactions and the material terms of the agreement that was proposed to be implemented, and the fact that the agreement contained an exception that would enable the Offer to be consummated as proposed without triggering the rights under the agreement. Following this discussion and further deliberation, and after careful consideration, the board of directors determined, by unanimous vote, (i) that the Offer grossly undervalues Cypress’ current business and future prospects, is highly conditional, rendering it illusory, and is not in the best interests of Cypress and its stockholders (other than the Original Ramius Group and its affiliates), and, therefore, to recommend that stockholders should reject the Offer and not tender their shares of Common Stock to the Original Ramius Group, (ii) to explore strategic alternatives to the Offer, which may include but are not limited to monetization of certain Cypress assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy, or a sale or strategic combination of Cypress with third parties, and to continue to operate Cypress’ business in the ordinary course, taking into account the exploration of alternatives process, and (iii) to adopt a stockholder rights agreement in the form presented to the board of directors. After review and discussion, the board of directors also approved the filing of an amendment to its existing Schedule 14D-9 with the SEC announcing Cypress’ rejection of the Offer and mailing of the amendment to Cypress’ stockholders.

On September 28, 2010, Cypress filed the Schedule 14D-9 with the SEC and issued a press release, announcing that Cypress’ board of directors had unanimously rejected the Offer and recommended that Cypress’ stockholders reject the Offer and not tender Shares in the Offer. In the same press release, Cypress announced that it had determined to engage in a broad evaluation of Cypress’ strategic alternatives, with the assistance of its financial advisors, in order to maximize value for all Cypress stockholders.

Following this announcement, representatives of Cypress’ financial advisors began a process of identifying and contacting potential financial and strategic partners to explore a sale or strategic combination of Cypress, pursue the monetization of the Savella royalty rights, or engage in debt and equity financing transactions intended to enable a significant return of capital to stockholders in the form of cash dividends or a tender offer or other stock repurchase. Advisors also evaluated alternatives for splitting Cypress into two parts, one holding the liquid assets and the other the development stage CNS assets.

As part of the strategic review process, the financial advisors contacted 61 potential financial or strategic partners and 10 parties signed confidentiality agreements and conducted initial due diligence on Cypress and its assets. Between September 28, 2010 and December 9, 2010, Cypress received financing proposals from several parties interested in providing Cypress with capital to fund a potential share repurchase or a special cash dividend payment to stockholders and also received proposals to acquire Cypress from Ramius and two additional parties (“Company A” and “Company B”).

On September 30, 2010, the Original Ramius Group sent a letter to the independent directors of the Cypress board of directors questioning the legitimacy and authenticity of Cypress’ decision to evaluate strategic alternatives to maximize stockholder value.

On September 30, 2010, a representative of Cypress contacted a representative of Ramius to discuss the Offer and the possibility of Ramius conducting due diligence on certain non-public information regarding Cypress. From October 1, 2010 to October 8, 2010, Cypress and Ramius negotiated a confidentiality agreement allowing Cypress to access such non-public information. The parties entered into the confidentiality agreement on October 8, 2010.

On October 8, 2010, Cypress entered into an asset purchase agreement under which Exagen Diagnostics, Inc. acquired Cypress’ diagnostic business for a total of up-to $8 million in upfront and milestone payments, with additional future payments in the form of royalties on product sales.

On October 11, 2010, the Original Ramius Group announced that it had extended the deadline of the Offer until November 10, 2010.

On October 12, 2010, the Cypress board of directors convened a telephonic meeting with its legal and financial advisors to review the strategic alternatives process.

On October 14, 2010, Cypress entered into a confidentiality agreement with RP Management, as a representative of the RP Group, which had committed to provide the Original Ramius Group with debt financing in connection with its offer. RP Management was provided access to an electronic data room for purposes of its diligence review. Commencing on October 22, 2010 through early December 2010, representatives of RP Management and Cypress engaged in meetings and other communications in connection with RP Management’s diligence review of Cypress and its assets.

On October 25, 2010, representatives of the Ramius/RP Group met with Dr. Kranzler, Dr. Hufford and representatives of Jefferies to discuss various aspects of Cypress’ operations and its pipeline products.

On November 2, 2010, the Original Ramius Group announced that it had extended the deadline of the Offer until December 10, 2010.

On November 4, 2010, the Original Ramius Group confirmed its Offer at $4.25 per share via a written non-binding proposal to Cypress; however, the Original Ramius Group simultaneously indicated to Cypress advisors that the Original Ramius Group would be willing to increase the Offer to $4.60 per share.

On November 5, 2010, Company A submitted a non-binding proposal to acquire Cypress at $4.85 per share in cash, subject to assumptions relating to available cash at year end and cash required to meet existing obligations and wind down company operations.

On November 10, 2010, the board of directors convened a telephonic meeting with its legal and financial advisors to review the preliminary proposals that Cypress had received to date. The board of directors considered and discussed with its advisors, among other things, a comparison of the acquisition proposals, a comparison of the asset monetization proposals and an equity investment proposal.

On November 15, 2010, Company A verbally increased its proposal to $5.00 per share in cash or alternatively, $4.85 per share in cash together with a contingent value right to receive $20 million in annual contingent payments, for up-to an additional $60 million in the aggregate, tied to Savella net sales in each of 2015, 2016 and 2017 (the “Contingent Payments”).

On November 16, 2010, representatives of the Ramius/RP Group discussed Cypress’ pipeline programs with Dr. Kranzler and Dr. Hufford.

On November 16, 2010, Company B submitted a non-binding proposal to acquire Cypress in a merger with an implied offer price of $5.00 per share consisting of a distribution of a $40 million special dividend to be made by Cypress from its own cash, an in kind distribution of the Savella royalty rights through a special purpose entity, valued at $110 million by Company B and securities of Company B.

On or about November 17, 2010, representatives of the Ramius/RP Group met with Ms. Johnson and Cypress’ legal advisors to discuss its pipeline contracts.

On November 18, 2010, representatives of the Ramius/RP Group met with Ms. Johnson and representatives of Ernst & Young, LLP, Cypress’ independent accountant, to discuss tax issues, including net operating loss issues, relating to Cypress.

At its regular quarterly meeting on November 18 and 19, 2010, in addition to its regular review process, the board of directors reviewed Cypress’ strategic alternatives process. The financial advisors updated the board of directors on the process and provided information on the preliminary analysis of after tax cash available under various financing or asset sale alternatives to fund either cash dividends or a significant stock repurchase. The board of directors also considered the potential value of Cypress with its CNS assets and remaining cash resources, if Cypress were to borrow against or otherwise leverage the Savella royalties and return as much cash as possible to stockholders. The board of directors identified the alternatives they believed were the most viable and instructed the advisors to continue to pursue these alternatives.

On or around December 1, 2010, Cypress indicated to the Original Ramius Group that an offer price of $4.60 per share was not acceptable, and that the Original Ramius Group would need to substantially increase its offer to be competitive with bids from other bidders.

On December 2, 2010, the board of directors held a telephonic meeting. Cypress’s legal advisors, including Delaware counsel, advised the board of directors of fiduciary duty issues relating to each of the alternatives being considered by the board of directors. Cypress’s financial advisors presented information on the cash that would be available, after tax, for distribution to the stockholders if Cypress were to sell the Savella asset for cash (including the amount of taxes that would be payable by Cypress upon the sale), were to borrow under either recourse or non-recourse debt proposals received by Cypress or were to commit to pay cash dividends as Savella royalties were received by Cypress. The board of directors also considered the total cash value per share that could be delivered to stockholders in the near term together with the value of the remaining company, considering its development plans, financing requirements and expected milestone events. The board of directors considered that none of the proposals to acquire Cypress assigned any value to the CNS assets and that the board of directors believes the CNS assets have significant value and desires to find an alternative structure that would enable the stockholders to benefit from these illiquid assets. The board of directors determined to continue to refine these alternatives and to seek increased bids for the purchase of Cypress for cash.

On December 10, 2010, the Ramius/RP Group sent a letter to the board of directors outlining its willingness to acquire all of the Shares in a negotiated transaction for $5.50 per share, with a two percent termination fee, and that the Ramius/RP Group had arranged financing for the proposal with no further due diligence or other material condition. The offer was conditioned upon Cypress commencing exclusive negotiations with the Ramius/RP Group no later than December 10, 2010 and entering into a definitive agreement by no later than December 12, 2010. The Ramius/RP Group indicated it had communicated this proposal to Cypress’ financial advisors on December 9, 2010.

Also on December 10, 2010, the Ramius/RP Group issued a press release announcing that it had extended the Offer until December 17, 2010. The press release also disclosed that the Ramius/RP Group had sent a letter to the board of directors proposing the negotiated transaction described above. The full text of this press release is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Cypress issued a press release on December 10, 2010, confirming receipt of the Ramius/RP Group’s letter. The press release stated that the board of directors was currently evaluating a broad range of strategic alternatives, and intended to review the Ramius/RP Group’s proposal as part of the ongoing evaluation.

Later on December 10, 2010, Company A submitted a revised, non-binding proposal offering to acquire all of Cypress’ outstanding Shares at a price of $5.75 per share in cash together with the Contingent Payments, with a three percent termination fee. The revised offer was subject to assumptions relating to available cash at year end and cash required to meet existing obligations and wind down company operations. Cypress then informed the Ramius/RP Group that a bid of $5.50 per share was not competitive with Company A’s bid and accelerated negotiations based on the offer from Company A of $5.75 per Share in cash together with the Contingent Payments.

On December 11, 2010, the Ramius/RP Group advised Cypress’ financial advisors that it had revised its offer to acquire Cypress to increase the consideration to $6.00 per share in cash, with a four percent termination fee and a

December 13, 2010 deadline for signing an agreement for a negotiated transaction. Also on December 11, 2010, Company A advised Cypress’ financial advisors that it had revised its offer to acquire Cypress to increase the consideration to $6.00 per share in cash together with the Contingent Payments. The Ramius/RP Group sent a proposed merger agreement to Cooley and Cooley sent a proposed merger agreement to Company A. Cooley commenced negotiations with Goodwin Procter LLP, counsel to Royalty Pharma, and Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to Ramius, on December 12, 2010, which were substantially completed on December 13, 2010. Cooley also engaged in negotiations with Company A’s counsel on December 12, 2010.

On December 12, 2010, after continuing negotiations with the Ramius/RP Group and Company A, the board of directors convened a telephonic meeting in the evening and discussed at length, with its legal and financial advisors, the status of the negotiations with both Ramius/RP Group and Company A. Cypress’ financial advisors discussed the financial terms and valuations of the two proposals and Cypress’ legal advisors discussed the status of the draft agreements exchanged with the Ramius/RP Group and Company A.

Company A delivered a mark-up of a merger agreement to Cypress mid-morning on December 13, 2010 and counsel for both Cypress and Company A continued to negotiate the merger agreement.

The board of directors again met on the evening of December 13, 2010. The financial and legal advisors updated the board of directors on the status of negotiations with the Ramius/RP Group and Company A. The board of directors also discussed at length the risk associated in rejecting the Ramius/RP Group’s proposal, which the Ramius/RP Group stated would expire that evening, to pursue Company A’s proposal, which the financial advisors indicated could have a value of $6.73 per share based on the up front cash payment of $6.00 per share plus the present value of the probability adjusted Contingent Payments (based upon the mid-point value of the “base-case” forecast for Savella). Representatives of Jefferies also reviewed the preliminary financial analyses relating to a proposed sale of Cypress for $6.00 per Share. Following discussions, the board of directors rejected the Ramius/RP Group’s $6.00 per share cash offer with a termination fee of four percent of the equity value of the transaction of and directed Cypress’ advisors to complete negotiations of the merger agreement and contingent value right agreement with Company A so that the board of directors could consider approving Company A’s offer the next day.

Prior to the board of directors meeting, as part of its annual review of the achievement of performance objectives set forth in Cypress’ bonus plans, the compensation committee of the board of directors met and approved the reservation of up to $750,000 in cash which was previously reserved under existing bonus plans, to pay performance bonuses to executive and non-executive employees under existing bonus plans for the 2010 fiscal year and adopted and approved a non-officer employee severance benefit plan. Under the plan, non-officer employees of Cypress who do not have written employment agreements providing for severance benefits will be paid severance equal to one month of base salary per year of service, subject to a minimum payment of two months of base salary and a maximum payment of twelve months of base salary, and will receive COBRA benefits for the same period. The compensation committee reported on these actions to the full board of directors and the board discussed and approved these actions.

Following the board meeting on December 13 and into December 14, 2010, Cypress’ financial and legal advisors continued negotiations with Company A on the merger agreement and contingent value right agreement. Cypress’ financial advisors also continued discussions with, and provided information to, the Ramius/RP Group.

On December 14, 2010, Ramius/RP Group issued a press release announcing that Cypress had rejected the Ramius/RP Group’s revised offer to purchase the Shares for consideration of $6.00 per Share in cash. The press release stated that Ramius/RP Group intended to promptly amend the Offer to increase the Offer Price to $6.00 per share in cash and, among other things, to eliminate the financing condition. Ramius/RP Group also notified Cypress that it expected to further increase the amount of its offer.

At the end of the day on December 14, 2010, shortly prior to the scheduled meeting of the board of directors, the Ramius/RP Group advised Cypress’ financial advisors that the Ramius/RP Group had revised the Offer, increasing the consideration to $6.50 per share in cash and reduced its proposed termination fee from four percent of the equity value of the transaction to two percent of the equity value of the transaction and otherwise agreed to execute the negotiated merger agreement, with limited representations and warranties and closing conditions.

Cypress’ financial advisors proceeded to hold discussions with Company A during which Company A declined to revise its offer.

The board of directors then convened a telephonic meeting on December 14, 2010 to review the offer from the Ramius/RP Group. Cooley representatives reviewed the terms of the merger agreement with Parent and Offeror, including its structure, minimal representations and warranties, offer conditions, expected time period until closing of the tender offer and deal protections, including the termination fee (which Parent reduced with its last offer to two percent of the equity value) and the ability of Cypress to terminate the merger agreement to accept an unsolicited superior proposal. Cooley also presented the proposed amendment to the rights agreement to exempt the Merger Agreement and the performance and consummation of the transactions contemplated thereby from triggering the separation or exercise of any rights thereunder. Jefferies delivered its oral opinion to the board of directors, which opinion was subsequently confirmed in writing, to the effect that, as of December 14, 2010, and based on various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the consideration of $6.50 per share in cash to be received by the holders of Shares pursuant to the Transactions, was fair, from a financial point of view to such holders (other than Parent, Offeror and their respective affiliates). After discussion, and considering the alternatives developed through the strategic alternatives process, the board of directors unanimously adopted resolutions (i) to amend the Rights Agreement to exempt the Offer and Merger Agreement from triggering any rights thereunder, (ii) declaring advisable and approving the Merger Agreement and (iii) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by the DGCL, adopt the Merger Agreement. Shortly thereafter, Cypress executed the Merger Agreement with Parent and the Offeror.

On December 15, 2010, Cypress and the Ramius/RP Group issued a joint press release announcing the execution of the Merger Agreement and describing certain terms of the Merger Agreement. The press release also announced that the Ramius/RP Group intended to promptly amend the Offer to acquire all of the outstanding Shares of Cypress it does not already own at an increased price of $6.50 per share in cash and further extend the deadline of the Offer to December 30, 2010. The full text of this press release is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

On December 20, 2010, the Ramius/RP Group announced that it had extended the deadline of the Offer to January 5, 2011.

Reasons for Recommendation

The board of directors took into account numerous factors in reaching its determination to recommend that Cypress’ stockholders accept the Offer, tender their Shares pursuant to the Offer, and, if required by thee DGCL, adopt the Merger Agreement, including, but not limited to, the reasons set forth below, and consulted with Cypress’ management, as well as Cypress’ financial and legal advisors, in making its determination. Based on these consultations, considerations and analyses, Cypress’ board of directors concluded that entering into the Merger Agreement with the Offeror and Parent was fair to and in the best interests of Cypress and its stockholders.

In making its recommendation, the board of directors considered, among other factors, material relating to financial analyses of Cypress and certain of Cypress’ assets, including discounted cash flow analyses. The discounted cash flow analyses of Savella and other Cypress assets are based, in part, on financial projections prepared by Cypress management. These financial projections are based on numerous assumptions, including assumptions as to annual sales volumes of Savella over the expected remaining market exclusivity period, tax rates, research and development expense, timing for obtaining marketing approval for each of the CNS assets and future product revenue based on timing of product launch, market exclusivity, patient population, market penetration and expected pricing for each CNS drug candidate. The projections also reflect current general business, economic, market and financial conditions. Cypress believes that these assumptions are reasonable, however, all of the assumptions are subject to risks and uncertainties, which make the actual results difficult to predict. Accordingly, there can be no assurance that the assumptions made in preparing financial projections will prove accurate or that the projected results will be realized.

In evaluating the Merger Agreement and recommending that Cypress’ stockholders accept the Offer, tender their Shares to Offeror pursuant to the Offer and, if required by the DGCL, adopt the Merger Agreement, the board of directors considered a number of factors, including the following:

•	the $6.50 price to be paid for each Share represents a 160% premium over the closing price of the Shares on July 16, 2010, the last full trading day before the Offeror submitted an unsolicited proposal to Cypress’ board of directors to acquire 100% of Cypress’ outstanding Shares for $4.00 per share in cash and represents a 62.5% increase from Offeror’s original offer price of $4.00 per share;

•	the amount of cash Cypress’ stockholders would receive in the Offer relative to the amount of cash Cypress could provide to stockholders per Share in the near term under the various financing alternatives the Cypress board of directors reviewed taking into account the amount of cash or royalty revenue Cypress would need to retain to pursue development of its existing CNS assets on even a substantially scaled back basis and the probable trading value of the stock of Cypress following the return of cash to stockholders;

•	Cypress’ board of directors’ belief, based in part on the fact that the Offer was increased by 62.5% from the Offeror’s original unsolicited proposal, the public announcement of the process, the number of parties contacted in the process, the acquisition and financing proposals received and the strategic alternatives considered in the process, that Cypress, with the assistance of its financial advisors, had conducted a thorough competitive process to obtain the best available value for its stockholders;

•	the board of directors’ belief based upon the negotiations with Parent and the Offeror that the price to be paid by the Offeror is the highest price per Share that the Offeror was willing to pay for Cypress and that the terms of the Merger Agreement include the most favorable terms to Cypress to which Parent and the Offeror were willing to agree;

•	considerable communications with Cypress’ current investors (other than Ramius and its affiliates), who overwhelmingly preferred an immediate return on their investment through a sale of Cypress for cash, as opposed to the potential value that might be realized by stockholders from the pursuit of Cypress’ CNS strategy;

•	the fact that the payment of the Offer Price and merger consideration is fully funded and, accordingly, the transaction is not subject to a financing contingency;

•	the financial analysis prepared at the request of the board of directors by Jefferies and the opinion of Jefferies, dated as of and delivered to Cypress’ board of directors on December 14, 2010, to the effect that as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the consideration of $6.50 per share in cash to be received by the holders of Shares pursuant to the Transactions was fair, from a financial point of view to such stockholders (other than Ramius, Offeror and any of their respective affiliates), as more fully described below under “Opinion of Cypress’ Financial Advisor” beginning on page 24 and the written opinion of Jefferies dated as of December 14, 2010 to the board of directors attached as Annex II hereto.

•	the fact that the transaction is structured as an amendment to Offeror’s existing tender offer, which can be completed, and cash consideration can be delivered to Cypress’ stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on stockholders and employees, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid in the Offer;

•	the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions and the ability of Cypress to respond to unsolicited offers for an acquisition from a third party prior to completion of the Offer, and the right of the board of directors after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $5,000,000 (approximately 2% of the equity value);

•	the consideration by the board of directors of the termination fee payable by Cypress to Ramius in the event of certain termination events under the Merger Agreement in the context of the competitive process undertaken by Cypress to obtain the best available offer and the determination that the termination fee is within the customary range of termination fees for transactions of this type; and

•	the fact that Cypress’ stockholders will not be obligated to tender their Shares in the Offer, and if they so desire, will be able to exercise statutory appraisal rights, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery, subject to compliance with the applicable provisions of the DGCL.

The board of directors also considered a variety of risks and other potentially negative factors of the Offer, the merger and Merger Agreement, including the following:

•	the fact that Cypress’ stockholders will lose the ability to participate in any future value created from Cypress’ existing liquid and pipeline assets and business, including the value of the Savella royalty stream that may exceed the present value implicit in the Offer Price, and will not realize any value that might have been achieved as a result of the successful development of Cypress’ CNS assets or the additional potential value of the continued implementation of Cypress’ CNS strategy which the board of directors believes, based, in part on the present value of sum of the parts discounted cash flow analysis of Cypress’ liquid assets plus pipeline assets and the diligence and analyses performed in connection with the acquisition of each of the pipeline assets, would deliver greater long term value than the Offer Price;

•	the fact that the Offer Price does not reflect any value from the initial cash investments of $35.75 million made by Cypress in connection with the acquisition of the CNS assets;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on Cypress’ operations and employees;

•	the fact that the Merger Agreement’s requirement that Cypress pay a termination fee of $5,000,000 if the Merger Agreement is terminated in certain circumstances could potentially deter third parties from making a competing offer for Cypress prior to the completion of the Offer; and

•	the fact that the gain realized by Cypress’ stockholders as a result of the Offer and the merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

In addition, the board of directors considered the interests that certain of our directors and executive officers may have with respect to the Offer and merger that are different from or in addition to their interests as stockholders of Cypress, generally. The board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and merger were outweighed by the potential benefits of the Offer and merger.

The foregoing discussion of the board of directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the board of directors in consideration of its recommendation. In view of the wide variety of factors considered by board of directors in connection with the evaluation of the Offer and the complexity of these matters, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the board of directors were aware of the interests of executive officers and directors of Cypress as described under “Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Cypress and its Executive Officers, Directors and Affiliates” in Item 3 above.

Financial Projections

Cypress management prepares projections of its expected revenue from Savella royalties as part of its ongoing management of the business. As part of its review of strategic alternatives, and the resulting sale of its co-promotion rights to Forest Laboratories in August 2010, Cypress updated its projections for the Savella royalty and created “base case” and “downside case” projections. The “base case” projections were provided to Ramius, Royalty Pharma and other parties who had access to the data room during the process for due diligence. The “base case” and

“downside case” projections were provided to Jefferies for its review and analysis in connection with its opinion, and used by the board of directors of Cypress in connection with its review of strategic alternatives. The primary differences in assumptions used in the “base case” compared to the “downside case” projections are the assumed rate of growth and the higher peak sales of Savella in the “base case” and a probability adjustment in the “base case” and “downside case” for the years Savella royalty will be payable to reflect different exclusivity period scenarios. Cypress does not have any right to promote Savella and depends on Forest Laboratories to generate Savella products sales that result in royalty revenue to Cypress. While Cypress management uses the best publicly available information it has on Savella sales to make these projections, the revenue projections are subject to substantial risks and uncertainties that could cause the actual Savella sales and royalty revenue to differ materially from the projected results, including important factors under “Risk Factors” in Cypress’ Annual Report on Form 10-K for the year ended December 31, 2009, and Cypress’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in Cypress’ Form 10-K for the year ended December 31, 2009, and Cypress’ Form 10-Q for the quarter ended September 30, 2010.

The “base case” projections for Savella included the following estimates of Cypress’s future revenue streams from Savella:

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E

Total Revenue Stream	$23	$32	$39	$46	$51	$51	$36	$36	$36
Less Taxes @35%	(8)	(11)	(14)	(16)	(18)	(18)	(12)	(12)	(12)
Total Free	$15	$21	$25	$30	$33	$33	$23	$23	$23
Cash Flow

All figures expressed are in millions

The “downside case” projections for Savella included the following estimates of Cypress’ future revenue streams from Savella;

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E

Total Revenue Stream	$18	$20	$23	$24	$26	$26	$18	$18	$18
Less Taxes @35%	(6)	(7)	(8)	(8)	(9)	(9)	(6)	(6)	(6)
Total Free	$12	$13	$15	$16	$17	$17	$12	$12	$12
Cash Flow

All figures expressed are in millions

Neither the “base case” projections nor the “downside case” projections were prepared expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

Cypress does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Schedule 14D-9 only because the “base case” projections were provided to Ramius and Royalty Pharma in connection with their due diligence review of Cypress and the “base case” and “downside case” projections were provided to Jefferies for its review and analysis in connection with its opinion. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles. Cypress’ independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them.

The inclusion of the projections herein should not be regarded as an indication that any of Cypress, Ramius of Royalty Pharma or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of Cypress, Ramius or Royalty Pharma or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Cypress’ stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Opinion of Cypress’ Financial Advisor

Cypress retained Jefferies to provide it with financial advisory services in connection with the Offer and an opinion as to the fairness to holders of Shares of the consideration to be received by such holders in connection with a possible merger, sale or other strategic business combination. Cypress selected Jefferies to act as its financial advisor based on Jefferies’ qualifications, expertise and reputation and its knowledge of the business and affairs of Cypress. At the meeting of Cypress’s board of directors on December 14, 2010, Jefferies rendered its oral opinion, which opinion was subsequently confirmed in writing, to the effect that as of December 14, 2010, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth in Jefferies’ opinion, the consideration of $6.50 per share in cash to be received by holders of Shares pursuant to the Transactions was fair from a financial point of view to such holders (other than Parent, Offeror and their respective affiliates).

The full text of the written opinion of Jefferies, dated as of December 14, 2010, is attached hereto as Annex II. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Cypress encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion is directed to Cypress’s board of directors and addresses only the fairness from a financial point of view of the consideration to be received by holders of Shares pursuant to the Transactions as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether or not any holder of Shares should tender their Shares in the Offer or how the any holder of Shares should vote at any stockholder’s meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated December 14, 2010 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about Cypress;

•	reviewed certain information furnished to Jefferies by Cypress’ management, including financial forecasts and analyses, relating to the business, operations and prospects of Cypress;

•	held discussions with members of senior management of Cypress concerning the matters described in the prior two bullet points, including the risks and uncertainties of achieving the financial forecasts described in the prior bullet;

•	reviewed the share trading price history for the Shares; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Cypress to it or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by it. In its review, Jefferies relied on assurances of the management of Cypress that management was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Cypress. Jefferies was not furnished with any such evaluations or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. Cypress informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cypress as to the future financial performance of Cypress. In that regard, Cypress’ board of directors instructed Jefferies to consider the risks and uncertainties of achieving Cypress’ financial forecasts and the possibility that such forecasts would not be realized. Jefferies expressed no opinion as to Cypress’ financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting Cypress, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to Cypress and Cypress’ board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Cypress and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Shares. In rendering its opinion, Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last drafts reviewed by it. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Cypress, Parent or the contemplated benefits of the Transactions.

Jefferies’ opinion was for the use and benefit of Cypress’ board of directors in its consideration of the Transactions, and Jefferies’ opinion did not address the relative merits of the Transactions as compared to any alternative transaction or opportunity that might be available to Cypress, nor did it address the underlying business decision by Cypress to engage in the Transactions or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to whether any holder of Shares should tender such shares pursuant to the Offer or how any holder of Shares should vote on the Merger or any matter relating thereto. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Cypress, other than holders of Shares (other than Parent, Offeror and their respective affiliates). Jefferies expressed no opinion as to the price at which Shares will trade at any time. Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation to be received by any of Cypress’ officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the consideration to be received by holders of Shares. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies & Company, Inc.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of Cypress’ actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond Cypress’ and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Shares do not purport to be appraisals or to reflect the prices at which Shares may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the consideration of $6.50 per share in cash to be received by holders of Shares (other than Parent, Offeror and their respective affiliates) pursuant to the Transaction, and were provided to Cypress’ board of directors in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and that were presented to Cypress’ board of directors at its meeting on December 14, 2010. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

“Sum of the Parts” Analysis

Jefferies performed a valuation analysis of Cypress on a “sum of the parts” basis based upon the following two scenarios:

•	the sum of the estimated net present value of Savella’s projected royalty stream, plus Cypress’ projected net cash as of December 31, 2010, and the estimated value of payments to Cypress relating to the earn-out from the sale of its diagnostics business, (collectively, the “Liquid Assets”); and

•	the sum of the estimated value of the Liquid Assets, plus the estimated value of Cypress’ three pipeline products (CYP-1020, Staccato Nicotine and Carbetocin), the estimated value of Cypress’ net operating loss carry forwards (“NOLs”) and other tax attributes (treating Cypress on a consolidated basis), and the estimated value of Cypress’ unallocated corporate expenses (including general and administrative expenses and unallocated research and development costs), (collectively, the “Liquid Assets with Pipeline”).

Liquid Assets

Jefferies performed a valuation analysis of Cypress on a “sum of the parts” basis for the Liquid Assets as the sum of the estimated net present value of Savella’s projected royalty stream, plus Cypress’ projected net cash as of December 31, 2010, and the estimated value of payments to Cypress relating to the sale of its diagnostics business. For purposes of this analysis, Savella’s projected royalty stream was valued using a net present value analysis as described below, Cypress’ projected net cash as of December 31, 2010 was valued based on Cypress management’s estimate of $85 million, and Cypress’ diagnostics business was valued based on Cypress management’s estimate of $5 million.

Jefferies performed a net present value analysis of Savella’s projected royalty stream to calculate the estimated present value of the standalone unlevered, after tax free cash flows that Savella could generate during fiscal years 2011 through 2023 based on two sets of forecasts relating to Savella’s projected royalty stream prepared by the management of Cypress, referred to below as the “Savella Downside Case” and the “Savella Base Case,” and summarized on page 23. The present value of the estimated cash flows for each of the two cases was calculated using discount rates ranging from 10.0% to 15.0%.

Based upon the foregoing, this analysis indicated a range of implied values for the Liquid Assets of approximately $4.15 to $4.48 per Share using the Savella Downside Case, and approximately $5.55 to $6.18 per Share using the Savella Base Case.

Liquid Assets with Pipeline

Jefferies performed a valuation analysis of Cypress on a “sum of the parts” basis for the Liquid Assets with Pipeline as the sum of the estimated value of the Liquid Assets, calculated as summarized above using both the Savella Downside Case and the Savella Base Case, plus the estimated value of Cypress’ three pipeline products (CYP-1020, Staccato Nicotine and Carbetocin), the estimated value of Cypress’ NOLs and other tax attributes (treating Cypress on a consolidated basis), and the estimated value of Cypress’ unallocated corporate expenses (including general and administrative expenses and unallocated research and development costs). For purposes of this analysis, Cypress’ three pipeline products were separately valued using a discounted cash flow analysis as described below, in each case using financial forecasts and estimates prepared by Cypress’ management, Cypress’ NOLs and other tax attributes (treating Cypress on a consolidated basis) were valued on a present value basis for each of the Savella Downside Case and the Savella Base Case using discount rates ranging from 14.0% to 16.0%, and Cypress’ estimated unallocated corporate expenses were based on Cypress management estimates.

Jefferies performed a discounted cash flow analysis of CYP-1020 to calculate the estimated present value of the standalone unlevered, after tax free cash flows that CYP-1020 could generate during fiscal years 2011 through 2023 based on probability weighted forecasts prepared by the management of Cypress. These forecasts assumed no terminal value for CYP-1020, and the present value of the estimated cash flows was calculated using discount rates ranging from 20.0% to 25.0%.

Jefferies performed a discounted cash flow analysis of Staccato Nicotine to calculate the estimated present value of the standalone unlevered, after tax free cash flows that Staccato Nicotine could generate during fiscal years 2011 through 2023 based on probability weighted forecasts prepared by the management of Cypress. Implied terminal values were derived by applying to Staccato Nicotine’s calendar year 2023 unlevered free cash flow a perpetuity growth rate of (20%), and the present values of the estimated cash flows and terminal value were calculated using discount rates ranging from 20.0% to 25.0%.

Jefferies performed a discounted cash flow analysis of Carbetocin to calculate the estimated present value of the standalone unlevered, after tax free cash flows that Carbetocin could generate during fiscal years 2011 through 2023 based on probability weighted forecasts prepared by the management of Cypress. Implied terminal values were derived by applying to Carbetocin’s calendar year 2023 unlevered free cash flow a perpetuity growth rate of 0%, and the present values of the estimated cash flows and terminal value were calculated using discount rates ranging from 20.0% to 25.0%.

Based upon the foregoing, this analysis indicated a range of implied values for the Liquid Assets with Pipeline of approximately $5.82 to $8.00 per Share using the Savella Downside Case, and approximately $7.39 to $9.86 per Share using the Savella Base Case.

Premiums Paid Analysis

Using publicly available information, Jefferies analyzed the premiums offered in 34 selected biotechnology and pharmaceutical transactions announced since January 1, 2008.

For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s closing share price one day, one week and one month prior to the transaction’s announcement for all transactions and also for those 16 transactions with offer prices that were less than $500 million. This analysis indicated the following premiums for those time periods prior to announcement:

All Transactions

	25th Percentile	75th Percentile
Time Period Prior to Announcement	Premium	Premium

1 day	50.9%	92.9%
1 week	51.6%	104.6%
1 month	49.0%	117.1%

Using a reference range of 50.9% to 92.2% premium, the 25th and 75th percentile premiums, for all transactions for the one day prior to announcement, Jefferies performed a premiums paid analysis using the closing price per Share of $2.50 on July 16, 2010, which was the last full trading day immediately preceding Offeror’s public announcement that it had announced and sent to Cypress an unsolicited proposal to acquire Cypress for $4.00 per Share. This analysis indicated a range of implied value per Share of approximately $3.77 to $4.82.

Transactions with Offer Price Less Than $500 Million

	25th Percentile	75th Percentile
Time Period Prior to Announcement	Premium	Premium

1 day	54.3%	122.2%
1 week	56.4%	140.7%
1 month	46.8%	149.0%

Using a reference range of 54.3% to 122.2% premium, the 25th and 75th percentile premiums, for those transactions with an offer price that was less than $500 million for the one day prior to announcement, Jefferies performed a premiums paid analysis using the closing price per Share of $2.50 on July 16, 2010, which was the last full trading day immediately preceding Offeror’s public announcement that it had announced and sent to Cypress an unsolicited proposal to acquire Cypress for $4.00 per Share. This analysis indicated a range of median implied value per Share of approximately $3.86 to $5.55.

General

Jefferies’ opinion was one of many factors taken into consideration by Cypress’ board of directors in making its determination to approve the Transactions and should not be considered determinative of the views of Cypress’ board of directors or management with respect to the Transactions or the consideration.

Jefferies was selected by Cypress’ board of directors based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of Cypress or Ramius and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. Jefferies may seek to, in the future, provide financial advisory and financing services to Cypress, Ramius or entities that are affiliated with Cypress or Ramius, for which it would expect to receive compensation. Please see “Item 5. “Persons/Assets, Retained, Employed, Compensated or Used” for a summary of the fees payable to Jefferies by Cypress in connection with the Transactions.

ACCORDINGLY, BASED ON ALL OF THE FOREGOING, THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFEROR PURSUANT TO THE OFFER AND, IF REQUIRED BY THE DGCL, ADOPT THE MERGER AGREEMENT.

Intent to Tender

To the knowledge of Cypress after making reasonable inquiry, each of Cypress’ directors or executive officers intends to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The first two paragraphs of Item 5 are hereby amended and restated and replaced in its entirety with the following:

“Cypress has engaged Jefferies and Perella Weinberg to act as financial advisors to Cypress in connection with, among other things, the Transactions. The discussion pertaining to the retention of Jefferies and Perella by Cypress included above in Item 4 is hereby incorporated by reference in this Item 5.

Under the terms of Jefferies engagement, Cypress has agreed to pay Jefferies customary fees for its financial advisory services in connection with its engagement, including a fee that was payable upon delivery of its opinion, fees that are payable whether or not the Offer is completed, and a fee that would be payable upon consummation of the Transactions, which fees, in the aggregate, are estimated to be approximately $2.5 million. Cypress has also agreed to reimburse Jefferies for expenses incurred and to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

Under the terms of Perella Weinberg’s engagement, Cypress has agreed to pay Perella Weinberg advisory fees totaling $1.5 million, none of which is contingent upon the completion of the Transactions. Cypress has also agreed to reimburse Perella Weinberg for expenses incurred and to indemnify Perella Weinberg against liabilities arising out of or in connection with the services rendered and to be rendered by Perella Weinberg under its engagement.”

Item 7.	Purposes of the Transaction and Plans or Proposals.

Item 7 is hereby amended and restated to read as follows:

‘‘(a) Except as indicated in this Schedule 14D-9, no further negotiations are being undertaken or are underway by Cypress in response to the Offer which relate to a tender offer or other acquisition of Cypress’ securities by Cypress, any subsidiary of Cypress or any other person.

(b) Except as indicated in this Schedule 14D-9, no further negotiations are being undertaken or are underway by Cypress in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cypress or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets by Cypress or any of its subsidiaries or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Cypress.

(c) In addition, pursuant to the Merger Agreement, Cypress has agreed not to (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers with respect to, or that constitute, or that would reasonably be expected to lead to, any takeover proposal, (ii) participate or engage in any discussions or negotiations with any third party regarding any takeover proposal, (iii) enter into any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement relating to any takeover proposal, or (iv) release or permit the release of any person from, or waive or permit the waiver of any provision of or right under, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement to which Cypress or any of its subsidiaries is a party or under which Cypress or any of its subsidiaries has any rights.

(d) Except as indicated in this Schedule 14D-9, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.”

Item 8.	Additional Information.

Item 8 is hereby amended and restated to read as follows:

“Appraisal Rights

Cypress’ stockholders do not have statutory appraisal rights in connection with the Offer. However, if the merger is completed, under Section 262 of the DGCL, any holder of Shares at the effective time of the merger (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each Share pursuant to the merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of Cypress (x) before the taking of the vote on the adoption of the Merger Agreement if the merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of Cypress’ stockholders or pursuant to written consent of Cypress’ stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the merger is being effected as a Short-Form Merger without a vote or meeting of Cypress’ stockholders. If the merger is effected as a Long-Form Merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of Cypress called to approve the merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Cypress Bioscience, Inc. 4350 Executive Drive #325, San Diego, California 92121. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a Long-Form Merger, Cypress must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing.

Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either Cypress or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. Cypress expects that Offeror would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each Share. After this period, such holder may withdraw his or her demand for appraisal only with the consent of Cypress as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each Share. Inasmuch as Cypress has no obligation to file such a petition, and Cypress understands Offeror has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

State Takeover Laws

Cypress is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the board of directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Anti-takeover Provisions in Cypress’ Charter Documents

Certain provisions of Cypress’ Charter Documents may have the effect of delaying or preventing changes in control or management, including the division of the board of directors into three classes, each serving staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. Additionally, the Charter Documents provide that the board of directors may change the authorized number of directors serving on the board of directors without stockholder approval, and further provide that the board of directors may fill any vacancies on the board of directors.

The Charter Documents also provide that Cypress’ stockholders may not act by written consent, do not have the right to call a special meeting of the stockholders, require the vote of 66 2/3% of the stockholders to approve an amendment to certain provisions of the Charter Documents and require stockholders to provide Cypress with advance notice to nominate directors to the board of directors or bring business before a meeting of stockholders.

Further, the Charter Documents provide that the board of directors may designate the rights, preferences and privileges of shares of undesignated preferred stock which, if designated by the board of directors and issued by Cypress, may have rights, preferences and privileges, including economic rights, senior to the Common Stock, and as a result the issuance of such preferred stock may have the effect of delaying or preventing changes in control or management.

Stockholder Rights Agreement and Issuance of Share Purchase Rights

On September 27, 2010, after careful consideration, including consultation with its financial and legal advisors, the board of directors, by unanimous vote of the directors present, determined that it was in the best interests of Cypress and its stockholders to adopt a rights agreement, and authorized the execution of the Rights Agreement, and the board of directors declared a dividend of one preferred share purchase right thereunder for each outstanding share to the stockholders of record as of October 8, 2010. Each Right, when and if it becomes exercisable, entitles the registered holder to purchase from Cypress one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), at a price of $15 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and qualifications, limitations and restrictions, designed to make it the economic equivalent of a share of Common Stock. Under the Rights Agreement, until a “Distribution Date” (as defined in the Rights Agreement) occurs, the Rights trade with the shares of Common Stock and are not exercisable. Among other things, the Distribution Date would occur on the date on which the Offer is amended (or such later date as may be determined by the action of the board of directors of Cypress prior to such time as any person becomes an “Acquiring Person” under the Rights Agreement) to reduce the number of Shares for which the Offer is being made, to amend or waive the condition that the number of Shares that must be validly tendered and not withdrawn must be, together with the Shares already owned by Ramius and its affiliates, not less than 90% of the then outstanding Shares on a fully diluted basis, to reduce the price offered to be paid in the Offer or to make any other change in the Offer which, in the good faith determination of the board of directors, materially adversely affects the holders of Shares. Although such amendments would cause the Rights to be distributed and exercisable, only the acquisition of a 15% block, other than pursuant to the Offer on its current terms, would make the Right exercisable on more attractive terms, and cause the Rights held by the party acquiring 15% to be voided, thereby diluting such acquirer. The description and terms of the Rights are set forth in the Rights Agreement.

On December 14, 2010, Cypress entered into an amendment (the “Rights Agreement Amendment”) to the Rights Agreement. The Rights Agreement Amendment amends the Rights Agreement to allow the execution of the Merger Agreement and the performance and consummation of the Transactions, without triggering the separation or exercise of rights or any adverse event under the Rights Agreement.

Copies of the Rights Agreement and the Certificate of Designation for the Preferred Shares have been filed with the SEC as exhibits to Cypress’ Current Report on Form 8-K filed with the SEC on September 28, 2010, and a copy of the Rights Agreement Amendment has been filed with the SEC as an exhibit to Cypress’ Current Report on Form 8-K filed with the SEC on December 16, 2010 and are incorporated herein by reference.

Legal Proceedings

On September 17, 2010, David Bates, individually and on behalf of all others similarly situated, filed a complaint against Cypress and its directors in the Court of Chancery of the State of Delaware alleging that the directors breached their fiduciary duties of good faith, loyalty and due care.

Conditions to the Offer

The information set forth in Section 15 of the Amended and Restated Offer to Purchase is incorporated herein by reference.

Regulatory Approval

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the “HSR Act”) by the Federal Trade Commission (the ‘‘FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the ‘‘Antitrust Division”) and the FTC, and the applicable waiting period under the HSR Act has expired or has been terminated. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period. However, the waiting period may be lengthened if the reviewing agency (either the Antitrust Division or the FTC) determines that a further investigation is required and issues a formal request for additional information and documentary material to the parties.

The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Offeror pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or Cypress. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances . Cypress does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

On December 17, 2010 Cypress and Parent each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. Eastern time on January 3, 2011, unless the waiting period is earlier terminated by the FTC or the Antitrust Division or is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to that time.

Top-Up Option

Pursuant to the terms of the Merger Agreement, Cypress granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in the Merger Agreement, to purchase at a price per share equal to $6.50, up to that number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Offeror at the time of exercise, will constitute one share more than 90% of the total Shares, calculated on a fully diluted basis as set forth in the Merger Agreement; provided, however, that the Top-Up Option will not be exercisable for Shares in excess of the number of shares authorized and unissued or if the Minimum Condition has not been satisfied. The Top-Up Option may be exercised, in whole or in part, only once, at any time during the 10 business day period following the acceptance of the Offer, or if any subsequent offering period is provided, during the 10 business day period following the expiration date of such subsequent offering period. The Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of Shares, Offeror, together with Parent, would hold one Share more than 90% of the then outstanding Shares. The exercise of the Top-Up Option will not be given effect in determining the value of Shares under the appraisal rights provisions of the DGCL, which are discussed below under the heading “Appraisal Rights.” The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed with the SEC as an exhibit to Cypress’ Current Report on Form 8-K filed with the SEC on December 16, 2010 and is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 267

The board of directors has approved the Offer, the Top-Up Option, the merger and the Merger Agreement in accordance with the DGCL. Under Section 267 of the DGCL, if the Offeror acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Offeror will be able to effect the merger after consummation of the Offer without a vote by Cypress’ stockholders (a “Short-Form Merger”). If Offeror acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the merger. If required by the DGCL, Cypress shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the acceptance of the Offer for the purpose of voting on the adoption of the Merger Agreement.

Section 14(f) Information Statement

The Information Statement, attached to this Schedule 14D-9 as Annex I, is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Cypress board of directors, other than at a meeting of Cypress’ stockholders as described above under the heading “Arrangements between Cypress and its Executive Officers, Directors and Affiliates — Representation on the Board of Directors” in Item 3 and in the Information Statement, and is incorporated herein by reference.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Cypress, please see Cypress’ Annual Report on Form 10-K for the year ended December 31, 2009 and Cypress’ Quarterly Report on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbor protections do not extend to any of the forward looking statements made in connection with the tender offer. These statements include statements regarding Cypress’ expectations with respect to the value of the Savella royalty stream and current expectations regarding the Transactions. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; uncertainties as to the timing of the Offer and the Merger and as to how many stockholders will tender their stock in the Offer; the possibility that competing offers will be made or that the Transactions may not be completed; the risk that one or more closing conditions may not be satisfied or waived; other business effects, including the effects of industry, economic or political conditions outside of Cypress’ control; and other risks that are described in Cypress Annual Report on Form 10-K for the year ended December 31, 2009 and in its subsequent filings with the SEC. Cypress does not undertake any obligation to update these forward-looking statements except to the extent otherwise required by law.”

Item 9.	Exhibits.

Item 9 is hereby amended and restated to read as follows:

“Exhibit
No.	Description

(a)(1)(A)	Amended and Restated Offer to Purchase, dated December 20, 2010.(1)
(a)(1)(B)	Amended and Restated Letter of Transmittal (including Guidelines for Certification for Taxpayer Identification Number on Substitute Form W-9).(1)
(a)(1)(C)	Amended and Restated Notice of Guaranteed Delivery.(1)
(a)(1)(D)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(E)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(F)	Form of Summary Advertisement as published on September 15, 2010.(2)
(a)(1)(G)	Information Statement to Cypress Stockholders. (See Annex I)
(a)(1)(H)	Opinion of Jefferies. (See Annex II)
(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of Cypress, dated September 28, 2010.(3)
(a)(5)(A)	Press release dated September 15, 2010, announcing the commencement of the Offer.(2)
(a)(5)(B)	Press release dated September 28, 2010, announcing the recommendation of Cypress’ board of directors.(3)
(a)(5)(C)	Letter to Ramius dated August 5, 2010, rejecting the Original Ramius Group’s July Proposal.(3)

‘‘Exhibit
No.	Description

(a)(5)(D)	Letter to Ramius dated August 17, 2010, rejecting the Original Ramius Group’s August Proposal. (3)
(a)(5)(E)	Press Release dated December 10, 2010, issued by the Ramius/RP Group, announcing the extension of the Offer to December 17, 2010.(4)
(a)(5)(F)	Press Release dated December 14, 2010 issued by Ramius, announcing Cypress’ rejection of its revised $6.00 per share offer.(5)
(a)(5)(G)	Joint Press Release dated December 15, 2010, issued by Cypress and the Ramius/RP Group, announcing the execution of the Merger Agreement.(6)
(e)(1)	Cypress Bioscience, Inc. Severance Benefits Plan.(7)
(e)(2)	Amended and Restated Employment Agreement dated December 31, 2008 between Cypress and Dr. Jay Kranzler.(8)
(e)(3)	Amendment to Amended and Restated Employment Agreement, dated December 24, 2009, between Cypress and Dr. Jay Kranzler.(9)
(e)(4)	Certificate of Designation of Series A Junior Participating Preferred Stock.(10)
(e)(5)	Rights Agreement, dated as of September 27, 2010, by and between Cypress and American Stock Transfer & Trust Co. LLC, as rights agent.(11)
(e)(6)	Amendment No. 1 to Rights Agreement, dated December 14, 2010, by and between Cypress and American Stock Transfer & Trust Co. LLC, as rights agent.(12)
(e)(7)	Agreement and Plan of Merger, dated December 14, 2010, by and among Cypress, Ramius Value and Opportunity Advisors LLC, Royalty Pharma US Partners, LP, Royalty Pharma US Partners 2008, LP, RP Investment Corp. and Ramius V&O Acquisition LLC.(13)
(e)(8)	Confidentiality Agreement, dated October 8, 2010, by and between Cypress and Ramius.
(e)(9)	Confidentiality Agreement, dated October 14, 2010, by and between Cypress and RP Management.
(e)(10)	1996 Equity Incentive Plan.(14)
(e)(11)	2000 Equity Incentive Plan.(15)
(e)(12)	2009 Equity Incentive Plan.(16)
(e)(13)	2009 Bonus Plan.(17)
(e)(14)	2010 Executive Bonus Plan.(18)
(e)(15)	Second Amended and Restated Certificate of Incorporation.(19)
(e)(16)	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation.(20)
(e)(17)	Fourth Amended and Restated Bylaws.(21)
(e)(18)	Section 262 of the Delaware General Corporation Law. (See Annex III)
(e)(19)	Non-Executive Severance Benefit Plan.

(1)	Incorporated by reference to the Schedule TO/A filed by the Ramius/RP Group on December 20, 2010.

(2)	Incorporated by reference to the Schedule TO filed by the Original Ramius Group on September 15, 2010.

(3)	Incorporated by reference to the Schedule 14D-9 filed by Cypress on September 28, 2010.

(4)	Exhibit (a)(5)(G) to the Schedule TO/A filed by the Ramius/RP Group on December 10, 2010.

(5)	Exhibit (a)(5)(I) to the Schedule TO/A filed by the Ramius/RP Group on December 14, 2010.

(6)	Exhibit 99.1 to the Form 8-K filed by Cypress on December 15, 2010.

(7)	Exhibit 10.20 to the Form 10-K filed by Cypress for the year ended December 31, 2008.

(8)	Exhibit 10.19 to the Form 10-K filed by Cypress for the year ended December 31, 2008.

(9)	Exhibit 10.19 to the Form 10-K filed by Cypress for the year ended December 31, 2009.

(10)	Exhibit 3.4 to the Form 8-K filed by Cypress on September 28, 2010.

(11)	Exhibit 4.2 to the Form 8-K filed by Cypress on September 28, 2010.

(12)	Exhibit 4.1 to the Form 8-K filed by Cypress on December 16, 2010.

(13)	Exhibit 2.1 to the Form 8-K filed by Cypress on December 16, 2010.

(14)	Exhibit 99.2 to the Form 10-Q filed by Cypress for the quarter ended March 31, 1996.

(15)	Exhibit 10.25 to the Form 10-K filed by Cypress for the year ended December 31, 2000.

(16)	Exhibit 99.1 to the Form 8-K filed by Cypress on June 17, 2009.

(17)	Exhibit 10.1 to the Form 8-K filed by Cypress on April 14, 2009.

(18)	Exhibit 10.1 to the Form 8-K filed by Cypress on April 12, 2010.

(19)	Appendix C to the Definitive Proxy Statement filed by Cypress on August 11, 2003.

(20)	Exhibit 3.2 to the Form 10-Q filed by Cypress for the quarter ended September 30, 2009.

(21)	Exhibit 3.1 to the Form 8-K filed by Cypress on May 6, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CYPRESS BIOSCIENCE, INC.

By:	/s/ Jay D. Kranzler
Name:     Jay D. Kranzler, M.D., Ph.D.

Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: December 20, 2010

Annex I	Information Statement to Stockholders of Cypress
Annex II	Opinion of Jefferies & Company, Inc.
Annex III	Section 262 of the Delaware General Corporation Law

Annex I

CYPRESS BIOSCIENCE, INC.
4350 Executive Drive, Suite 325
San Diego, CA 92121

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about December 21, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Cypress Bioscience, Inc., a Delaware corporation (“Cypress” or the “Company”), with respect to the tender offer by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Offeror”) owned by Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), Royalty Pharma US Partners 2008, LP, a Delaware limited partnership (“RP US 2008”), Royalty Pharma US Partner, LP, a Delaware limited partnership (“RP US”), and RP Investment Corp., a Delaware corporation (together with RP US 2008, RP US and Ramius, “Parent”), and certain of their affiliates, including Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC, C4S & Co., L.L.C., Royalty Pharma Cayman Partners, LP, Royalty Pharma Cayman Partners 2008, L.P., Pharmaceutical Investors, LP, Pharma Management, LLC and RP Management, LLC, to the holders of record of shares of common stock, par value $0.001 per share, of Cypress (the “Common Stock”) together with the associated preferred stock purchase rights (the “Rights”, and together with the Common Stock, the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” to refer to Cypress. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the board of directors of Cypress (the “Cypress Board” or the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of December 14, 2010 (the ‘‘Merger Agreement”), by and among Cypress, Parent and Offeror.

Pursuant to the Merger Agreement, Offeror amended its cash tender offer (the “Offer”) on December 15, 2010, to purchase all of the outstanding shares of Common Stock at a price of $6.50 per share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Amended and Restated Offer to Purchase, dated December 20, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on January 5, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Offeror will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Amended and Restated Letter of Transmittal have been mailed to Cypress’ stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Ramius with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2010.

Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or waiver of the conditions set forth therein, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the time of filing of the certificate of merger (or, if the merger is to be consummated pursuant to Section 253 of the DGCL, the certificate of ownership and merger) with the Secretary of State of the State of Delaware (the “Effective Time”), Offeror (or a wholly-owned subsidiary of Offeror) will merge with and into Cypress, and Cypress will continue as the surviving corporation (the “Merger”). At the Effective Time of the Merger, each issued and outstanding Share (other than Shares held by Cypress, Parent or Offeror or their respective subsidiaries and Shares held by stockholders who have perfected their statutory rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.

The Merger Agreement further provides that, after the payment for Shares pursuant to the Offer, Parent will be entitled to designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the additional directors elected or designated by Offeror pursuant to the Merger Agreement) by the percentage that the number of Shares beneficially owned by Offeror and Parent (including Shares accepted for payment) bears to the total number of Shares outstanding. Cypress has agreed to take all actions necessary to cause Parent’s designees to be elected or appointed to the board of directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Cypress has also agreed upon Parent’s request, to use its reasonable best efforts to cause the individuals designated by Parent to constitute the number of members (rounded up to the next whole number) on each committee of the board of directors, each board of directors of each subsidiary of Cypress that represents the same percentage that the individuals designated by Parent represent on the board of directors.

In the event that Parent’s designees are elected or appointed to the board of directors, the Merger Agreement provides that until the Effective Time, Cypress will cause the board of directors to maintain at least two directors who were directors prior to the execution of the Merger Agreement (each a “Continuing Director”), and cause each committee of the board of directors and each board of directors of each subsidiary of Cypress to include at least one Continuing Director. If the number of Continuing Directors is reduced to below two prior to the Effective Time, any remaining Continuing Directors shall be entitled to designate a person to fill such vacancy who is not an officer, director, stockholder or designee of Parent or Offeror, or if no Continuing Directors remain, the other directors shall designate two persons to fill such vacancies who are not officers, directors, stockholders or designees of Parent or Offeror.

After Parent’s designees constitute a majority of the board of directors prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the board of directors or the stockholders of Cypress as may be required by Cypress’ Second Amended and Restated Certificate of Incorporation, as amended (the ‘‘Charter”), Cypress’ Fourth Amended and Restated Bylaws (the “Bylaws”) or applicable law), be required for Cypress to:

•	amend or terminate the Merger Agreement;

•	enter into any agreement between Cypress or its subsidiaries on one hand and Parent, Offeror or their respective affiliates on the other hand;

•	take any action on behalf of Cypress or its subsidiaries that would prevent or materially delay the consummation of the Merger;

•	extend the time or performance of any obligation or action under the Merger Agreement by Parent or Offeror; or

•	waive any of Cypress’ rights or remedies under the Merger Agreement.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the appointment of Parent’s designees to the Cypress Board. The Merger Agreement provides that Cypress’ obligation to cause Parent’s designees to be elected or appointed to the Cypress Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Offeror and Parent’s designees has been furnished to Cypress by Parent, and Cypress assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Parent has informed Cypress that it will choose its designees to the Cypress Board from the list of potential designees provided below (the “Potential Designees”). Parent has informed Cypress that each of the Potential Designees who may be chosen has consented to act as a director of Cypress, if so designated.

None of the Potential Designees is currently a director of, or holds any position with, Cypress. Parent has informed Cypress that none of the Potential Designees has a familial relationship with any directors or executive officers of Cypress. Cypress has been advised that, except as set forth in the section below titled “Security Ownership of Certain Beneficial Owners and Management,” to the best knowledge of Offeror and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of Cypress and none have been involved in any transactions with Cypress or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past ten years: (i) filed a petition or has had a petition filed against him or her under federal bankruptcy laws or any state insolvency laws or a receiver, fiscal agent or similar officer was appointed by the a court for his or her business or property or any partnership in which he or she was a general partner or any corporation or business association of which he or she was an executive officer at or within the last two years; (ii) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining him or her from, or otherwise limiting him or her from acting in any capacity regulated by the Commodity Futures Trading Commission (the “CFTC”), or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in any conduct or practice in connection with such activity, engaging in any type of business practice, or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities or federal commodities laws; (iv) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty days his or her right to engage in any activity related to commodities or securities, or to be associated with persons engaged in any such activity; (v) been found by a court in a civil action or by the SEC to have violated any federal or state securities laws, and such judgment or finding has not been reversed, suspended or vacated; (vi) been found by a court in a civil action or by the CFTC to have violated any federal commodities law, and such judgment or finding has not been reversed, suspended or vacated; (vii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding (not including any settlement of a civil proceeding among private litigants), not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (viii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in the Exchange Act), any registered entity (as defined in the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

It is expected that Parent’s designees may assume office at any time following the purchase by Offeror of Shares pursuant to the Offer, which purchase cannot be earlier than January 5, 2011, and that, upon assuming office, Parent’s designees will thereafter constitute at least a majority of the Cypress Board. It is currently not known which of the current directors of Cypress would resign, if any.

LIST OF POTENTIAL DESIGNEES

Pablo Legorreta

Mr. Legorreta, 47, founded Royalty Pharma in 1996, after founding and managing two “proof of principle” investment vehicles that invested in royalty interests in two leading biotechnology products. Mr. Legorreta currently serves as a Director of Giuliani S.p.A and a Trustee of the Allen Stevenson School and the Park Avenue Armory. He received a degree in Industrial Engineering from Universidad Iberoamericana.

Jeffrey C. Smith

Mr. Smith, 38, is a Partner Managing Director of Ramius LLC, a subsidiary of Cowen Group, Inc. (“Cowen”). He is the Chief Investment Officer of Value and Opportunity Master Fund. Mr. Smith is a member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development for The Fresh Juice Company, Inc. While at Fresh Juice, Mr. Smith helped orchestrate three acquisitions quadrupling sales and doubling market value. He later initiated and completed the sale of The Fresh Juice Company to The Saratoga Beverage Group, Inc. He is currently the Chairman of the Board of Phoenix Technologies, where he has served as a director since November 2009. He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until October 2010. Mr. Smith is a former member of the Board of Directors of S1 Corporation, Kensey Nash Corp., The Fresh Juice Company, Inc., and Jotter Technologies, Inc., an internet infomediary company. Mr. Smith served as a member of the Management Committee for Register.com, which provides internet domain name registration services. He began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith is a General Securities Registered Representative.

Alexander Kwit

Mr. Kwit, 41, has served as Executive Vice President and General Counsel, of RP Management, LLC since 2001. He currently serves as Executive Vice President of RP (CA) Advisors, LLC, a wholly-owned subsidiary of RP Management, LLC.

Jeffrey A. Meckler

Mr. Meckler, 44, is a Managing Director of the Andra Group, LLC (the “Andra Group”). Prior to joining the Andra Group in January 2009, Mr. Meckler was an Investment Analyst with Ridgeback Capital Management, from July 2007 until January 2009. Prior to July 2007, Mr. Meckler was with Pfizer Inc., the world’s largest research-based, global biopharmaceutical company, for seventeen years where he held positions with increasing roles of responsibility. Mr. Meckler holds a Juris Doctor degree from Fordham University School of Law and Master of Science and Bachelor of Science degrees from Carnegie Mellon University, Pittsburgh, PA.

Gavin T. Molinelli

Mr. Molinelli, 27, is a Vice President of Ramius LLC, a subsidiary of Cowen Group, Inc. Mr. Molinelli is responsible for research in Ramius LLC’s Opportunistic Value Investing business. Prior to becoming a Vice President, Mr. Molinelli served as an associate at Ramius LLC from October 2006 to February 2009. From June 2005 to September 2006, Mr. Molinelli served as an investment-banking analyst at Bank of America Securities, LLC, the investment-banking arm of Bank of America Corporation, a bank and financial holding company. Mr. Molinelli previously served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until June 2009. Mr. Molinelli received his B.A. in Economics from Washington and Lee University.

CERTAIN INFORMATION CONCERNING CYPRESS

The authorized capital stock of Cypress consists of 90,000,000 shares of Common Stock and 15,000,000 shares of preferred stock. As of the close of business on December 14, 2010, 38,588,190 shares of Common Stock (excluding shares of Common Stock held by Cypress in its treasury) were issued and outstanding, and no shares of preferred stock were issued and outstanding. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders. The Cypress Board currently consists of seven members.

CURRENT BOARD OF DIRECTORS

Board Structure; Directors

The Cypress Board is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Cypress Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Cypress Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is elected and qualified. The Cypress Board presently has seven members. It is the Company’s policy to encourage directors and nominees for director to attend the Company’s annual meetings. Because the Annual Meeting of Stockholders for 2009 was not on the same day as a Board meeting, none of Cypress’ directors attended the Annual Meeting of Stockholders for 2009. Set forth below are the name and age of each director of Cypress as of December 14, 2010.

Name	Age

Roger L. Hawley	58
Amir Kalali	45
Jay D. Kranzler	52
Jon W. McGarity	68
Perry Molinoff	70
Tina S. Nova	57
Daniel H. Petree	55

Directors Continuing in Office Until the 2011 Annual Meeting

Jon W. McGarity, age 68, has served as a director since March 2004. Mr. McGarity is currently the Executive Vice President of Campbell Alliance, a management consulting firm specializing in the pharmaceutical and biotechnology industry. Mr. McGarity founded and serves as the President and Chief Executive Officer of EthiX Associates, which provides executive consulting services in business planning, strategy and development for companies operating in the pharmaceutical, biotech, and healthcare industries. In addition, Mr. McGarity serves as the President and Chief Executive Officer of GenBioPharma, Inc., a specialty biopharmaceutical company focused on the development and marketing of “biosimilar” products as well as novel drug delivery systems for selected drugs, peptides and proteins. Prior to establishing EthiX Associates, Mr. McGarity was the Vice Chairman, President and Chief Operating Officer of Pharmaceutical Marketing Services, Inc., which provided marketing and information services to the global pharmaceutical/healthcare industry. From February 2007 until March 2008, Mr. McGarity was the President and Chief Executive Officer of Insys Therapeutics, Inc., a privately held specialty pharmaceutical company. Mr. McGarity is the immediate past President and Chief Executive Officer of the Arizona BioIndustry Association. He is also a member of the Board of the Global Advisory Council at Thunderbird, The Garvin School of International Management and serves on the Board of Directors of the Arizona BioIndustry Association, the Board of Directors of the Arizona Technology Council, the Masters Level Computational Biosciences Degree Program and the Technopolis Program at Arizona State University. The Nominating and Corporate Governance Committee believes that Mr. McGarity’s pharmaceutical industry background, commercial experience and experience as the chief executive officer of a specialty pharmaceutical company position him to make significant contributions to the Board of Directors.

Dr. Amir Kalali, age 45, is currently Vice President, Medical and Scientific Services, and Global Therapeutic Team Leader CNS, at Quintiles Inc., focusing on developing novel compounds for the treatment of disorders of the central nervous system, where he is responsible for the medical and scientific aspects of development programs in psychiatry and neurology. He is also Professor of Psychiatry at University of California San Diego. He was the Founding Chairman of the Executive Committee of the International Society for CNS Drug Development (ISCDD), and currently serves as the Executive Secretary. Dr. Kalali received his M.D. from the University of London, United Kingdom. He completed his psychiatry training at University College and Middlesex School of Medicine, London University. Dr. Kalali has been an academic investigator in over 70 psychopharmacological clinical trials and at Quintiles has had medical and scientific responsibility for over 150 clinical trials. Dr. Kalali regularly presents at national and international scientific meetings, and lectures frequently on psychopharmacological and drug development topics. Dr. Kalali is the Editor of the journal Psychiatry, and is on the editorial board of several other journals. He has published widely in journals such as the Archives of General Psychiatry, The American Journal of Psychiatry, and the British Journal of Psychiatry. Dr. Kalali is an active member of the Scientific Advisory Boards of many pharmaceutical companies and sits on the Board of Directors of the Neuroscience

Education Institute and Tikvah Therapeutics. In 2005 and 2006 PharmaVOICE magazine named Dr. Kalali as one its 100 most inspiring leaders in the life sciences. The Nominating and Corporate Governance Committee believes that Dr. Kalali’s scientific expertise with the central nervous system, his academic background and his current focus on assisting companies that are developing novel compounds for the treatment of disorders of the central nervous system position him to make an effective contribution to the medical and scientific understanding of the Board of Directors, which the Nominating and Corporate Governance Committee believes to be particularly important to the Company’s drug development efforts.

Directors Continuing in Office Until the 2012 Annual Meeting

Jay D. Kranzler, age 52, was appointed as our Chief Executive Officer and Vice-Chairman in December 1995. In April 1998, Dr. Kranzler was appointed Chairman of the Board. From January 1989 until August 1995, Dr. Kranzler served as President, Chief Executive Officer and director of Cytel Corporation, a publicly held biotechnology company. Dr. Kranzler is currently a lecturer at The Rady School of Business of the University of California-San Diego, where he serves as Executive in Residence. Before joining Cytel, from 1985 to January 1989, Dr. Kranzler was employed by McKinsey & Company, a management-consulting firm, as a consultant specializing in the pharmaceutical industry. Dr. Kranzler has an M.D. with a concentration in psychiatry and a Ph.D. in pharmacology from Yale University. He graduated summa cum laude from Yeshiva University. The Nominating and Corporate Governance Committee believes that Dr. Kranzler’s extensive experience with the Company and his tenure as Chief Executive Officer bring necessary historic knowledge and continuity to the Board of Directors. The Nominating and Corporate Governance Committee also believes that Dr. Kranzler’s strong leadership skills, combined with his knowledge of the Company and extensive executive experience, qualify him to serve as a director.

Perry Molinoff, M.D., Ph.D., age 70, has served as a director since September 2004. Dr. Molinoff is a neuropharmacologist with an M.D. from Harvard. He holds a faculty position in the Department of Pharmacology and was the A.N. Richards Professor of Pharmacology at the University of Pennsylvania and from November 2003 to July 2006 was the Vice Provost for Research at the University of Pennsylvania. He is also an Adjunct Professor of Physiology and Neuroscience at the Medical University of South Carolina, Charleston, SC. In addition to his faculty appointments, from January 1995 until March 2001, Dr. Molinoff was the Vice President — Neuroscience and Genitourinary Drug Discovery at Bristol-Myers Squibb Pharmaceutical Research Institute, where he was responsible for implementing and directing the Institute’s research efforts in multiple therapeutic areas. From September 2001 until November 2003, Dr. Molinoff served as Executive Vice President of Research and Development at Palatin Technologies, where he was responsible for all basic, preclinical and clinical research. Dr. Molinoff has been a member of the Board of Directors of Palatin Technologies since November 2001. He is a member of multiple editorial advisory boards for scientific and educational journals and has authored or edited 6 books including Basic Neurochemistry and Goodman and Gilman’s text, The Pharmacological Basis of Therapeutics, as well as over 225 manuscripts. The Nominating and Corporate Governance Committee believes that Dr. Molinoff’s neuroscience expertise, academic background and pharmaceutical experience in drug development position him to make an effective contribution to the medical and scientific understanding of the Board of Directors, which the Nominating and Corporate Governance Committee believes to be particularly important to the Company’s drug development efforts.

Daniel H. Petree, age 55, has served as a director since June 2004. Mr. Petree is a founder and member of P2 Partners, LLC, a boutique investment bank specializing in life sciences companies, which he co-founded in 2000. From 1998 to 1999, Mr. Petree was the President and Chief Operating Officer of Axys Pharmaceuticals, a structure-based drug design company based in South San Francisco. From 1993 to 1998, he also held successive positions at Axys (and its predecessor, Arris Pharmaceuticals) as Executive Vice President of Business Development and Chief Financial Officer. From 1992 to 1993, Mr. Petree was Vice President of Business Development at TSI Corporation, a clinical research organization in Worcester, MA. Mr. Petree’s operating management experience was preceded by five years in investment banking at Montgomery Securities. Mr. Petree is also a member of the Board of Directors of Lpath, Inc., a public-traded biotechnology company. He also practiced as a corporate and securities lawyer with Heller, Ehrman, White & McAuliffe in Palo Alto, CA. The Nominating and Corporate Governance Committee believes that Mr. Petree’s extensive experience in pharmaceutical business development and life sciences investment banking has been and will be increasingly valuable to the Board of Directors as the Company seeks to expand its product portfolio.

Directors Continuing in Office Until the 2013 Annual Meeting

Roger L. Hawley, age 58, has served as a director since April 26, 2007. Since February 2006, Mr. Hawley has served as chief executive officer and a director of Zogenix, Inc., a privately-held specialty pharmaceutical company. From 2003 until January 2006, Mr. Hawley served as executive vice president, commercial and technical operations of InterMune, Inc, a publicly-held biopharmaceutical company. From 2002 to 2003, Mr. Hawley served as chief commercial officer at Prometheus Laboratories, Inc., a specialty pharmaceutical company. From 2001 to 2002, Mr. Hawley served as vice president/general manager of sales and marketing at Elan Pharmaceuticals, Inc., a publicly-held biopharmaceutical company. From 1987 to 2001, Mr. Hawley held various management positions in corporate finance, sales, and marketing at GlaxoSmithKline, Inc. Prior to joining GlaxoSmithKline, Mr. Hawley spent 12 years in financial management with Marathon Oil Company. Mr. Hawley holds a B.S. in accounting from Eastern Illinois University. The Nominating and Corporate Governance Committee believes that Mr. Hawley’s experience in the pharmaceutical industry, his personalized medicine services business experience and his current experience as a chief executive officer of a specialty pharmaceutical company position him to make significant contributions to the Board of Directors given that the Company has an FDA-approved product and has established a commercial operation and CLIA laboratory which offers personalized medicine services. The Nominating and Corporate Governance Committee also believes that Mr. Hawley’s accounting and overall financial expertise, combined with his experience as a chief executive officer, contribute to his value as the chair of the Audit Committee of the Board of Directors.

Tina S. Nova, Ph.D., age 57, has served as a director since April 26, 2007. Dr. Nova is a co-founder and the current President and Chief Executive Officer of Genoptix, Inc., a provider of personalized medicine services, and has served as its President and Chief Executive Officer and as a member of its board of directors since March 2000. Dr. Nova was a co-founder of Nanogen, Inc., a provider of molecular diagnostic tests, where she served as Chief Operating Officer and President from 1994 to January 2000. From 1992 to 1994, Dr. Nova served as Chief Operating Officer of Selective Genetics, a targeted therapy, biotechnology company. From 1988 to 1992, Dr. Nova held various director-level positions with Ligand Pharmaceuticals Incorporated, a drug discovery and development company, most recently serving as Executive Director of New Leads Discovery. Dr. Nova has also held various research and management positions with Hybritech, Inc., a former subsidiary of Eli Lilly & Company, a pharmaceutical company. Dr. Nova also serves on the board of trustees of the University of San Diego and is a former life science sector representative to the Independent Citizen’s Oversight Committee overseeing the implementation of the California stem cell initiative, Proposition 71 from its inception through 2008. Dr. Nova also serves on the board of directors of Arena Pharmaceuticals, Inc., a publicly traded clinical-stage biopharmaceutical company. Dr. Nova holds a B.S. in Biological Sciences from the University of California, Irvine and a Ph.D. in Biochemistry from the University of California, Riverside. The Nominating and Corporate Governance Committee believes that Dr. Nova’s experience in biotechnology drug development and her current experience as the chief executive officer of a personalized medicine services provider position her to make significant contributions to the Board of Directors given the Company’s focus on drug development and personalized medicine services.

Information regarding the Board of Directors and Committees of the Board

Independence of the Cypress Board

As required under The NASDAQ Stock Market, LLC (“Nasdaq”) listing standards, a majority of the members of a listed company’s Board of Directors must qualify as “independent,” as affirmatively determined by the Board of Directors. The Board of Directors consults with the Company’s legal counsel to ensure that the Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Cypress, its senior management and its independent registered public accounting firm, the Board of Directors has affirmatively determined that all of the Company’s existing directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Dr. Kranzler, the Company’s Chief Executive Officer, who is not an independent director by virtue of his employment with Cypress.

During 2009, Cypress paid approximately $263,000 to Campbell Alliance Group, Inc. (“Campbell”), a management consulting firm specialized in the pharmaceutical and biotech industries. Mr. McGarity, a director of the Company, has served as a consultant of Campbell since June 2009. In determining the independence of Mr. McGarity, the Board of Directors took into account Mr. McGarity’s consulting relationship with Campbell. The Board did not believe that this relationship would interfere with Mr. McGarity’s exercise of independent judgment in carrying out his responsibilities as a director.

Board Leadership Structure

Our Board of Directors is currently chaired by the Chief Executive Officer of the Company, Dr. Kranzler. The Board has also appointed Mr. Petree as lead independent director.

We believe that combining the positions of Chief Executive Officer and Board Chair helps to ensure that the Board and management act with a common purpose. In our view, separating the positions of Chief Executive Officer and Board Chair has the potential to give rise to divided leadership, which could interfere with good decision-making or weaken our ability to develop and implement strategy. Instead, we believe that combining the positions of Chief Executive Officer and Board Chair provides a single, clear chain of command to execute our strategic initiatives and business plans. In addition, we believe that a combined Chief Executive Officer/Board Chair is better positioned to act as a bridge between management and the Board, facilitating the regular flow of information. We also believe that it is advantageous to have a Board Chair with an extensive history with and knowledge of Cypress (as is the case with Dr. Kranzler) as compared to a relatively less informed independent Board Chair.

The Board appointed Mr. Petree as the lead independent director to help reinforce the independence of the Board as a whole. The position of lead independent director has been structured to serve as an effective balance to a combined Chief Executive Officer/Board Chair: the lead independent director is empowered to, among other duties and responsibilities, preside over Board meetings in the absence of the Chair (including executive sessions of the Board), preside over and establish the agendas for meetings of the independent directors, act as a liaison between the Chair and the independent directors, preside over any portions of Board meetings at which the evaluation or compensation of the Chief Executive Officer is presented or discussed and, as appropriate upon request, act as a liaison to stockholders. As a result, we believe that the lead independent director can help ensure the effective independent functioning of the Board in its oversight responsibilities. In addition, we believe that the lead independent director is better positioned to build a consensus among directors and to serve as a conduit between the other independent directors and the Board Chair, for example, by facilitating the inclusion on meeting agendas of matters of concern to the independent directors. In light of the Dr. Kranzler’s extensive history with and knowledge of Cypress, and because Mr. Petree is empowered to play a significant role in the Board’s leadership and in reinforcing the independence of the Board, we believe that it is advantageous for Cypress to combine the positions of Chief Executive Officer and Board Chair.

Meetings of the Cypress Board; Lead Independent Director

The Board of Directors met seven times either in person or by conference call during the 2009 fiscal year. All directors attended at least 75% of the aggregate of the meetings of the Board and of the committees on which they served, held during the period for which they were directors or committee members, respectively.

As required under NASDAQ listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. Executive sessions are typically chaired by the Cypress Board’s Lead Independent Director. Persons interested in communicating with the independent directors with their concerns may address correspondence to a particular director, or to the independent directors generally, in care of Cypress Bioscience, Inc. at 4350 Executive Drive, Suite 325, San Diego, California 92121. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

Prior to August 17, 2010, Jean-Pierre Millon served as our Lead Independent Director. From August 17, 2010 to the present, Mr. Petree has served as our Lead Independent Director.

Information Regarding Committees of the Cypress Board

During the 2009 fiscal year, the Board of Directors had six committees: an Audit Committee, a Compensation Committee, a Finance Committee, a Non-Executive Officer Stock Option Committee, a Nominating and Corporate Governance Committee and a New Products Committee. The following table provides membership and meeting information for each of the Audit Committee, Non-Executive Officer Stock Option Committee, Compensation Committee and Nominating and Corporate Governance Committee during the 2009 fiscal year:

Nominating
		Non-Executive		and
		Officer Stock		Corporate
	Audit	Option	Compensation	Governance
Name	Committee	Committee	Committee	Committee

Jay D. Kranzler		X
Roger Hawley	X*
Amir Kalali			X
Jon W. McGarity
Jean-Pierre Millon(1)	X			X*
Perry B. Molinoff			X	X
Tina Nova			X	X
Daniel Petree	X		X*
Total meetings in fiscal 2009 (2)	5	3	6	3

*	Committee Chairperson

(1)	Effective August 17, 2010, Mr. Millon resigned as a member of our board of directors.

(2)	Includes actions taken by written consent.

The Finance Committee was comprised of Mr. Petree. The Finance Committee met on 12 occasions during the year 2009.

The New Products Committee was comprised of Mr. McGarity (chairman), Mr. Millon, Mr. Hawley, Dr. Kalali and Dr. Molinoff. The New Products Committee met on two occasions during the 2009 fiscal year.

The Strategic Committee is comprised of Dr. Nova and Mr. Petree. The Strategic Committee was formed in February 2010 and, as a result, did not meet during the 2009 fiscal year.

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee, other than Dr. Kranzler, meets the applicable rules and regulations regarding “independence” and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to Cypress.

Audit Committee

The Audit Committee of the Board of Directors was established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 to oversee the Company’s corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the

Company’s audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints the Company receives regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters; and meets to review the Company’s annual audited and quarterly financial statements with management and the independent registered public accounting firm, including reviewing the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Mr. Millon, Mr. Petree and Mr. Hawley (Chairman) comprised the Audit Committee during the 2009 fiscal year. The Audit Committee met as a full Committee five times during the 2009 fiscal year.

The Board of Directors annually reviews the definition of independence for Audit Committee members under the Nasdaq listing standards and has determined that all members of the Company’s Audit Committee are independent (as independence for audit committee members is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has determined that Mr. Hawley qualifies as an “audit committee financial expert,” as defined in applicable rules of the SEC. The Board of Directors made a qualitative assessment of Mr. Hawley’s level of knowledge and experience based on a number of factors, including his formal education and experience as a chief executive officer.

Report of the Audit Committee of the Board of Directors

The following is the report of the Company’s Audit Committee with respect to the Company’s audited financial statements for the fiscal year ended December 31, 2009.

The purpose of the Audit Committee is to assist the Board in its general oversight of the Company’s financial reporting, internal controls and audit functions. The Amended and Restated Charter of the Audit Committee, which was amended in May 2005 and July 2008, describes in greater detail the full responsibilities of the Audit Committee and can be found on the Company’s website at www.cypressbio.com. The Audit Committee is comprised solely of independent directors as defined by the listing standards of Nasdaq.

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2009 with management and Ernst & Young LLP, the Company’s independent registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Ernst & Young LLP is responsible for performing an independent audit of the financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

The Audit Committee has reviewed the report of management contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC, as well as the individual reports of Ernst & Young LLP, Independent Registered Public Accounting Firm, included in the Company’s Annual Report on Form 10-K related to its audit of the financial statements and the effectiveness of internal control over financial reporting.

The Audit Committee has reviewed and discussed the Company’s audited financial statements for the fiscal year 2009 with management and Ernst & Young LLP. The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by Statement of Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding Ernst & Young LLP’s communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence from the Company.

Based on the foregoing, the Audit Committee recommended to the Company’s Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Audit Committee
Roger L. Hawley (Chairman)
Jean-Pierre Millon
Daniel Petree

The material in this report is not “soliciting material” is not deemed “filed” with the Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

The Compensation Committee of the Board of Directors is responsible for establishing and administering the Company’s executive compensation arrangements. The Company’s Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of the Company’s executive officers and other senior management; reviews and approves the compensation and other terms of employment of the Chief Executive Officer; reviews and approves the compensation and other terms of employment of the Company’s other executive officers; and administers the Company’s stock option plans and bonus plans. For a complete description of the process and procedures for consideration and determination of director and executive officer compensation, please see the Section titled “Compensation Discussion and Analysis” below. Each year, the Compensation Committee reviews with management the Company’s Compensation Discussion and Analysis and considers whether to recommend that it be included in proxy statements and other filings.

Four directors comprised the Compensation Committee during the 2009 fiscal year: Mr. Petree (Chairman), Dr. Kalali, Mr. Molinoff, and Dr. Nova. All members of the Compensation Committee are independent (as independence for directors is currently defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Compensation Committee met five times as a full Committee and acted by written consent one time during the 2009 fiscal year. The Compensation Committee has adopted a written Compensation Committee Charter, which was amended in October 2005 and can be found on the Company’s website at www.cypressbio.com.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least four times annually and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer or Chief Operating Officer. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the Compensation Committee regarding his compensation. The charter of the Compensation Committee grants the Compensation Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms.

During the 2009 fiscal year, the Compensation Committee engaged Compensia, Inc. (“Compensia”) as compensation consultants following a process that included a review by the Compensation Committee of multiple compensation consultants with substantial life sciences and public company compensation practice experience. The Compensation Committee requested that Compensia:

•	develop principles to guide the compensation of the Company’s executive team; and

•	assess the Company’s current executive cash and equity compensation levels as compared with public company competitive market practices.

As part of its engagement, Compensia was requested by the Compensation Committee to develop a comparative group of companies and to perform analyses of competitive performance and compensation levels for that group. Compensia gathered information and data on the pay practices of peer companies and calculated a market range composed of the 25th, 50th and 75th percentiles against these companies for each pay component of the executive compensation program. The Compensation Committee used the information provided by Compensia to assist in its compensation decisions.

Historically, the Compensation Committee has made most of the significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held prior to the beginning of the fiscal year. Generally, the Compensation Committee sets salaries and determines the number of options to be granted during the fourth quarter of the preceding year (with salaries effective and options granted the first business day of the following year), and approves bonus plans during the first or second quarter of the fiscal year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company’s compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee’s process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. Prior to the Compensation Committee’s determination, the Chief Executive Officer is afforded an opportunity to present his accomplishments during the period under consideration. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels and recommendations of the Compensation Committee’s compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2010 are described in greater detail in the Compensation Discussion and Analysis section of this Information Statement.

Finance Committee

The Finance Committee of the Board of Directors has the authority to evaluate, review, facilitate and approve the selection and engagement (including negotiating the applicable terms) of financial advisors and/or investment banks for us in connection with various strategic transactions, including strategic business combinations, licenses, joint ventures, collaborations, acquisitions, mergers, dispositions and other similar transactions and commitments. The Finance Committee also has the authority to expedite, facilitate and participate in the process of planning, reviewing, discussing, evaluating, negotiating and/or consummating such transactions. The Finance Committee is comprised of one director, Mr. Petree. Mr. Petree is an independent director as currently defined in Rule 5605(a) of the Nasdaq listing standards. The Finance Committee met 12 times during the 2009 fiscal year.

Non-Executive Officer Stock Option Committee

The Non-Executive Officer Stock Option Committee of the Board of Directors may award stock options to employees who are not officers, subject to certain limitations on the number of options granted. The Non-Executive Officer Stock Option Committee is comprised of one director, Dr. Kranzler. Dr. Kranzler is not an independent director as currently defined in Rule 5605(a) of the Nasdaq listing standards. The Non-Executive Officer Stock Option Committee acted by written consent three times during the 2009 fiscal year.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors was formed in July 2003 as the Nominating Committee. In April 2005, the role of the Nominating and Corporate Governance Committee was further expanded to cover corporate governance matters and was re-named the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of the Board of Directors is responsible for (i) overseeing all aspects of the Company’s corporate governance functions on behalf of the Board; (ii) making recommendations to the Board of Directors regarding corporate governance issues; (iii) identifying, reviewing and evaluating candidates to serve as directors of the Company consistent with criteria approved by the Board of Directors and reviewing and evaluating incumbent directors; (iv) serving as a focal point for communication between such candidates, non-committee directors and the Company’s management; (v) recommending to the Board of Directors for selection of candidates to the Board to serve as nominees for director for the annual meeting of stockholders; and (vi) making other recommendations to the Board of Directors regarding affairs relating to the directors of the Company, including director compensation. Three directors comprised the Nominating and Corporate Governance Committee during the 2009 fiscal year: Mr. Millon (Chairman), Dr. Molinoff and Dr. Nova. All current members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Nominating and Corporate Governance Committee met as a full Committee three times during the 2009 fiscal year. The Nominating and Corporate Governance Committee has adopted a written charter, which was amended in April 2005 and can be found on the Company’s website at www.cypressbio.com.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including having the highest personal integrity and ethics, possessing relevant background and expertise upon which to be able to offer advice and guidance to management and having sufficient time to devote to the Company’s affairs. All directors should also rigorously represent the long-term interests of the Company’s stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of Cypress and the long-term interests of the Company’s stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee may consider attributes such as diversity, age, skills, business experience and such other factors as it deems appropriate, given the current needs of Cypress and its Board, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors’ overall service to Cypress during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects nominee(s) for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not rejected a timely director nominee from any stockholder or stockholders holding more than 5% of the Company’s voting stock.

The Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. The Nominating and Corporate Governance Committee also focuses on other aspects of diversity, such as gender, race and national origin, and differences in viewpoints. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity and does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees; however, the Board of Directors and the Nominating and Corporate Governance Committee believe that it is essential that the members of the Board of Directors represent diverse viewpoints. In considering candidates for the Board of Directors, the Nominating and Corporate Governance Committee considers the entirety of each candidate’s credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, the individual’s contributions to the Board of Directors are also considered.

When the Nominating and Corporate Governance Committee reviews a potential new candidate, the Nominating and Corporate Governance Committee looks specifically at the candidate’s qualifications in light of the needs of the Board of Directors and the Company at that time, given the then current mix of director attributes. The Nominating and Corporate Governance Committee is particularly interested in maintaining a mix that includes the following backgrounds:

•	Academic thought leadership within the fields of psychiatry and neurology

•	Executive experience at world-class neuroscience companies

•	Current or former senior executive management experience at pharmaceutical and biotechnology companies with emphasis in the following areas: corporate transactions including strategic partnerships and alliances, operations, finance and audit, organizational development, profit and loss responsibility, product commercialization, product marketing, product branding, strategic planning, and general management

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Company’s Secretary at the following address: 4350 Executive Drive, Suite 325, San Diego, CA 92121 no later than the close of business on March 16, 2011 and no earlier than February 14, 2011. Submissions must include the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a director and a representation that the nominating stockholder is a beneficial or record holder of the Company’s stock and has been a holder for at least one year. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

New Products Committee

The New Products Committee reviews and evaluates any in-licensing and acquisition candidates. Five directors comprised the New Products Committee during the 2009 fiscal year: Mr. McGarity (Chairman), Mr. Hawley, Dr. Kalali, and Dr. Molinoff. The New Products Committee met on two occasions during the 2009 fiscal year.

Strategic Committee

The Strategic Committee meets with and advises management as the Company considers product licensing, potential acquisitions and other strategic opportunities. Two directors currently comprise the Strategic Committee: Dr. Nova and Mr. Petree. The Strategic Committee was formed in February 2010 and thus did not meet during the 2009 fiscal year.

Corporate Governance Guidelines

In December 2005, the Board of Directors documented the governance practices the Company follows by adopting Corporate Governance Guidelines to assure that the Board will have the necessary authority and practices in place to review and evaluate the Company’s business operations as needed and to make decisions that are independent of the Company’s management. The guidelines are also intended to align the interests of directors and management with those of the Company’s stockholders. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to Board composition and selection, Board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and Board committees and compensation. The Corporate Governance Guidelines were adopted by the Board to, among other things, reflect changes to the Nasdaq listing standards and SEC rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Guidelines, as well as the charters for each committee of the Board, may be viewed at www.cypressbio.com.

Compensation Committee Interlocks and Insider Participation

As noted above, Jon McGarity, one of our directors, entered into a consulting agreement with Campbell in June 2009. Mr. McGarity served as a member of our Compensation Committee during 2009 until his resignation from the Compensation Committee on July 6, 2009. During 2009, we paid Campbell approximately $263,000 for consulting services. Mr. McGarity is not an executive officer or an employee of Campbell and does not work on the Cypress account at Campbell.

Legal Proceedings

On September 17, 2010, a Cypress shareholder, David Bates, on behalf of himself and purportedly on behalf of a class of our stockholders, filed a lawsuit in Delaware Chancery Court, captioned Bates v. Cypress Bioscience, Inc., et al., Case No. 5824. The complaint alleges that our directors breached their fiduciary duties by failing to adequately consider the unsolicited acquisition proposal we received from Ramius LLC on July 19, 2010, and by failing to apprise themselves of the true value of Cypress. Bates seeks to enjoin the unsolicited acquisition proposal we received from Ramius LLC on July 19, 2010, and also seeks unspecified monetary damages and other relief.

CURRENT EXECUTIVE OFFICERS

The current executive officers of Cypress, each of whom is elected for a term of one year or until his or her successor is elected and qualified, are listed in the table below (including, as of December 14, 2010, their age and position).

Name	Age	Position Held with Cypress

R. Michael Gendreau	55	Vice President of Clinical Development and Chief Medical Officer
Sabrina Martucci Johnson	44	Chief Financial Officer, Executive Vice President, Chief Operating Officer and Corporate Secretary
Jay D. Kranzler	52	Chief Executive Officer and Chairman of the Board of Directors
Srinivas G. Rao	42	Chief Scientific Officer, Director of Science and Technology

Below is a brief biography of each of Cypress’ executive officers who served during the prior fiscal year, other than Dr. Kranzler. Biographical information for Dr. Kranzler can be found above in the section above titled, “Directors.”

Sabrina Martucci Johnson, age 44, was appointed as our Chief Financial Officer, Executive Vice President and Chief Operating Officer in January 2008. Prior to this appointment, she was appointed as interim Chief Financial Officer in February 2002 and in April 2002, she was appointed as Vice President and Chief Financial Officer. In April 2005, she was promoted to Senior Vice President. In February 2006, she was promoted to Executive Vice President and Chief Business Officer and in January 2008 was appointed as Chief Operating Officer. Mrs. Johnson served as Vice President of Marketing from March 2001 to April 2002. Mrs. Johnson joined the Company in August of 1998 and held various positions from 1998 through 2000, including Product Director, Executive Director of Marketing and Sales, and Vice President of Marketing and Sales. From 1993 to 1998, Mrs. Johnson held marketing and sales positions with Advanced Tissue Sciences and Clonetics. Mrs. Johnson began her career in the biotechnology industry in 1990 as a research scientist with Baxter Healthcare, Hyland Division. Mrs. Johnson has an MIM

from the American Graduate School of International Management (Thunderbird), a MSc. in Biochemical Engineering from the University of London and a BSc. in Biomedical Engineering from Tulane University. Mrs. Johnson serves on the Board of Advisors of the School of Engineering, Tulane University, on the Audit Committee of Project Concern International, and on the University of California-San Diego Library Board of Advisors.

R. Michael Gendreau, age 55, was appointed Vice President of Research and Development and Chief Medical Officer in December 1996 and continues to serve as Vice President and Chief Medical Officer. Dr. Gendreau joined the Company in 1994 and held various positions from 1994 through 1996, including Executive Director of Scientific Affairs. From 1991 to 1994, Dr. Gendreau was Vice President of Research and Development and Chief Medical Officer for MicroProbe Corporation, a developer and manufacturer of DNA/RNA probe-based diagnostic products. Dr. Gendreau has a B.S. in chemistry from Ohio University and an M.D./Ph.D. in medicine and pharmacology from the Ohio State University.

Dr. Srinivas G. Rao, age 42, joined the Company in August 2000, being named Chief Scientific Officer in January 2001, and has worked in a variety of areas, including scientific assessment of potential in-licensing compounds, business development, preclinical study design, and development of Cypress’ intellectual property programs. Prior to his service at Cypress, Dr. Rao worked as a free-lance medical electronics consultant while completing his combined M.D. and Ph.D. program at Yale Medical School. His Ph.D. research focused upon central nervous system neuropharmacology and took place in the laboratory of Dr. Patricia Goldman-Rakic. Upon completion of his M.D. degree, Dr. Rao completed an internship in Internal Medicine at Yale-New Haven Hospital. Dr. Rao holds both an M.S. and B.S. from Yale University in Electrical Engineering.

Former Executive Officers

During the prior fiscal year, the following individuals also served as executive officers of the Company: Michael Walsh, former Chief Commercial Officer, Executive Vice President; and Denise Wheeler, former General Counsel.

Mr. Walsh, age 51, became the Company’s Executive Vice President and Chief Commercial Officer in March 2008 and resigned in March 2010. Prior to Cypress, Mr. Walsh founded Proprius Pharmaceuticals, Inc. in 2005 and was its President and CEO from its founding until the Company acquired Proprius in March 2008. Prior to establishing Proprius, Mr. Walsh was a founder and Executive Chairman at Prometheus Laboratories, Inc., a specialty pharmaceutical company, from 1995 to 2005. Prior to founding Prometheus Laboratories, Inc., Mr. Walsh was with Quidel Corporation in various senior executive roles, including Director of Worldwide Marketing and Business Development, and Director of European Operations. Prior to Quidel he was Manager of Therapeutic Operations at La Jolla Pharmaceutical Company. Mr. Walsh serves on the Board of Directors of Kanisa Pharmaceuticals, Inc., and as Chairman of the Board of Oculir, Inc. Mr. Walsh has a Bachelor of Science degree from the University of Notre Dame and an M.B.A. from Pepperdine University.

Denise Wheeler, age 41, was the Company’s General Counsel until her resignation in February 2010. Mrs. Wheeler was appointed as Vice President of Business and Legal Affairs and Corporate Secretary in February 2004 and in August 2006, assumed a part time role as Vice President of Legal Affairs, Corporate Secretary, and in October 2007 was appointed General Counsel. Prior to joining the Company, from September 1997 until January 2004, Mrs. Wheeler worked as a corporate attorney at the law firm of Cooley Godward LLP. Mrs. Wheeler has a B.A. from Old Dominion University and a J.D. from the University of San Diego, School of Law.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company’s common stock as of December 14, 2010 by (i) each director and nominee for director, (ii) each of the executive officers named in the Summary Compensation Table, (iii) all executive officers and directors of the Company as a group, and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total

Wellington Management Company, LLP(2)	5,363,781	13.86%
75 State Street Boston, MA 02109
Ramius LLC(3)	3,815,000	9.86%
599 Lexington Avenue, 20th Floor New York, New York 10022
Maverick Capital, Ltd.(4)	2,869,967	7.42%
300 Crescent Court, 18th Floor Dallas, Texas 75201
Apollo Medical Partners(5)	2,480,385	6.41%
300 Crescent Court, 18th Floor Dallas, Texas 75201
BlackRock, Inc.(6)	2,214,243	5.72%
40 East 52nd Street New York, NY 10022
Jay D. Kranzler(7)	3,034,540	7.37%
R. Michael Gendreau(8)	370,174	*
Sabrina Martucci Johnson(9)	387,084	*
Srinivas Rao(10)	294,267	*
Roger Hawley(11)	90,000	*
Amir Kalali(12)	80,000	*
Jon W. McGarity(13)	119,000	*
Perry Molinoff(14)	119,000	*
Tina Nova(15)	80,726	*
Daniel H. Petree(16)	119,000	*
All executive officers and directors as a group (10 persons)(17)

*	Less than one percent of the outstanding shares of the Company’s common stock.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 38,688,190 shares outstanding on December 14, 2010, 2010, adjusted as required by rules promulgated by the SEC. The address of each executive officer or director is the same as the Company’s address: 4350 Executive Drive, Suite 325, San Diego, CA 92121.

(2)	The number of shares beneficially owned represents 5,363,781 shares of the Company’s common stock beneficially owned by Wellington Management Company LLP, in its capacity as an investment advisor. The shares are owned of record by clients of Wellington Management Company LLP. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities except Treasurer of the State of North Carolina Equity Investment Fund Pooled Trust.

(3)	The number of shares beneficially owned represents an aggregate of 3,815,000 shares of the Company’s common stock beneficially owned by Ramius LLC. The Offeror may be deemed to beneficially own the shares of Common Stock beneficially owned in the aggregate by Ramius LLC. Jeffrey C. Smith and Pablo Legorreta, in their capacity as members of the Board of Managers of the Offeror, may be deemed to beneficially own the shares of Common Stock beneficially owned by the Offeror. Pursuant to the terms of the Offeror’s Amended and Restated Limited Liability Company Agreement, Ramius LLC shares voting and dispositive power with Royalty Pharma with respect to such shares of Common Stock. Such shares of Common Stock are beneficially owned as follows: (i) 3,067,500 shares of Common Stock owned directly by Ramius, (ii) 2,549 shares of Common Stock owned directly by Ramius Navigation Master Fund Ltd (“Navigation Master Fund”), (iii) 134,951 shares of Common Stock owned directly by Ramius Optimum Investments LLC (“ROIL”) and (iv) 610,000 shares of Common Stock owned directly by Cowen Overseas Investment LP (“COIL”). As the sole stockholder of Navigation Master Fund, Ramius Enterprise Master Fund Ltd may be deemed to beneficially own shares of Common Stock beneficially owned by Navigation Master Fund. As the investment advisor of Navigation Master Fund, the managing member of ROIL and the general partner of COIL, Ramius Advisors, LLC (“Ramius Advisors”) may be deemed to beneficially own the shares of Common Stock owned in the aggregate by Navigation Master Fund, ROIL and COIL. As the investment manager of Ramius, Ramius Value and Opportunity Advisors LLC (“Value and Opportunity Advisors”) may be deemed to beneficially own the shares of Common Stock owned directly by Ramius. As the sole member of each of Value and Opportunity Advisors and Ramius Advisors, Ramius LLC may be deemed to beneficially own the shares of Common Stock beneficially owned in the aggregate by Value and Opportunity Advisors and Ramius Advisors. As the sole member of Ramius LLC, Cowen Group, Inc. (“Cowen”) may be deemed to beneficially own the shares of Common Stock beneficially owned by Ramius. As a significant stockholder of Cowen, RCG Holdings LLC (“RCG Holdings”) may be deemed to beneficially own the shares of Common Stock beneficially owned by Cowen. As the managing member of RCG Holdings, C4S & Co., L.L.C. (“C4S”) may be deemed to beneficially own the shares of Common Stock beneficially owned by RCG Holdings. Each of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, as the managing members of C4S, may be deemed to beneficially own the shares of Common Stock beneficially owned by C4S.

(4)	The number of shares beneficially owned represents 2,869,967 shares of the Company’s common stock beneficially owned by Maverick Capital, Ltd., in its capacity as investment adviser. Maverick Capital, Ltd. may be deemed to have beneficial ownership of these shares through the investment discretion it exercises over its clients’ accounts. Maverick Capital Management, LLC is the General Partner of Maverick Capital, Ltd. Mr. Ainslie is the manager of Maverick Capital Management, LLC and is granted sole investment discretion pursuant to Maverick Capital Management, LLC’s Regulations.

(5)	The number of shares beneficially owned represents an aggregate of 2,480,385 shares of the Company’s common stock, of which Brandon Fradd directly owns 464,522 shares of common stock and indirectly owns 2,015,863 shares of common stock in his capacity as (i) the sole principal of Apollo Medical Fund Management L.L.C., which in turn is the general partner for Apollo Medical Partners, L.P. (“Apollo L.P.”), (ii) the chief executive officer with sole control of Apollo Equity Management, Inc., a Delaware corporation, which in turn acts as the investment manager for Apollo Medical Offshore Partners, Ltd., an exempt company incorporated in the Bahamas and (iii) the manager of several separate accounts on a discretionary basis.

(6)	The number of shares beneficially owned are held by the following subsidiaries of BlackRock, Inc.: BlackRock Japan Co. Ltd, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Investment Management, LLC. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of common stock of the Company. No one person’s interest in the common stock of the Company is more than five percent.

(7)	Includes 2,510,574 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010. Also includes 398,692 shares of the Company’s common stock held by the Company’s 401(k) plan for which Dr. Kranzler, as trustee of the 401(k) plan, has voting rights to such shares and 96,742 shares of the Company’s common stock held by the Kranzler Living Trust, for which Dr. Kranzler is a trustee.

(8)	Includes 240,644 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by Dr. Gendreau.

(9)	Includes 358,344 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by Mrs. Johnson.

(10)	Represents 275,344 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by Dr. Rao.

(11)	Includes 80,000 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by Mr. Hawley.

(12)	Represents 80,000 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by Dr. Kalali.

(13)	Represents 119,000 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by Mr. McGarity.

(14)	Represents 119,000 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by Dr. Molinoff.

(15)	Includes 80,000 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by Dr. Nova.

(16)	Represents 119,000 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by Mr. Petree.

(17)	Number of shares beneficially owned includes 3,981,906 shares of the Company’s common stock issuable pursuant to options exercisable within 60 days of December 14, 2010 by the Company’s directors and executive officers as a group.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who beneficially own more than ten percent of a registered class of its equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of the Company’s equity securities. Officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to them and written representations that no other reports were required, during the fiscal year ended December 31, 2009, all Section 16(a) filing requirements applicable to the Company’s officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation program along with a description of the material factors underlying the decisions regarding compensation provided to our Chief Executive Officer and other named executive officers for 2009.

Executive Compensation Philosophy and Objectives

We believe that a competitive, goal-oriented compensation policy is critically important to the creation of value for stockholders. To that end, we have created an incentive compensation program intended to reward outstanding individual performance. The goals of the compensation program are to align compensation with business objectives and performance to enable us to attract and retain the highest quality executive officers and other key employees, reward them for our progress and motivate them to enhance long-term stockholder value. Our compensation program is intended to implement the following principles:

•	Compensation should be related to the value created for stockholders;

•	Compensation programs should support our short-term and long-term strategic goals and our objectives;

•	Compensation programs should reflect and promote our values and reward individuals for outstanding contributions to our success; and

•	Short-term and long-term compensation programs play a critical role in attracting and retaining well-qualified executives.

While compensation opportunities are based in part upon individual contribution, the actual amounts earned by executives in variable compensation programs are also based upon how we perform as a company. The executive compensation for the Chief Executive Officer and all other executives is comprised of base salary, annual cash bonuses, and long term incentives, each of which is intended to serve our compensation principles and is described in greater detail below.

Role of Our Compensation Committee

Our Compensation Committee of the Board of Directors is responsible for establishing and administering our executive compensation arrangements. Our Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; reviews and approves the compensation and other terms of employment of our Chief Executive Officer; reviews and approves the compensation and other terms of employment of our other executive officers; and administers our stock option plans and bonus plans. Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Four directors currently comprise the Compensation Committee: Mr. Petree (Chairman), Dr. Kalali, Mr. Molinoff and Dr. Nova.

Our Compensation Committee has been granted authority from the Board of Directors to take actions to ensure that our executive compensation and benefit program is consistent with our compensation philosophy and corporate governance guidelines and, is responsible for establishing the executive compensation packages offered to our named executive officers. The Compensation Committee generally presents its decisions and recommendations to the full Board of Directors, although approval from the Board of Directors is not required for Compensation Committee decisions.

Our Compensation Committee has taken the following steps to ensure that our executive compensation and benefit program is consistent with both our compensation philosophy and our corporate governance guidelines:

•	maintained a practice of reviewing the performance and determining the total compensation earned, paid or awarded to our Chief Executive Officer;

•	reviewed on an annual basis the compensation for executives at similar companies that are located in San Diego, as well as those located across the United States;

•	reviewed on an annual basis the performance of our other named executive officers and other key employees with assistance from our Chief Executive Officer, and determined what we believe to be appropriate total compensation based on competitive levels as measured against our peer group; and

•	maintained the practice of holding executive sessions without management present at Compensation Committee meetings.

Role of our Independent Compensation Consultant

In connection with making its recommendations for executive compensation for 2009, the Compensation Committee engaged Compensia to act as its independent compensation consultant. The Compensation Committee directed Compensia to provide its analysis of whether the Company’s existing compensation strategy and practices were consistent with our compensation objectives and to assist the Compensation Committee in modifying our compensation program for executive officers in order to better achieve our objectives. As part of its duties, Compensia provided the Compensation Committee with the following services:

•	reviewed and provided recommendations on composition of peer groups;

•	provided market data regarding compensation for similarly situated executive officers at our peer group companies and from companies listed in the Radford July 2008 Global Life Sciences Industry Compensation Survey;

•	conducted a review of the compensation arrangements for our named executive officers, including providing advice on the design and structure of our executive equity program;

•	conducted a review of the compensation arrangements for our Board of Directors, and provided recommendations to the Compensation Committee and the Board of Directors regarding the pay structure of the Board of Directors; and

•	updated the Compensation Committee on emerging trends/best practices in the area of executive and Board compensation.

Compensia does not provide any other services to the Company. The cost of executive compensation services provided by Compensia to the Company in 2009 did not exceed $120,000. The Company pays the cost for Compensia’s services.

In 2009, the Compensation Committee met in executive session with Compensia without management present. The Company’s Chief Financial Officer works with Compensia to provide any information Compensia needs about the Company in order to provide its services.

2009 Executive Compensation Program

Components of our Compensation Program

Our compensation program consists of three components:

•	base salary;

•	annual cash bonuses; and

•	long term incentives.

We also adopted a Severance Benefit Plan under which we provide post-employment severance payments and benefits in the event of termination under certain circumstances. The terms of the Severance Benefit Plan are described under the Section titled “Severance Benefit Plan.” The Compensation Committee believes that the Severance Benefit Plan provides an incentive to the named executive officers to remain with Cypress and serves to align the interests of the named executive officers and stockholders in the event of a potential acquisition of Cypress.

Compensation Market Data

The Compensation Committee reviews relevant market and industry practices on executive compensation to balance our need to compete for talent with the need to maintain a reasonable and responsible cost structure while aligning our executive officers’ interests with those of our stockholders.

To assist the Compensation Committee in its deliberations on executive compensation in 2009 and in 2010, Compensia collected data from a peer group selected by Compensia and approved by the Compensation Committee. In addition, to assist with 2009 compensation decisions, Compensia collected data from the Radford Global Life Sciences Industry Compensation Survey for companies with 50-149 employees. To assist with 2010 compensation decisions, Compensia collected data from the Radford Global Life Sciences Industry Compensation Survey and averaged the data described in the survey for companies with 50-149 employees and companies with 150-499 employees. For each of 2009 and 2010, Compensia then blended the peer group and survey data that it collected to provide the market range of each element of compensation for each executive position.

Peer Group

In determining our peer group, Compensia worked with the Company’s Chief Financial Officer and the Chairman of the Compensation Committee to develop a recommended list of peer companies for the Compensation Committee’s consideration. Compensia created the peer group by starting with a list of publicly-traded life science companies headquartered in the United States. The list was then narrowed by focusing on development stage biopharmaceutical companies with marketed products or products in Phase II or Phase III clinical trials. From this list, companies were scored by their similarity to the Company based on product development stage, market capitalization and corporate location. The companies most similar to the Company were selected as the peer group because Compensia and the Compensation Committee members believe these companies were most comparable to the Company when assessing the market for executive compensation.

Using the process above, in October 2008, the following companies were selected to serve as the Company’s peer group for fiscal year 2009: Affymax, Alexza Pharmaceuticals, Arena Pharmaceuticals, Cadence Pharmaceuticals, Cardium Therapeutics, Cell Genesys, Cerus, Cytokinetics, Cytori Therapeutics, Exelixis, Geron, InterMune, MAP Pharmaceuticals, Medivation, Monogram Biosciences, Neurocrine Biosciences, Optimer Pharmaceuticals, Orexigen Therapeutics and Pain Therapeutics.

In September 2009, Compensia and the Company followed the process described above for purposes of reassessing executive compensation and the following companies were selected to serve as the Company’s peer group for fiscal year 2010: Affymax, Ardea Biosciences, Arena Pharmaceuticals, Cadence Pharmaceuticals, Cytokinetics, Facet Biotech, Genomic Health, Geron, Halozyme Therapeutics, InterMune, Ligand Pharmaceuticals, Maxygen, Optimer Pharmaceuticals, Orexigen Therapeutics, Pain Therapeutics Peregrine Pharmaceuticals, Sangamo Biosciences, SciClone Pharmaceuticals and Vical.

Compensation Positioning and Compensation Allocations

While there is not specific target pay positioning for executive positions, in general, the Compensation Committee tries to provide for target total direct compensation (i.e., base salary, target bonus and annual equity awards) levels at or around the 50-75th percentile of the compensation paid to similarly situated officers represented by the blended survey and peer group data provided by Compensia, with compensation above this level possible for exceptional performance. In trying to achieve this 50-75th percentile positioning for target levels of compensation, the Compensation Committee generally sets the various compensation elements as follows:

•	base salaries at the 25-75th percentile relative to the blended survey and peer group data provided by Compensia,

•	target cash bonus compensation at a level such that, when combined with base salary, the target cash compensation is at the 25-75th percentile relative to the blended survey and peer group data provided by Compensia, and

•	target equity compensation at a level such that, when combined with target cash compensation, target total cash and equity compensation is at the 50-75th percentile relative to the blended survey and peer group data provided by Compensia.

Our Compensation Committee believes targeting total direct compensation at the 50-75th percentile is necessary in order to achieve the primary objectives, described above, of the Company’s executive compensation program.

The Compensation Committee makes a significant portion of our executive officers’ total compensation performance-based, and therefore “at risk”, helping us implement a culture in which the officers know that their take home pay, to a large extent, depends on the Company’s performance. In assigning a value to target equity compensation, the Compensation Committee uses the estimated Black-Scholes value of the awards. Since incentive cash and equity awards have both upside opportunities and downside risks, the target percentages set at the beginning of a fiscal year may not equal the compensation actually earned later in that year.

As noted above under “Executive Compensation Philosophy and Objectives”, benchmarking is not the only factor the Compensation Committee considers in setting total compensation and any one element of total compensation. Other factors, such as economic conditions, performance, internal pay equity and individual negotiations, may play an important role (or no role) with respect to the compensation offered to any executive in any given year. We believe this approach help us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure.

Base Salaries

We provide base salary as a fixed source of compensation for our executives, allowing them a degree of certainty in the face of having a majority of their compensation “at risk”. The Compensation Committee recognizes the importance of base salaries as an element of compensation that helps to attract and retain our executives. Therefore, base salaries need to be at levels that are competitive with salaries provided by our peer group companies, and so we generally target base salary levels at the 25-75th percentile of the blended survey and peer group data provided by Compensia.

Each year, the Compensation Committee reviews the annual salaries for each of the Company’s named executive officers, considering whether existing base salary levels continue to be at the 25-75th percentile. In addition to considering the percentile data, the Compensation Committee may, but does not always, also consider other factors, including the salary level negotiated by an executive in his existing employment agreement, broader economic conditions, the financial health of the Company, appropriate cost of living adjustments, and whether the Compensation Committee is generally satisfied with an executive’s past performance and expected future contributions. Generally, executive salaries are adjusted effective January 1 of each year.

In December 2008, the Compensation Committee determined to increase the base salaries of each of the Company’s executive officers for 2009 by 4% as a result of a cost of living adjustment. The Compensation Committee based the increase in part upon the Social Security Administration Cost of Living Adjustment data available as of October 2008, which reflected a 5.8% adjustment effective January 2009. In addition, in December 2009, the Compensation Committee determined to increase the base salaries of each of the Company’s executive officers for 2010 by 2.5% as a result of a cost of living adjustment. The Compensation Committee based the increase in part upon data from the Biotechnology Employee Development Coalition reflecting that San Diego area companies were projecting compensation increases of 3.43-4.8% in 2010 and Radford projections of compensation increases of 3% in 2010.

Annual Incentive Bonus Program

In addition to earning a base salary, our named executive officers are eligible to earn additional cash compensation through annual variable cash bonuses. Target bonus payment levels are expressed as a percentage of base salary. The variable bonuses are intended to motivate executives to achieve Company-wide operating and/or strategic objectives, and to work at the highest levels of their individual abilities. The Compensation Committee also recognizes the important role that variable cash compensation plays in attracting and retaining our executives, and therefore sets target levels for variable bonuses (that is, payouts for target performance achievement) so that target total cash compensation falls at or near the 25-75th percentile of the blended peer and survey data provided by Compensia, although benchmarking is not the only factor that may be considered when setting target bonus levels. The Compensation Committee may, but does not always, consider other factors, including each executive’s employment agreement, if any, and historical compensation. The Compensation Committee makes a significant portion of our executive officers’ total cash compensation “at risk”, helping the Company implement a culture in which the officers know that their take home pay, to a large extent, depends on the Company’s performance. In addition, in determining the target bonus opportunity for each named executive officer, the Compensation Committee believes that the target annual cash incentive opportunity should make up a larger portion of a named executive officer’s target total cash compensation as the executive’s level of responsibility increases. Therefore, the target bonus percentage for our Chief Executive Officer is generally greater than the target bonus percentages for our other named executive officers.

The Compensation Committee starts the process of determining the target bonus levels, and the corporate and, if applicable, individual performance goals by which performance will be measured under the bonus program, in the first quarter of the applicable year. More specifically, in the first quarter of each year, the Compensation Committee considers potential performance measures and the target bonus percentages for the fiscal year. As part of this analysis, the Compensation Committee considers the likely bonus payouts for the on-going fiscal year. Early in the applicable year, the Compensation Committee reviews its preliminary analysis with the Company’s Chief Executive Officer and Chief Financial Officer in connection with their review of the prior year’s financial results, budgets for the applicable year and the economic forecasts. The Compensation Committee also considers the blended peer and survey data provided by Compensia in consultation with the Chief Executive Officer, Chief Financial Officer and the VP of Human Resources. The Chief Executive Officer, Chief Financial Officer and the VP of Human Resources then make a recommendation to the Compensation Committee on the target bonuses that executives should be eligible to earn for the applicable year. The Compensation Committee reviews these recommendations without management present, and makes the final determination of the corporate performance goals for the applicable year, as well as the target bonus percentages.

In January 2008, our Compensation Committee approved a Bonus Plan for our officers for the year 2008, or the 2008 Bonus Plan. The 2008 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the 2008 Bonus Plan were contingent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with the Company on the date of payment, as outlined in further detail under the Section titled “Employment, Bonus And Severance Agreements.” Awards paid to our named executive officers under the 2008 Bonus Plan are set forth in the Summary Compensation Table below.

On April 10, 2009, our Compensation Committee recommended and our Board approved a Bonus Plan for the year 2009, or the 2009 Bonus Plan. The 2009 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the 2009 Bonus Plan were contingent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with us on the date of payment, as outlined in further detail under the Section titled “Employment, Bonus And Severance Agreements.” Awards paid to our named executive officers under the 2009 Bonus Plan are set forth in the Summary Compensation Table below.

On April 8, 2010, our Compensation Committee approved a Bonus Plan for the year 2010, or the 2010 Bonus Plan. The 2010 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the 2010 Bonus Plan, if any, are continent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with the Company on the date of payment, as outlined in further detail under the Section titled “Employment, Bonus And Severance Agreements.”

Long-term Equity Compensation

The Compensation Committee believes that properly structured equity compensation works to align the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock price appreciation. The Compensation Committee also awards equity because it believes that if our officers own shares of our common stock with values that are significant to them, they will have an incentive to act to maximize longer-term stockholder value instead of short-term gain. The Compensation Committee also believes that equity compensation is an integral component of the Company’s efforts to attract and retain exceptional executives, senior management and employees.

Therefore, the Compensation Committee generally makes awards of equity compensation so that, when the value of the equity is added to target total cash compensation, the target total cash and equity compensation opportunity falls at or near the 50-75th percentile for target total compensation of executives included in the blended peer and survey data provided by Compensia. However, benchmarking is not the only factor that may be considered when setting equity compensation levels. The Compensation Committee may also consider, in any given year, other factors, including but not limited to internal pay equity and the potentially dilutive impact of stock awards on the value of our common stock. As with cash incentive opportunities, in determining the equity opportunity for each named executive officer, the Compensation Committee believes that the incentive opportunity should make up a larger portion of a named executive officer’s target total compensation as the executive’s level of responsibility increases. Therefore, the equity awards for our Chief Executive Officer are generally greater than the equity awards granted to our other named executive officers. In general, equity awards to our named executive officers are granted in January.

Ultimately, awards to senior executives are driven by their sustained performance over time, their ability to achieve results that drive stockholder value, their level in the organization, their potential to take on roles of increasing responsibility in Cypress, and competitive equity award levels for similar positions and organization levels in our peer companies. For 2009, the Compensation Committee began by targeting an option grant for

Dr. Kranzler at the 75th percentile relative to the blended peer and survey data provided by Compensia regarding the number of shares granted to the companies’ chief executive officers (the “CEO Baseline Option Grant”). The Compensation Committee then set target option grants for our Chief Operating Officer and Chief Financial Officer at 60% of the CEO Baseline Option Grant and target option grants for the remainder of the executive team at 40% of the CEO Baseline Option Grant. The resulting target option grants represented levels of ownership in the Company ranging from 0.25% to 0.62% for each of the executives. The target grant for each executive was then adjusted based on the Compensation Committee’s consideration of each executive’s personal performance. This targeting resulted in grants to each executive at the 75th percentile relative to the blended peer and survey data provided by Compensia regarding the number of shares granted to other companies’ executives in similar roles, with the exception of the Chief Operating Officer/Chief Financial Officer, where the number of shares granted was greater than the 75th percentile relative to the blended peer and survey data provided by Compensia for individual chief operating officer or chief financial officer roles, based on the fact that these two roles are combined at Cypress. Along these lines, we authorized the grant of options on the first business day in 2009 to purchase common stock to each of our officers, including Dr. Kranzler. This is done to ensure that the exercise price of our options will not be influenced by non-public information.

In December 2009, the Compensation Committee began its consideration of additional equity grants for 2010. At that time the Compensation Committee determined to grant stock option awards to Ms. Johnson, Dr. Gendreau and Dr. Rao at the 35th percentile relative to the blended peer and survey data provided by Compensia for each officer’s respective executive position. The Compensation Committee determined to not grant any additional stock options to Dr. Kranzler or Mr. Walsh at that time. Given that long term equity value prior to the January 2010 grants was at or around the 75th percentile based on the blended peer and survey data provided by Compensia, the 2010 grants were pegged to the 35th percentile with the intention of maintaining long term incentive compensation in the 50-75th percentile range.

In addition, in December 2009, as part of the Compensation Committee’s annual equity compensation grant process, after review of market data provided by Compensia regarding the types of equity awards granted by peer group companies, and to reduce potential dilution to our stockholders and the associated accounting expense, the Compensation Committee determined to grant 100,000 restricted stock units (“RSUs”) to the Company’s Chief Executive Officer, Jay Kranzler. In making that determination, the Compensation Committee considered that many of the Company’s peer companies are introducing RSUs into their long term incentive compensation programs and that the Company should do the same to remain competitive with its peer companies. The Company’s long-term performance ultimately determines the value of RSUs because potential payouts from RSUs are entirely dependent on the Company’s stock price. Each RSU represents a right to receive one share of the Company’s common stock (subject to adjustment for certain specified changes in our capital structure) upon the completion of a specified period of continued service. The RSUs granted to Dr. Kranzler will vest in full on January 4, 2013 subject to Dr. Kranzler’s continued service through such date. The RSUs are also subject to vesting acceleration pursuant to the Restricted Stock Unit Award Agreement issued to Dr. Kranzler at the time of the award (the “RSU Agreement”), and will vest in full if Dr. Kranzler experiences a qualifying termination under the terms of the RSU Agreement. Because no vesting occurs until three years following the grant date of the RSU absent Dr. Kranzler’s qualifying termination under the terms of the RSU Agreement, the RSU is designed to encourage Dr. Kranzler’s continued employment with Cypress and to incentivize him to maximize long-term stockholder value.

Stock Trading Guidelines

The Company has a policy that prohibits its executive officers, directors and other members of management from engaging in short sales, transactions in put or call options, hedging transactions or other inherently speculative transactions with respect to the Company stock.

Other Compensation and Perquisite Benefits

In addition to the principal categories of compensation described above, we provide our named executive officers with coverage under our health and welfare benefit plans, including medical, dental, vision, disability and life insurance. We also sponsor a 401(k) Plan. Our 401(k) Plan is a tax-qualified retirement savings plan pursuant to which all employees, including the named executive officers, are able to contribute up to the limit prescribed by the

Internal Revenue Code on a before-tax basis. We match 100% (up to $16,500) of the employee’s contributions semi-annually on the last day of each of June and December in Cypress stock which is valued as of the contribution date. All contributions made by the participant vest immediately and the matching contribution of Cypress stock (i) becomes fully vested six months after the contribution date for employees with less than five years of employment with us and (ii) becomes fully vested immediately upon the contribution date for employees with five years or more of employment with us.

These benefits are designed to retain the services of our employees and we believe they are appropriate given our overall compensation package. Our Chief Executive Officer has also negotiated additional benefits, which are outlined in his employment agreement and are described under the heading “Employment, Bonus And Severance Agreements.”

Employment Agreements

We have entered into employment agreements with our Chief Executive Officer and our former Executive Vice President and Chief Commercial Officer who resigned in March 2010. These agreements are described in more detail elsewhere in the proxy, including the Section titled “Employment, Bonus and Severance Agreements.” These agreements provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change in control of the Company or a termination without cause by us, each as is defined in the agreements.

Severance Benefit Plan

In June 2004, the Company adopted the Cypress Bioscience, Inc. Severance Benefit Plan, or the severance plan, to provide severance benefits to certain eligible officers and outside directors. On December 31, 2008, the severance plan was amended and restated to clarify the application of Section 409A of the Code to the benefits that may be provided under the plan to the eligible officers and directors. Severance benefits under the severance plan are awarded on a sliding scale based on the number of years of continuous service an eligible individual has completed with the Company as of the date of service termination. Dr. Kranzler, Dr. Gendreau, Mrs. Johnson and Dr. Rao, and all of the current outside directors, are currently eligible to receive severance benefits under the severance plan. This plan is described in more detail elsewhere in the proxy, including the Section titled “Severance Benefit Plan.”

Tax and Accounting Implications

Payments made during 2009 to our executives under the various programs discussed above were made with regard to the provisions of Section 162(m) of the Internal Revenue Code. Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. The definition of performance-based compensation includes compensation deemed paid on the exercise of certain stock options. The exercised stock options must have an exercise price equal to the fair market value of the option shares on the grate date to qualify as performance-based compensation. Our 2009 Equity Incentive Plan is intended to ensure that the exercise of such stock options will qualify as performance-based compensation. Through December 31, 2009, this provision has not affected our tax deductions. The Compensation Committee intends to continue to evaluate the effects of the statute and any applicable regulations and to comply with Internal Revenue Code Section 162(m) in the future to the extent consistent with the best interests of Cypress.

Conclusion

Through the compensation arrangements described above, a significant portion of the executive officer’s compensation is contingent on the Company’s performance. Therefore, the realization of benefits by the executive is closely linked to the Company’s achievements and increases in stockholder value. The Company remains committed to this philosophy of paying for performance, recognizing that the competitive market for talented executives and the volatility of its business may result in highly variable compensation in any particular time period.

The Compensation Committee gives careful consideration to the Company’s executive compensation program, including each element of compensation for each executive officer. The Compensation Committee believes our executive compensation program is reasonable in light of the programs of our peer group companies. Our Compensation Committee also believes that our compensation program gives the executive officers appropriate incentives, based on the each officer’s responsibilities, achievements and ability to contribute to Company’s performance. We also believe that our executive officers and senior management make significant contributions toward creating stockholder value. Finally, we believe that the Company’s compensation structure and practices encourages management to work for real innovation, business improvements and outstanding shareholder returns, without taking unnecessary or excessive risks.

Risk Analysis of Our Compensation Plans

The Compensation Committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that they do not encourage a level of risk that is reasonably likely to have a material adverse effect on the Company. The design of our compensation policies and programs encourage our employees to remain focused on both the short-and long-term goals of the Company. For example, while our cash bonus plans measure performance on an annual basis, our equity awards typically vest over a number of years and Dr. Kranzler’s RSUs only vest in full after three years, unless he experiences an earlier qualifying termination under the terms of the RSU Agreement. We believe these policies encourage our employees to focus on sustained stock price appreciation over the long term, thus limiting the potential value of excessive risk-taking.

COMPENSATION OF DIRECTORS

Each of the Company’s directors may receive stock option grants under the 2009 Equity Incentive Plan. The Compensation Committee adopted resolutions providing for quarterly payments of $7,500 to each of the Company’s non-employee directors for such person’s service as a director during 2009, which includes participation by such person in the quarterly scheduled Board meetings. The Company’s Board of Directors has also approved the following payments for non-employee directors for the following services during 2009: (1) the payment of an annual retainer of $5,000 to each of the non-employee directors for such person’s service on a committee of the Board other than the Audit or Compensation Committees; (2) the payment of an annual retainer of $11,500 to each of the non- employee directors for such person’s service on the Audit Committee; (3) the payment of an annual retainer of $7,500 to each of the non-employee directors for such person’s service on the Compensation Committee; (4) the payment of an additional $5,000 to any non-employee director who serves as chair of a committee of the Board other than the Audit or Compensation Committees; (5) the payment of an additional $14,000 to any non-employee director who serves as chair of the Audit Committee; and (6) the payment of an additional $5,500 to any non-employee who serves as chair of the Compensation Committee.

In December 2009, the Compensation Committee determined to apply the same retainer structure described above for each director’s service in 2010. In addition, each member of the Board is entitled to receive payment for attendance at any special meetings of either the Board or a Committee of the Board. Compensation for attendance as a Board member at special meetings of the Board or of Committees of the Board is set at $1,000 per such meeting or telephone meeting lasting more than one hour and up to one-half of one day in duration, and $2,000 per such meeting or telephone meeting lasting more than one-half of one day in duration. Board members who travel to attend special meetings as Board members shall also be compensated in an amount equal to $500 for travel time of up to one-half of one day and $1,000 for travel time of more than one-half of one day. Special meetings are defined as Board meetings or Committee meetings periodically scheduled between standard quarterly Board and Committee meetings. In addition, such special meeting must be called by the Chairman of the Board, the Chief Financial Officer or Chairman of the Committee, must be designated in advance as a special meeting in order to qualify for the special meeting compensation and such meeting must be in addition to the one additional meeting per quarter included as part of the Board quarterly compensation.

In addition to the compensation listed above, the Board of Directors approved the payment of an annual retainer to the lead independent director of $20,000. The Board of Directors previously appointed Jean-Pierre Millon to be the lead independent director.

During the fiscal year ended December 31, 2009, each of the Company’s non-employee directors who were members of the Board during such period received cash compensation and option grants for his or her service as a director and/or member of a committee of the Board as follows:

		Special
		Committee	Option
Name	Board Service	Service(1)	Awards(2)	Total

Roger Hawley	$30,000	$30,500	$59,307	$119,807
Amir Kalali	$30,000	$12,500	$59,307	$101,807
Jon McGarity	$30,000	$22,500	$59,307	$111,807
Jean Pierre Millon	$30,000	$46,500	$59,307	$135,807
Perry Molinoff	$30,000	$16,125	$59,307	$105,432
Tina Nova	$30,000	$12,500	$59,307	$101,807
Daniel H. Petree	$30,000	$31,333	$59,307	$120,640

(1)	Includes amounts paid for special meetings outside the quarterly meeting and meetings that included only the chairman of various committees.

(2)	Reflects the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the year ended December 31, 2009.

Directors who are also employees of the Company do not receive any fee for their service as directors. All of the Company’s directors are reimbursed for their out-of-pocket travel and accommodation expenses incurred in connection with their service as directors.

The table below shows the aggregate numbers of stock awards and option awards outstanding for each non-employee director as of December 31, 2009.

Name	Number of Options

Roger Hawley	65,000
Amir Kalali	65,000
Jon McGarity	104,000
Jean Pierre Millon	104,000
Perry Molinoff	104,000
Tina Nova	65,000
Daniel Petree	104,000

The Company’s Board of Directors has adopted resolutions providing for (1) an automatic yearly option grant for each non-employee director of 15,000 shares of the Company’s common stock and (2) an initial grant of an option to purchase 32,000 shares of the Company’s common stock to each non-employee director upon his or her initial election or appointment to the Board. The options granted to directors vest daily and ratably over one year. In each of January 2009 and January 2010, Mr. Hawley, Dr. Kalali, Mr. McGarity, Mr. Millon, Dr. Molinoff, Dr. Nova and Mr. Petree each received an automatic yearly option to purchase 15,000 shares of the Company’s common stock for his or her respective service on the Board. As part of its review of director compensation in November 2008, the Compensation Committee reviewed director cash and equity compensation at peer companies and determined that our equity compensation of directors should be reduced and our cash compensation of directors should be increased in order to align our director compensation with peer companies. These peer companies were Affymax, Alexza Pharmaceuticals, Arena Pharmaceuticals, Cadence Pharmaceuticals, Cardium Therapeutics, Cell Genesys, Cerus, Cytokinetics, Cytori Therapeutics, Exelixis, Geron, InterMune, MAP Pharmaceuticals, Medivation, Monogram Biosciences, Neurocrine Biosciences, Optimer Pharmaceuticals, Orexigen Therapeutics and Pain Therapeutics. The Compensation Committee recommended, and the Board of Directors approved, a reduction in the yearly option grant for each non-employee director from 18,000 shares to 15,000 in order to achieve an annual grant at the 75th percentile relative to our peer group. The Compensation Committee also recommended, and the Board of Directors approved, increases in the cash retainers paid to committee members and chairs to set cash retainers at the 75th percentile relative to our peer group. The amounts paid as retainers to committee members and chairs are set forth above. The Board approved these adjustments in order to reduce the Company’s total annual director compensation to approximately the 75th percentile relative to our peer group.

Upon a change in control of Cypress, which includes the sale of all or substantially all of its assets, specified types of mergers, or other corporate reorganizations, all options to purchase the Company’s common stock held by its directors and officers will immediately vest. Additionally, if Dr. Kranzler experiences a qualified termination following a change in control, his RSUs will immediately vest.

In May 2004, the Company’s Board of Directors adopted the Cypress Bioscience, Inc. Severance Benefit Plan, or the severance plan, to provide severance benefits to certain eligible officers and outside directors. On December 31, 2008, the severance plan was amended and restated to clarify the application of Section 409A of the Code to the benefits that may be provided under the plan to the eligible officers and directors. Severance benefits under the severance plan are awarded on a sliding scale based on the number of years of continuous service an eligible individual has completed with the Company as of the date of service termination. All of the current outside directors are currently eligible to receive severance benefits under the severance plan. To receive severance benefits, an individual must (i) experience a covered termination, (ii) have provided service to the Company for at least one year on the date of such termination and (iii) execute a general waiver and release of claims. The severance plan supplements and provides benefits in addition to all other employment agreements, policies or practices previously maintained by Cypress. Severance benefits provided to outside directors include only accelerated vesting of options and restricted stock ranging from 25% to 100% of an individual’s unvested shares on the date of service termination.

COMPENSATION OF EXECUTIVE OFFICERS

Summary of Compensation

The following table shows for the fiscal years ended December 31, 2009, 2008 and 2007, compensation awarded or paid to, or earned by, the Company’s Principal Executive Officer, Principal Financial Officer and its three other most highly compensated executive officers, for whom salary and bonus for services rendered to the Company was in excess of $100,000, referred to as the named executive officers:

SUMMARY COMPENSATION TABLE

				Non-Equity
				Incentive Plan	All Other
			Stock Option	Compensation	Compensation
Name and Principal Position	Year	Salary ($)	Awards ($)(1)	($)	($)		Total ($)

Jay D. Kranzler	2007	$550,583	$2,776,507	$458,837	$37,439	(2)	$3,823,366
Chief Executive Officer and	2008	$578,112	$2,912,842	$269,921	$37,439	(3)	$3,798,314
Chairman of the Board	2009	$601,237	$983,118	$100,207	$33,657	(4)	$1,718,219
Sabrina Martucci Johnson	2007	$260,000	$302,000	$113,750	$15,500	(5)	$691,250
Chief Operating Officer,	2008	$300,301	$549,525	$73,574	$15,500	(6)	$938,900
Chief Financial Officer and	2009	$312,313	$590,752	$27,327	$16,500	(7)	$946,893
Executive Vice President
R. Michael Gendreau	2007	$297,727	$266,996	$93,040	$15,500	(8)	$673,263
Vice President, Development	2008	$312,613	$268,674	$54,707	$15,500	(9)	$651,494
and Chief Medical Officer	2009	$325,118	$396,774	$20,320	$16,500	(10)	$758,712
Srinivas Rao	2007	$211,116	$224,886	$65,974	$15,500	(11)	$517,476
Chief Scientific Officer and	2008	$243,838	$366,350	$42,672	$15,500	(12)	$668,360
Director of Science and	2009	$253,592	$396,774	$15,850	$16,500	(13)	$682,716
Technology
Michael Walsh(14)	2008	$250,000	$2,151,530	$61,250	$15,500	(15)	$2,478,280
Chief Commercial Officer,	2009	$312,000	$330,645	$27,300	$16,500	(16)	$686,445
Executive Vice President

(1)	These amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the year ended December 31, 2009 for awards pursuant to the Company’s 2000 Equity Incentive Plan and 2009 Equity Incentive Plan. Assumptions used in the calculation of this amount for years ended December 31, 2007, 2008 and 2009 are included in footnote 7 to the audited financial statements for the year ended December 31, 2009 in the Company’s annual report on Form 10-K filed with the SEC on March 31, 2010.

(2)	Includes $15,500 in contributions made by Cypress on behalf of Dr. Kranzler under the Company’s 401(k) plan during 2007, $16,939 paid by Cypress on behalf of Dr. Kranzler for life insurance and disability insurance premiums and $5,000 paid for estate planning for 2007 (which amount was paid in 2008).

(3)	Includes $15,500 in contributions made by Cypress on behalf of Dr. Kranzler under the Company’s 401(k) plan during 2008, $16,939 paid by Cypress on behalf of Dr. Kranzler for life insurance and disability insurance premiums and $5,000 paid for estate planning for 2008 (which amount was paid in 2009).

(4)	Includes $16,500 in contributions made by Cypress on behalf of Dr. Kranzler under the Company’s 401(k) plan during 2009 and $17,157 paid by Cypress on behalf of Dr. Kranzler for life insurance and disability insurance premiums.

(5)	Represents $15,500 in contributions made by Cypress on behalf of Mrs. Johnson under the Company’s 401(k) plan during 2007.

(6)	Represents $15,500 in contributions made by Cypress on behalf of Mrs. Johnson under the Company’s 401(k) plan during 2008.

(7)	Represents $16,500 in contributions made by Cypress on behalf of Mrs. Johnson under the Company’s 401(k) plan during 2009.

(8)	Represents $15,000 in contributions made by Cypress on behalf of Dr. Gendreau under the Company’s 401(k) plan during 2007.

(9)	Represents $15,500 in contributions made by Cypress on behalf of Dr. Gendreau under the Company’s 401(k) plan during 2008.

(10)	Represents $16,500 in contributions made by Cypress on behalf of Dr. Gendreau under the Company’s 401(k) plan during 2009.

(11)	Represents $15,000 in contributions made by Cypress on behalf of Dr. Rao under the Company’s 401(k) plan during 2007.

(12)	Represents $15,500 in contributions made by Cypress on behalf of Dr. Rao under the Company’s 401(k) plan during 2008.

(13)	Represents $16,500 in contributions made by Cypress on behalf of Dr. Rao under the Company’s 401(k) plan during 2009.

(14)	Mr. Walsh joined the Company in March 2008. Mr. Walsh resigned as an employee of the Company in March 2010.

(15)	Represents $15,500 in contributions made by Cypress on behalf of Mr. Walsh under the Company’s 401(k) plan during 2008.

(16)	Represents $16,500 in contributions made by Cypress on behalf of Mr. Walsh under the Company’s 401(k) plan during 2009.

Stock Option Grants

The Company grants options to its executive officers under its 2009 Equity Incentive Plan, or the 2009 Plan. The 2009 Plan was adopted by the stockholders of the Company in June 2009 as a successor to and continuation of the 2000 Equity Incentive Plan, or 2000 Plan, provided that outstanding options granted pursuant to the 2000 Plan will continue to be governed by the 2000 Plan. As of December 31, 2009, options to purchase a total of 7,500 shares were outstanding under the Company’s 1996 Equity Incentive Plan, or the 1996 Plan, which has expired. As of December 31, 2009, options to purchase a total of 219,407 shares were outstanding under the 2009 Plan and options to purchase 7,780,593 shares remained available for grant under the 2009 Plan. As of December 31, 2009, options to purchase a total of 7,483,043 shares were outstanding under the 2000 Plan.

The following table sets forth certain information regarding options granted to the named executive officers during the fiscal year ended December 31, 2009:

			All Other
			Option
			Awards:
			Number of		Closing	Grant Date
			Securities	Exercise or	Price on	Fair
		Approval	Underlying	Base Price	Grant	Value of Option
Name	Grant Date(1)	Date	Options(2)	of Options(3)	Date	Awards(4)

Jay D. Kranzler	01/02/2009	12/21/2008	223,000	$6.84	$7.48	$983,118
Sabrina Martucci Johnson	01/02/2009	12/21/2008	134,000	$6.84	$7.48	$590,752
R. Michael Gendreau	01/02/2009	12/21/2008	90,000	$6.84	$7.48	$396,774
Srinivas Rao	01/02/2009	12/21/2008	90,000	$6.84	$7.48	$396,774
Michael Walsh	01/02/2009	12/21/2008	75,000	$6.84	$7.48	$330,645

(1)	All option grants were made in connection with the annual officer grants, which are typically approved by the Compensation Committee in the fourth quarter of the prior year and awarded on the first business day of each year.

(2)	The options vest ratably and daily over a four-year period beginning on the date of grant.

(3)	Under the terms of the 2000 Plan, the exercise price of the options is equal to the closing price on the last market trading day prior to the grant date.

(4)	Reflects the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the year ended December 31, 2009. Assumptions used in the calculation of this amount are included in footnote 7 to the audited financial statements for the year ended December 31, 2009 in the Company’s annual report on Form 10-K filed with the SEC on March 31, 2010 regarding weighted-average assumptions underlying valuation of equity awards.

Outstanding Equity Awards

The following table provides information concerning the number and value of unexercised options held by the named executive officers at December 31, 2009.

	Number of	Number of
	Shares	Shares
	Underlying	Underlying
	Unexercised	Unexercised
	Options	Options		Option
Name	Exercisable	Unexercisable	Option Price	Expiration Date

Jay Kranzler	211,693	—	$3.25	04/29/12
	37,874	—	$2.51	03/27/13
	477,747	—	$4.53	08/11/13
	459,584	—	$13.30	02/08/15
	374,240	342	$5.78	01/02/16
	386,484	129,653	$7.75	01/02/17
	198,336	199,183	$11.03	01/02/18
	167,594	55,406	$6.84	01/02/19
Sabrina Johnson	17,305	—	$3.25	4/29/2012
	37,388	—	$13.30	2/8/2015
	34,342	5,658	$5.78	1/2/2016
	60,816	12,244	$6.06	2/1/2016
	42,037	14,103	$7.75	1/2/2017
	37,423	37,577	$11.03	1/2/2018
	33,293	100,707	$6.84	1/2/2019
Michael Gendreau	1,803	—	$2.51	3/27/2013
	62,076	—	$13.30	2/8/2015
	39,963	37	$5.78	1/2/2016
	37,165	12,468	$7.75	1/2/2017
	18,296	18,373	$11.03	1/2/2018
	22,361	67,639	$6.84	1/2/2019
Srinivas Rao	100,000	—	$11.80	2/4/2014
	25,000	—	$13.30	2/8/2015
	29,972	28	$5.78	1/2/2016
	34,489	11,571	$7.75	1/2/2017
	23,812	23,911	$11.03	1/2/2018
	13,416	40,584	$6.84	1/2/2019
	100,000	—	$11.80	2/4/2014
	25,000	—	$13.30	2/8/2015
Michael Walsh	136,998	263,002	$8.05	03/04/18
	18,634	56,366	$6.84	01/02/19

Option Exercises

The following table provides information concerning option exercises by the named executive officers during the year ended December 31, 2009.

	Number of Shares	Value Realized
Name	Acquired on Exercise	on Exercise

Jay Kranzler	300,000	$1,810,664
Sabrina Johnson	1,760	15,125
Michael Gendreau	—	—
Srinivas Rao	—	—
Michael Walsh	—	—

Equity Compensation Plan Information

The following table summarizes the securities authorized for issuance under the Company’s equity compensation plans as of December 31, 2009.

Number of Shares
Remaining Available for
	Number of Shares to be	Weighted Average	Future Issuance Under
	Issued Upon Exercise of	Exercise Price of	Equity Compensation
	Outstanding Options	Outstanding Options	Plans(2)

Equity compensation plans approved by stockholders(1)	7,709,950	$8.06	7,780,593
Equity compensation plans not approved by stockholders	—	—	—

(1)	Includes the 1996 Plan, the 2000 Plan and the 2009 Plan.

(2)	In June 2009, the Company’s stockholders approved the 2009 Plan, which is the successor to and continuation of the 2000 Plan.

POTENTIAL PAYMENTS UPON A CHANGE IN CONTROL

The table below reflects the amount of compensation to each of the named executive officers pursuant to each executive’s employment agreement, or in the absence of such an agreement, the Company’s Severance Benefit Plan, as amended, in the event of termination of such executive’s employment. The amount of compensation payable to each named executive officer upon termination without cause or for good reason and upon termination following a change of control is shown below. The amounts shown assume that such termination was effective as of December 31, 2009, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from Cypress.

				Life/
			Healthcare	Disability	Accrued	Parachute
Name	Base Salary(1)	Options(2)	Benefits(3)	Insurance	Vacation	Payment		Total

Jay Kranzler	$901,856	$—	$27,023	$34,314	$59,950	$250,000	(4)	$1,273,143
R. Michael Gendreau	$325,118	$—	$11,414	$—	$30,638	$—		$367,170
Sabrina Johnson	$312,313	$—	$17,345	$—	$—	$—		$329,658
Srinivas Rao	$253,592	$—	$17,288	$—	$29,260	$—		$300,140
Michael Walsh(5)	$312,000	$—	$19,907	$—	$4,520	$—		$336,427

(1)	For Dr. Kranzler, the amount reflects 18 months of base salary, for all the other named executive officers, the amount reflects 12 months of base salary.

(2)	The value of stock options is determined based on the unvested shares which would accelerate upon a change in control and the closing price of the Company’s common stock on the NASDAQ Global Market on December 31,

2009, which was $5.77 per share. The exercise price of the unvested stock options held by the named executive officers exceeded the closing price of the Company’s common stock on that date.

(3)	For Dr. Kranzler, the amount reflects 2 years of healthcare benefits, for all the other named executive officers, the amount reflects 12 months of healthcare benefits.

(4)	Under Dr. Kranzler’s employment agreement, the Company pays an amount equal to any excise taxes payable by him with respect to such event and has assumed the entire payment would be required.

(5)	Mr. Walsh resigned as an employee of the Company in March 2010.

In addition, upon a change in control of Cypress, which includes the sale of all or substantially all of its assets, specified types of mergers, or other corporate reorganizations, all options to purchase the Company’s common stock held by its directors and officers will immediately vest. Additionally, if Dr. Kranzler experiences a qualified termination following a change in control, his RSUs will immediately vest.

EMPLOYMENT, BONUS AND SEVERANCE AGREEMENTS

Employment Agreements

In August 2003, the Company entered into an amended and restated employment agreement with Jay D. Kranzler, M.D., Ph.D., its Chairman of the Board of Directors and Chief Executive Officer, which superseded the employment agreement entered into with him in December 1995. On January 26, 2007, the Company further amended Dr. Kranzler’s employment agreement to provide that the agreement would automatically renew for one year periods unless notice is provided by either party. On December 31, 2008, the agreement was amended further to clarify the application of Section 409A of the Code to the benefits that may be provided to Dr. Kranzler pursuant to the agreement. On December 24, 2009, the agreement was amended further to provide that Dr. Kranzler’s restricted stock unit award granted in January 2010 would be subject to double trigger vesting acceleration in the event of a change in control of Cypress (as opposed to the single trigger vesting acceleration provision to which Dr. Kranzler’s stock options are subject). The amended and restated agreement provides for an annual base salary, which may be adjusted periodically in the sole discretion of the Board of Directors. As of January 1, 2010, Dr. Kranzler’s current salary was set at $616,268. In addition to his base salary, pursuant to the amended and restated agreement, Dr. Kranzler is eligible for an annual bonus equal to an amount up to 66 2/3% of his base salary within ninety days after the end of each fiscal year. The annual bonus amount, if any, shall be based on Dr. Kranzler’s performance as evaluated by the Board of Directors or the Compensation Committee of the Board of Directors in its sole discretion. Under the Company’s 2010 Bonus Plan, as described under “— Bonus Plans” below, Dr. Kranzler may receive a bonus equal to an amount up to 150% of 66 2/3% of his base salary under certain circumstances. Pursuant to the amended and restated agreement, Dr. Kranzler was also granted an option to purchase 500,000 shares of common stock under the 2000 Equity Incentive Plan. In addition, the Company is required to provide Dr. Kranzler with $2 million of life insurance coverage. The amended and restated agreement is terminable by Dr. Kranzler at any time upon 30 days’ prior written notice. In the event that Dr. Kranzler is terminated without cause or Dr. Kranzler terminates his employment for good reason (as set forth in the agreement), Dr. Kranzler is entitled to severance payments equal to eighteen months of his base salary, with twelve months of the base salary payable in a lump sum within ten days following the termination date, and the remaining six months of base salary payable ratably over the six months following the termination date; provided that the entire eighteen months of base salary is payable in a lump sum if the termination occurs following a change in control. In addition, in the event that Dr. Kranzler is terminated without cause or terminates his employment for good reason, Dr. Kranzler will also be entitled to (i) accelerated vesting of all of his outstanding stock options, and (ii) continued coverage under group life, health, accident, disability and hospitalization insurance at the levels in effect for Dr. Kranzler at the termination date for a period of two years. Further, in the event that Dr. Kranzler is terminated without cause or terminates his employment for good reason in connection with a change in control, Dr. Kranzler will be entitled to accelerated vesting of all of his restricted stock units. In the event that Dr. Kranzler dies, the Company is required to pay Dr. Kranzler’s legal representatives payments equal to twelve months of his base salary reduced by any amounts paid or to be paid by the insurance coverage that the Company provides for the benefit of Dr. Kranzler, including life insurance. In the event that Dr. Kranzler becomes disabled (as set forth in the agreement) and the Company elects to terminate his employment, Dr. Kranzler is entitled to receive his base salary until disability insurance payments commence, subject to maximum payments by the Company equal to twelve months of his base salary. In addition, all of Dr. Kranzler’s outstanding options and restricted stock units will immediately vest upon his death or disability. In the event that any amounts paid to Dr. Kranzler constitute excess parachute payments under Section 280G of the Code, the Company will pay to Dr. Kranzler an amount equal to any excise taxes payable by him with respect to such payments, up to a total of $250,000.

On February 23, 2008, the Company entered into an employment agreement with Michael J. Walsh, the Company’s former Executive Vice President and Chief Commercial Officer, which became effective on March 4, 2008 when Cypress completed the acquisition of Proprius. Pursuant to his employment agreement with the Company, Mr. Walsh was entitled to receive an annual base salary of $300,000 and was eligible for an annual bonus of up to 35% of his annual base salary per year. In addition, pursuant to the employment agreement, on the effective date of the employment agreement, the Company granted to Mr. Walsh an option to purchase 400,000 shares of the Company’s common stock at an exercise price equal to the closing price of such stock on the business day immediately preceding the effective date of the grant. Mr. Walsh’s employment agreement additionally provided that upon a termination of Mr. Walsh’s employment without cause or if Mr. Walsh terminates his employment with good reason, or in certain circumstances if Mr. Walsh is terminated following a change in control of Cypress, Mr. Walsh would be entitled to the benefits outlined in the employment agreement, including a continuation of his base salary for a six-month severance period and payment of COBRA premiums for a twelve month period following termination. Mr. Walsh was also eligible for participation in the Company’s Severance Benefit Plan (he met the eligibility requirements on his first year anniversary with Cypress), and in the event of a qualifying termination of his employment for which he is eligible for benefits under the Severance Benefit Plan, Mr. Walsh was entitled to receive the benefit which is greater under either his employment agreement or the Severance Benefit Plan as to each category of benefits to which he was entitled. Mr. Walsh resigned as an employee of the Company in March 2010. In connection with the termination of his employment, the Company agreed to provide to Mr. Walsh the benefits he would be entitled to receive under his employment agreement and under the Company’s Severance Benefit Plan in the event of his resignation for good reason.

Severance Benefit Plan

In June 2004, the Company adopted the Cypress Bioscience, Inc. Severance Benefit Plan, or the severance plan, to provide severance benefits to certain eligible officers and outside directors. On December 31, 2008, the severance plan was amended and restated to clarify the application of Section 409A of the Code to the benefits that may be provided under the plan to the eligible officers and directors. Severance benefits under the severance plan are awarded on a sliding scale based on the number of years of continuous service an eligible individual has completed with the Company as of the date of service termination. Dr. Kranzler, Dr. Gendreau, Mrs. Johnson and Dr. Rao, and all of the current outside directors are currently eligible to receive severance benefits under the severance plan. Prior to his resignation in March 2010, Mr. Walsh was also entitled to receive benefits under the severance plan.

To receive severance benefits, an individual must (i) experience a covered termination, (ii) have provided service to the Company for at least one year on the date of such termination and (iii) execute a general waiver and release of claims. The severance plan supplements and provides benefits in addition to all other employment agreements, policies or practices previously maintained by Cypress. Covered terminations for officers include a termination without cause or a resignation for good reason. Covered terminations for outside directors include selected Board service terminations. All severance benefits provided to officers under the severance plan include a cash payment ranging from three to twelve months of base salary, health benefit continuation coverage ranging from three to twelve months and accelerated vesting of options and restricted stock ranging from 25% to 100% of an individual’s unvested shares on the date of service termination. Officers receive the maximum severance benefits on a covered termination in connection with a change in control of Cypress. Severance benefits provided to outside directors include only accelerated vesting of options and restricted stock ranging from 25% to 100% of an individual’s unvested shares on the date of service termination.

Upon Mr. Walsh’s resignation as an employee of the Company in March 2010, the Company agreed to provide to Mr. Walsh the benefits he would be entitled to receive under his employment agreement and under the Company’s Severance Benefit Plan in the event of his resignation for good reason.

Bonus Plans

2008 Bonus Plan

In January 2008, the Company’s Compensation Committee approved the 2008 Bonus Plan for its officers for the year 2008. The 2008 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the Company’s officers. Payments under the 2008 Bonus Plan, if any, were contingent upon Cypress’ achievement of certain corporate objectives described below, and the relevant officers’ continued employment with the Company on the date of payment.

The 2008 Bonus Plan includes a “primary” 2008 corporate objective, which is obtaining U.S. Food and Drug Administration approval for a New Drug Application for milnacipran for Fibromyalgia Syndrome (the “2008 Milnacipran Objective”). Bonuses payable for achievement of this objective would equal 70% of the 2008 Target Bonus amounts defined below.

The 2008 Bonus Plan also includes an “annual” 2008 corporate objective, which is completion of a major corporate event as determined by the Compensation Committee, such as an in-license or product acquisition. Bonuses payable for achievement of this objective would equal 30% of the 2008 Target Bonus (as described below).

The 2008 Target Bonus for each of the named executive officers covered under the 2008 Bonus Plan was as follows, with any such bonus to be calculated based on annual base salaries as of the earlier of the achievement of the relevant objective or December 31, 2008:

Officer	Target Bonus

Jay D. Kranzler	66 2/3% x annual base salary
Sabrina Martucci Johnson	35% x annual base salary
Michael Walsh	35% x annual base salary
R. Michael Gendreau	25% x annual base salary
Srinivas Rao	25% x annual base salary

On January 16, 2009, the Company’s Compensation Committee met to discuss whether Cypress had achieved the 2008 Milnacipran Objective. In light of the then-recent approval by the U.S. Food and Drug Administration (the “FDA”) of the Company’s New Drug Application for milnacipran for the management of fibromyalgia and in recognition of management’s diligent and consistent efforts to expedite such approval, the Compensation Committee determined that, while the 2008 Milnacipran Objective was not technically achieved because the approval by the FDA occurred in January 2009 rather than during 2008, such efforts merited payment of the bonuses related to that objective to the Company’s officers. As a result, the Compensation Committee approved payment to the officers covered under the 2008 Bonus Plan of a bonus equal to 70% of the Target Bonus for each of the named executive officers as follows:

Bonus Amount Paid for 2008
Officer	Milnacipran Objective

Jay D. Kranzler	$269,920.60
Sabrina Martucci Johnson	$73,573.74
R. Michael Gendreau	$54,707.31
Srinivas Rao	$42,671.75
Michael Walsh	$61,250.00

2009 Bonus Plan

On April 10, 2009, the Company’s Compensation Committee approved the 2009 Bonus Plan for its officers for the year 2009. The 2009 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the Company’s officers. Payments under the 2009 Bonus Plan were contingent upon Cypress’ achievement of certain corporate objectives described below, and the relevant officers’ continued employment with the Company on the date of payment.

The 2009 Bonus Plan included two 2009 corporate objectives. The first corporate objective was completion of a major corporate event as determined by the Compensation Committee, such as an in-license or product acquisition (the “2009 Major Corporate Event Objective”). Bonuses payable for achievement of this objective would equal 50% of the 2009 Target Bonus (as described below). The second corporate objective related to the achievement of certain commercial objectives relating to target sales details, prescription goals and diagnostic unit sales established by the Company for Savella and the Avise product line. Bonuses payable for achievement of the commercial objectives would equal 50% of the 2009 Target Bonus (as defined below).

The 2009 Target Bonus for each of the named executive officers covered under the 2009 Bonus Plan was as follows, with any such bonus to be calculated based on annual base salaries as of the earlier of the achievement of the relevant objective or December 31, 2009:

Officer	Target Bonus

Jay D. Kranzler	66 2/3% x annual base salary
Sabrina Martucci Johnson	35% x annual base salary
Michael Walsh	35% x annual base salary
R. Michael Gendreau	25% x annual base salary
Srinivas Rao	25% x annual base salary

On December 22, 2009, the Company’s Compensation Committee met to discuss whether Cypress had achieved the 2009 Major Corporate Event Objective and the other commercial objectives for 2009 described above. The Compensation Committee determined that the Company had not achieved the Major Corporate Event Objective and had met only 50% of the other corporate objectives established by the Company for Savella and the Avise product lines. As a result, the Compensation Committee approved payment to the officers covered under the 2009 Bonus Plan of a bonus equal to 25% of the Target Bonus for each of the named executive officers as follows:

Bonus Amount Paid for 2009
Officer	Savella Objective

Jay D. Kranzler	$100,206.66
Sabrina Martucci Johnson	$27,327.41
Michael Walsh	$27,300.02
R. Michael Gendreau	$20,319.87
Srinivas Rao	$15,849.53

2010 Bonus Plan

On April 8, 2010, the Company’s Compensation Committee approved the 2010 Bonus Plan for its executive officers for the year 2010. The 2010 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the Company’s officers. Payments under the 2010 Bonus Plan, if any, are contingent upon Cypress’ achievement of certain corporate objectives described below, and the relevant officers’ continued employment with the Company on the date of payment.

The 2010 Bonus Plan includes three 2010 corporate objectives. The first objective is for the Company to transition toward profitability in commercial operations. The second objective is for the Company to accumulate a portfolio of strategic assets. The third objective is an increase in stockholder value. The determination that the 2010 corporate objectives have been met, in part or in full, is at the Compensation Committee’s sole discretion.

The 2010 Target Bonus for each of the named executive officers covered under the 2010 Bonus Plan is as follows, with any such bonus to be calculated based on annual base salaries as of the earlier of the achievement of the relevant objective or December 31, 2010:

Officer	Target Bonus

Jay D. Kranzler	66 2/3% x annual base salary
Sabrina Martucci Johnson	35% x annual base salary
R. Michael Gendreau	25% x annual base salary
Srinivas Rao	25% x annual base salary

Under the 2010 Bonus Plan, the Compensation Committee will determine, in its sole discretion, a percentage between 0% and 150%, based on the extent to which the Compensation Committee determines that the three 2010 corporate objectives have been met. The percentage will be multiplied against the Target Bonus amount for the Chief Executive Officer to determine the bonus to be paid to the Chief Executive Officer, and will be multiplied against the Target Bonus amount for the other executive officers to create a pool of funds to be distributed amongst those other executive officers, at the Compensation Committee’s discretion with input from the Chief Executive Officer.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (“CD&A”) contained in the Company’s proxy statement filed with the SEC on April 30, 2010. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Compensation Committee
Daniel Petree (Chairman)
Amir Kalali
Perry B. Molinoff
Tina Nova

The material in this report is not “soliciting material” is not deemed “filed” with the Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

CERTAIN TRANSACTIONS

Cypress has entered into an employment agreement with its Chief Executive Officer as described under the caption “Employment, Bonus and Severance Agreements.” In addition, Cypress has granted stock options and RSUs to the Company’s directors and executive officers. See “Compensation of Directors” and “Compensation of Executive Officers.”

Cypress employs the services of Dr. Judy Gendreau, the wife of Dr. Michael Gendreau, Cypress’ Chief Medical Officer. Cypress paid Dr. Judy Gendreau an annual base salary of $208,750 during 2009.

Jon McGarity, one of our directors, entered a consulting agreement with Campbell Alliance Group, Inc. (“Campbell”) in June 2009. Mr. McGarity resigned from our Compensation Committee effective July 6, 2009. During 2009, we paid Campbell a total of $263,000 for consulting services. Mr. McGarity is not an executive officer of Campbell and does not work on the Cypress account at Campbell.

In June 2004, the Company implemented the Cypress Bioscience, Inc. Severance Benefit Plan, which provides severance benefits to certain eligible officers and eligible outside directors. The Severance Benefit Plan is described in further detail under the Section “Employment, Bonus and Severance Agreements.”

On April 10, 2009, the Company’s Compensation Committee approved a Bonus Plan for the officers of the Company for the year 2009. The 2009 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the Bonus Plan were contingent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with Cypress on the date of payment.

On April 8, 2010, the Company’s Compensation Committee approved a Bonus Plan for the officers of the Company for the year 2010. The 2010 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the 2010 Bonus Plan, if any, are contingent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with Cypress on the date of payment.

The Company’s bylaws provide that Cypress will indemnify its directors and executive officers and may indemnify other officers, employees and other agents to the fullest extent permitted by Delaware law. The Company is also empowered under its bylaws to enter into indemnification contracts with the Company’s directors and officers and to purchase insurance on behalf of any person who the Company is required or permitted to indemnify. Cypress currently maintains directors’ and officers’ insurance coverage.

Pursuant to directors’ and officer’s liability and fiduciary liability insurance policies, with total annual limits of $30,000,000 and $1,500,000, respectively, Cypress’ directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of Cypress, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of Cypress or a subsidiary of Cypress.

Pursuant to the Merger Agreement, from and after the Effective Time, Parent will, and will cause the surviving corporation in the Merger for six years after the Effective Time, to (a) indemnify and hold harmless the current and former officers, directors, employees and employee benefit plan fiduciaries of Cypress with respect to the acts, omissions or events occurring prior to the Effective Time to the fullest extent provided by the Charter, Bylaws and applicable law and (b) keep in effect in Cypress’ (or any of its subsidiaries) Charter and Bylaws, all provisions at least as favorable as the provisions in Cypress’ Charter and Bylaws on the date of the Merger Agreement that provide for indemnification or exculpation (and advancement of expenses related thereto) of the Indemnified Persons.

Subject to certain conditions, Parent is also obligated under the Merger Agreement to maintain for six years after the Effective Time, Cypress’ directors’ and officers’ liability and fiduciary liability insurance policies in place as of the date of the Merger Agreement with the terms, conditions, retentions and limits of liability that are at least as favorable as those contained in insurance policies on the date of the Merger Agreement.

The Company’s Audit Committee reviews and approves all related party transactions as required by Nasdaq rules.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all officers, directors and employees. A copy of the Code of Business Conduct and Ethics is posted on the Company’s website at www.cypressbio.com. If the Company makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, Cypress will promptly disclose the nature of the amendment or waiver on its website.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Stockholders wishing to communicate with the Board or an individual director may send a written communication to the Board or such director c/o Cypress Bioscience, Inc., 4350 Executive Drive, Suite 325, San Diego, California 92121, Attn: Secretary. Each communication must set forth the name and address of the stockholder on whose behalf the communication is sent, and the number of shares that are owned beneficially by such stockholder as of the date of the communication. Each communication will be reviewed by the Company’s Secretary to determine whether it is appropriate for presentation to the Board or such director. Communications determined by the Secretary to be appropriate for presentation to the Board or such director will be submitted to the Board or such director on a periodic basis. A copy of the Company’s Stockholder Communications Policy is posted on its website at www.cypressbio.com.

Annex II

Opinion of Jefferies & Company, Inc.

December 14, 2010

The Board of Directors
Cypress Bioscience, Inc.
4350 Executive Drive
Suite 325
San Diego, CA 92121

Members of the Board:

We understand that Cypress Bioscience, Inc. (the “Company”), Ramius Value and Opportunity Advisors LLC (“Ramius”), Royalty Pharma US Partners, LP (“RPUS”), Royalty Pharma US Partners 2008, LP (“RPUS2008”), RP Investment Corp. (“RP Corp” and together with RPUS, RPUS2008 and Ramius, “Parent”), and Ramius V&O Acquisition LLC, a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Purchaser would amend the terms of its tender offer (the “Tender Offer”) for all of the outstanding shares of the common stock, par value $0.001 per share (the “Common Stock”), of the Company that are not already owned by Parent and its affiliates to increase the price to be received by holders of shares of Common Stock in the Tender Offer to $6.50 per share in cash (the “Consideration”), and (ii) following the consummation of the Tender Offer, Purchaser would merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than shares of Common Stock that are owned by (i) the Company as treasury stock, Parent or any of its subsidiaries immediately prior to the effective time of the Merger, all of which shares will be canceled, or (ii) any subsidiary of the Company immediately prior to the effective time of the Merger, all of which shares shall be converted into shares of stock of the surviving corporation in the Merger, or as to which dissenters’ rights have been properly exercised), would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates).

In arriving at our opinion, we have, among other things:

(i) reviewed a draft dated December 14, 2010 of the Merger Agreement;

(ii) reviewed certain publicly available financial and other information about the Company;

(iii) reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv) held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above, including the risks and uncertainties of achieving the financial forecasts described in clause (iii) above;

(v) reviewed the share trading price history for the Common Stock; and

(vi) conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. In that regard, you have instructed us to consider the risks and uncertainties of achieving the Company’s financial forecasts and the possibility that such forecasts will not be realized. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares pursuant to the Tender Offer or how any holder of shares of Common Stock should vote on the Merger or any matter related thereto.

In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction. We have received fees, and expect to receive additional fees, for our services in connection with our engagement, including a fee that is payable upon delivery of this opinion, fees that will be payable whether or not the Tender Offer is completed, and a fee that would be payable upon the consummation of the Tender Offer. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation.

Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates).

Very truly yours,

/s/  JEFFERIES & COMPANY, INC.
JEFFERIES & COMPANY, INC.

Annex III

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights [Effective Aug. 2, 2010]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the

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procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who

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has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

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(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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